As filed with the Securities and Exchange Commission on November 21, 2003
                                                 Registration Statement No. 333_
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------
                        Votorantim Celulose e Papel S.A.
             (Exact name of Registrant as specified in its charter)
                         Votorantim Pulp and Paper Inc.
                 (Translation of Registrant's name into English)


Federative Republic of Brazil                            2621                                  Not Applicable
(State or other jurisdiction of               (Primary Standard Industrial                     (I.R.S. Employer
incorporation or organization)                  Classification Number)                       Identification No.)
                                                    -------------

                       Alameda Santos, 1357 - 8(0) andar,
                         01419-908 Sao Paulo, Sao Paulo
                          Federative Republic of Brazil
                                 55-11-3269-4000
   (Address and telephone number of Registrant's principal executive offices)

                  Votorantim International North America, Inc.
                        111 Continental Drive - Suite 111
                             Newark, Delaware 19713
                                 (302) 454-8300
            (Name, address and telephone number of agent for service)

                                                   Copies to:


      Andres V. Gil                           Richard S. Aldrich, Jr.                       Phyllis G. Korff
  Davis Polk & Wardwell                       Shearman & Sterling LLP           Skadden, Arps, Slate, Meagher & Flom LLP
   450 Lexington Avenue                        599 Lexington Avenue                         Four Times Square
 New York, New York 10017                    New York, New York 10022                   New York, New York 10036
  Phone: (212) 450-4000                        Phone: (212) 848-4000                      Phone: (212) 735-2322
   Fax: (212) 450-4800                          Fax: (212) 848-7179                        Fax: (212) 735-2000

                                                   -------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                  -------------

                                                CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                                   Proposed          Proposed
                                                                                   maximum           maximum          Amount of
                                                               Amount to be        offering     aggregate offering   registration
    Title of each class of securities to be registered        registered (1)    price per unit      price (2)           fee(3)
------------------------------------------------------------ ------------------ --------------- ------------------- ---------------
Preferred Shares of Votorantim Celulose e Papel S.A.,
  without par value (4)....................................    5,172,398,201     U.S.$0.05019    U.S.$259,602,656   U.S.$21,001.85
====================================================================================================================================

(1) Includes 4,608,659,071 preferred shares to be offered and sold in the United States and elsewhere and 563,739,130 preferred shares subject to the underwriters' over-allotment option. Offers and sales of preferred shares outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this registration statement. A portion of the preferred shares will be represented by ADSs. Each ADS represents 500 preferred shares.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low prices of the preferred shares represented by the ADSs on the New York Stock Exchange on November 19, 2003.

(3) U.S.$16,362.22 was paid in connection with the filing of the registrant's registration statement on Form F-3 (File No. 333-90262) on June 11, 2002, which the registrant has requested be withdrawn in its entirety on November 19, 2003. Pursuant to Rule 457 (p) under the Securities Act, the U.S.$16,362.22 paid in connection with that registration statement is hereby applied to offset the currently due filing fee which is U.S.$21,001.85. The remaining amount of U.S.$4,639.63 is paid upon the filing of the registration statement.

(4) A separate Registration Statement on Form F-6 (File No 333-84964) was filed on March 25, 2002 and declared effective on May 17, 2002 regarding registration of ADSs evidenced by the American Depositary Receipts issuable upon deposit of the preferred shares registered hereby.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration satement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted


Subject to completion, dated              , 2003
Prospectus

   American Depositary Shares

[VCP LOGO]



Votorantim Celulose e Papel S.A.
(Votorantim Pulp and Paper Inc.)


Each American Depositary Share represents
500 Preferred Shares



BNDES Participacoes S.A. - BNDESPAR is selling     ADSs (or its equivalent in
preferred shares) and several Votorantim group companies are together selling ADSs (or its equivalent in preferred shares) in a global offering. Of the total being sold by the selling shareholders, the underwriters are offering ADSs in the United States and other jurisdictions outside Brazil, and the Brazilian underwriters are offering preferred shares in Brazil. We will not receive any proceeds from this offering.

Our ADSs are listed on the New York Stock Exchange under the symbol "VCP" and our preferred shares are listed on the Sao Paulo Stock Exchange under the symbol "VCPA4." On November 19, 2003, the last reported sale price on the New York Stock Exchange was U.S.$25.12 per ADS and the last reported sale price of our preferred shares on the Sao Paulo Stock Exchange was R$148.59 per preferred share.

Investing in our ADSs involves a high degree of risk. See "Risk factors" beginning on page 10.

---------------------------------------------------------------------------------------------------------------------
                                                                                Per ADS                Total
---------------------------------------------------------------------------------------------------------------------
Public offering price................................................      U.S.$                 U.S.$

Underwriting discounts and commissions...............................      U.S.$                 U.S.$

Proceeds to the selling shareholders, before expenses................      U.S.$                 U.S.$

---------------------------------------------------------------------------------------------------------------------


BNDESPAR has granted the underwriters an option for a period of 30 days to
purchase up to additional   ADSs to cover over-allotments. If the over-allotment
option granted by BNDESPAR is exercised in full, the proceeds to the selling
shareholders (before expenses) will be U.S.$   and the total underwriting
discounts and commissions will be U.S.$  .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                    JPMorgan

                 , 2003

                                TABLE OF CONTENTS

                                                                            Page

Certain terms and conventions................................................iii
Presentation of financial information..........................................v
Summary........................................................................1
Risk factors..................................................................10
Forward-looking statements....................................................18
Use of proceeds...............................................................19
Market information............................................................19
Exchange rates................................................................22
Capitalization................................................................24
Selected financial information................................................25
Management's discussion and analysis of financial condition and results of operations.....................................................28
The pulp and paper industry...................................................58
Business......................................................................62
Principal and selling shareholders............................................89
Transactions with related parties.............................................90
Description of capital stock..................................................92
Dividends and dividend policy.................................................97
Description of American depositary shares....................................101
Taxation.....................................................................107
Underwriting.................................................................113
Validity of securities.......................................................116
Experts......................................................................116
Where you can find more information about us.................................116
Enforcement of judgments against foreign persons.............................117
Incorporation of certain documents by reference..............................118
Index to consolidated financial statements...................................F-1

                              ---------------------

You should rely only on the information contained in this prospectus or to which we have referred you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. The information in this document is only accurate at the date of this prospectus, and our business, results of operations and financial condition may change after the date of this prospectus.

We have prepared this prospectus on the basis of information that we have or have obtained from sources we believe to be reliable. The discussions of documents referred to in this prospectus summarize those documents and we refer you to those documents for more complete information. You should consult your own legal, tax and business advisors regarding an investment in our ADSs.

The selling shareholders and the underwriters are not making an offer to sell the securities in a jurisdiction or state where such offer is not permitted.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of ADSs and the distribution of this prospectus outside of the United States.

No offer or sale of ADSs may be made to the public in Brazil except in circumstances which do not constitute a public offer or distribution under Brazilian laws and regulations. Any offer or sale in Brazil to non-Brazilian residents may be made only under circumstances that do not constitute a public offer or distribution under Brazilian laws and regulations.

                                  -------------

                          Certain terms and conventions

As used in this prospectus, references to:

o "VCP," "we," "our" and "us" are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

o "Votorantim group" are to the group of companies, including VCP, controlled by the Ermirio de Moraes family;

o "BNDESPAR" are to BNDES Participacoes S.A. - BNDESPAR, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

o "Votocel" are to Votocel Filmes Flexiveis Ltda., our immediate parent company, which is a company of the Votorantim group;

o "Nova" are to Nova HPI Participacoes Ltda., a company of the Votorantim group;

o   "Cimento" are to Cimento Rio Branco S.A., a company of the Votorantim group;

o "the Ermirio de Moraes family" are to the families of Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti;

o the "Brazilian government" are to the federal government of the Federative Republic of Brazil;

o "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

o   "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

o "ton" are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

o "ADSs" are to our American depositary shares, each representing 500 shares of our acoes preferenciais, or preferred shares;

o "CVM" are to the Comissao de Valores Mobiliarios, the Brazilian securities commission; and

o "Brazilian GAAP" are to accounting practices adopted in Brazil, which are based on Brazilian corporate law (Law No. 6,404 of December 15, 1976, as amended), the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON.

Unless otherwise specified, share amounts in this prospectus do not reflect the exercise of the underwriters' over-allotment option.

One hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles.

References in this prospectus to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day for 365 days a year and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity will vary depending on operating conditions, the grades of pulp or paper produced and other factors.

We make statements in this prospectus about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA -- Associacao Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), or Bracelpa, from Valois Vision, which is a monthly report on the pulp markets, and from Hawkins Wright, which is a consulting firm that produces reports and newsletters for the pulp and paper industry. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

                      Presentation of financial information

We have prepared our consolidated financial statements included in this prospectus in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.

At November 14, 2003, the commercial market rate for purchasing U.S. dollars was R$2.95 to U.S.$1.00. The commercial selling rate is used in this prospectus rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this prospectus. See "Exchange rates" for information regarding exchange rates applicable to the Brazilian currency since 1998.

Our financial statements

Our reporting currency for all periods is the U.S. dollar. Our functional currency prior to 1998 was required to be the U.S. dollar under Statement of Financial Accounting Standards No. 52 -- "Foreign Currency Translation," but, beginning in 1998, we changed our functional currency to the real. We made this change because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary must determine its functional currency based on a number of factors. Beginning in 1998, the Brazilian economy was no longer highly inflationary because the increase in the general price index was measured at less than 100% over the previous three years. Therefore, under SFAS No. 52, we determined our functional currency, typically the currency in which a company generates and expends cash, based upon factors including cash flow, sales price, sales market, expenses, financing, intercompany transactions and management focus to be the real.

-------------

We are a corporation duly incorporated under the laws of Brazil with unlimited duration. We have the legal status of a sociedade por acoes, a stock corporation, operating under the Brazilian corporate law. We maintain our books and records in reais in accordance with Brazilian GAAP.

                                     Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ADSs. You should read this entire prospectus, especially the information set forth in "Risk factors" and our consolidated financial statements and the notes thereto before making an investment decision.

                        Votorantim Celulose e Papel S.A.

We are one of the largest pulp and paper products companies in Latin America and the leading Brazilian producer of coated, thermal and carbonless papers in terms of volume of sales. We produce eucalyptus pulp, which is a high quality variety of hardwood pulp, from our hardwood forests and sell approximately 60% of our pulp production to third parties. We use the remainder of our pulp production internally to manufacture coated and uncoated printing and writing papers, carbonless papers, thermal papers and other specialty papers. We produced 823,162 tons of pulp and 570,696 tons of paper in 2002, representing 10% of Brazilian pulp production and 7% of Brazilian paper production. We produced 823,745 tons of pulp and 429,651 tons of paper in the nine months ended September 30, 2003. Our 2002 production of 501,174 tons of printing and writing paper represented 23% of total Brazilian printing and writing paper production, and our 2002 production of 69,522 tons of carbonless, thermal and other specialty papers accounted for 39% of total Brazilian production of those products. In the nine months ended September 30, 2003, our production of printing and writing paper was 377,095 tons, and our production of carbonless, thermal and other specialty papers was 52,556 tons.

We have a nominal production capacity of 1.42 million tons of pulp and 655,000 tons of paper annually. The recently completed expansion of our Jacarei plant, which cost approximately U.S.$490 million, has increased our annual pulp production capacity by approximately 570,000 tons, or 67%. The expansion project is currently fully operational. All of our hardwood supplies come from approximately 168,000 hectares of land located in the state of Sao Paulo. We own approximately 65% of this land, and lease the remainder from third parties, including other Votorantim group companies.

We are active in both the domestic and export markets. In 2002 and the nine months ended September 30, 2003, we earned approximately 67% and 55%, respectively, of our revenues from domestic sales and approximately 33% and 45%, respectively, from export sales, primarily to North America, Europe and Asia. In 2002 and the nine months ended September 30, 2003, 58% and 42%, respectively, of our pulp and paper sales volume were directed to the domestic market. In 2002, we earned net income of U.S.$69 million in 2002 on net sales of U.S.$609 million. In the nine months ended September 30, 2003, we earned net income of U.S.$179 million on net sales of U.S.$582 million. At September 30, 2003, our total assets were U.S.$2,396 million, our long-term debt was U.S.$1,069 million and our shareholders' equity was U.S.$1,103 million.

In November 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, for U.S.$370 million. Aracruz is a Brazilian producer of pulp which exports almost all of its production. The preferred shares of Aracruz are traded on the Sao Paulo Stock Exchange and its ADSs are publicly traded on the New York Stock Exchange. In 2002 and the nine months ended September 30, 2003, Aracruz sold 1.58 million tons and 1.51 million tons, respectively, of pulp, in each case 98% of which consisted of exports primarily to North America, Europe and Asia. Based on its U.S. GAAP financial statements, Aracruz earned net income of U.S.$112 million on net sales of U.S.$669 million in 2002 and net income of U.S.$120 million on net sales of U.S.$702 million in the nine months ended September 30, 2003. We acquired our interest in Aracruz in order to increase our presence in the international pulp market, and we do not expect to have significant operational involvement at Aracruz at this time. This acquisition is subject to approval by the Brazilian antitrust authorities.

We are a member of the Votorantim group of Brazil, and all of our voting shares are held indirectly by members of the Ermirio de Moraes family, which founded and controls the group. The Votorantim group is a diversified industrial group with interests in cement, aluminum, pulp and paper, financial services, chemicals and agribusiness.

Our business is subject to a number of risks, including those described under "Risk factors." We operate in a highly competitive commoditized industry that is characterized by cyclicality, and we are affected by developments in the Brazilian and global economies.

Our preferred shares are publicly traded on the Sao Paulo Stock Exchange and, in the form of American depositary shares, on the New York Stock Exchange.

Our strengths

We have established our position in the Brazilian pulp and paper industry building on the following competitive strengths:

We are a low-cost producer of pulp.

We are one of the world's lowest-cost producers of pulp. In 2002 and the nine months ended September 30, 2003, our pulp cash production cost per ton was U.S.$128 and U.S.$156, respectively. Cash production cost consists of total production costs less depreciation and depletion. Several factors account for this, including:

o Short harvest cycles. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years, while harvest cycles for eucalyptus trees in Portugal and Spain range from 12 to 15 years and harvest cycles for other species of hardwood trees in other regions range from 20 to 70 years. This short harvest cycle increases our forest yield, reduces the amount of timberland needed to supply our wood requirements, and reduces our production costs.

o Use of cloning technology. In our forestry operations we make extensive use of cloning technology in order to yield greater tree uniformity, which in turn facilitates our planting, growing, felling, stacking and transportation activities. Primarily because of the cloning methods we employ, our annual forest productivity increased from 30 cubic meters per hectare in 1987 to between 45 and 50 cubic meters per hectare in 2002.

o Low transportation costs. We control our transportation costs by setting our plants near our forests and conducting substantially all of our activities in the state of Sao Paulo, which is the largest consumer market in Brazil. Our forests are located an average distance of 310 kilometers from our pulp mills. For our pulp and paper exports, we use the port facilities at Santos, in the state of Sao Paulo, which is located an average distance of 200 kilometers from our mill facilities and is equipped with modern freight handling and shipment machinery. In order to accommodate the increase in pulp production capacity undertaken at our Jacarei plant, we increased our warehouse capacity at the port of Santos by 39%.

o Low energy costs. We generate approximately 51% of our production power requirements primarily from recycling by-products from the pulp production process. We believe that this leads to substantial savings compared to purchasing energy in the open market, and also decreases our exposure to potential shortages in the Brazilian energy market.

We have an effective sales and distribution network.

Our internal sales personnel handles most of our domestic pulp sales and domestic paper sales to larger clients. In addition, we distribute our paper products throughout Brazil through KSR, our paper distribution division. Currently, KSR distributes approximately 18% of our paper products destined for the domestic market, making KSR the largest paper distributor in Brazil. KSR's distribution network consists of 32 branch offices strategically located in Brazil and a workforce composed of 100 independent sales agents. KSR also inaugurated its e-commerce portal in January 2001, which enables customers to make purchases online.

We have a professional, proven and experienced management team that takes advantage of developments in information technology.

Our management team is comprised of seasoned industry professionals who have experience operating through multiple business cycles in the pulp and paper industry. Our management team has been at the forefront of the Brazilian pulp and paper industry in taking advantage of information technology in all aspects of our business, from forestry operations and manufacturing to information systems. We upgraded our management software in 2000 in order to better integrate our day-to-day operations, facilitate decision-making and reduce inefficiencies. Our integrated information systems link our operations from production to managerial functions.

Our strategy

We intend to focus on steady and sustained growth, building on our competitive strengths in order to become a leader in the international pulp market and to maintain our leadership in the Brazilian coated paper market. The principal components of our strategy are to:

o   expand our presence in the international pulp market;

o maintain our leadership position in the growing Brazilian market for coated, thermal and carbonless papers;

o   continue to shift our sales mix towards higher margin paper products;

o   increase our operating efficiencies; and

o expand our production capacity through mill expansion and strategic acquisitions to meet increased demand in the domestic and export markets.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our position as a global player in the pulp market. In 2002 we sold approximately 76% of our market pulp tonnage outside of Brazil compared to 2% when we began exporting in 1996. In the nine months ended September 30, 2003, we sold approximately 86% of our market pulp tonnage outside Brazil. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investments in Aracruz in 2001 and in our Jacarei expansion in 2002 have reinforced our position in the international pulp market.

Maintain our leadership position in the growing Brazilian regional market for coated, thermal and carbonless papers

We are currently a market leader for coated, thermal and carbonless papers in Brazil with 37%, 91% and 74% market share, respectively. We are also one of the market leaders for uncoated printing and writing paper, with a 20% market share in Brazil. We expect domestic demand to grow along with the expected growth of the economy of Brazil over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and resolution printing and is targeted at the small and home office market. In order to consolidate our market position, we have established relationships with significant customers aiming to improve our ability to customize products and to develop innovative services.

Continue to shift our sales mix towards higher margin paper products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 47% of our net revenues from sales of paper in 2002, from approximately 33% in 1997. We are producing higher margin products to substitute for products that Brazilian buyers previously needed to import, such as beer and soft drink beverage labels.

We have developed our production facilities for thermal and carbonless papers through an alliance with a leading producer in the area, Oji Paper Co., Ltd. of Japan, or Oji Paper, which allows us to benefit from Oji Paper's technology. We have in the past benefitted from an increase in domestic demand, as well as gained market share from imports of coated and specialty papers, which became less competitive due principally to the continuous devaluation of the real from January 1999 through 2002. In the nine months ended September 30, 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar. We plan to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar. We also will continue to work closely with our customers to develop new products.

Increase our operating efficiencies

We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce unit operating costs. We will continue to:

o focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

o focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

o   improve information flow to facilitate decision-making.

Expand our production capacity through mill expansion and strategic acquisitions to meet increased demand in the domestic and export markets

Between 1994 and 2002, the average annual rate of paper consumption in Brazil increased by 5.2% per year, which is an important indicator of the economic development of a country. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time.

We increased our pulp production capacity through our U.S.$490 million expansion project at our Jacarei mill to a nominal production capacity of 1.42 million tons annually. As of September 30, 2003, we had disbursed U.S.$460 million in this project, which is fully operational. We intend to further increase our production capacity through the expansion of existing facilities as well as strategic acquisitions.

We also closely monitor the evolution of the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, and we intend to be a participant in the continuing consolidation among pulp and paper producers, both domestically and internationally.

                                  -------------

Our principal executive offices are located at Alameda Santos 1357 - 8(0) andar, 01419-908, Sao Paulo, Sao Paulo, Brazil. Our telephone number is (011-55-11) 3269-4000. We maintain a website at www.vcp.com.br. Information contained in our website does not constitute a part of this prospectus.

                                  The offering

Securities offered..................             ADSs (or its equivalent in
                                          preferred shares) are being offered in
                                          a global offering. Of this total, the
                                          underwriters are offering        ADSs
                                          in the United States and other
                                          jurisdictions outside Brazil, and the
                                          Brazilian underwriters are offering
                                                                       preferred
                                          shares (the equivalent of       ADSs)
                                          in Brazil.

Selling shareholders................      BNDES Participacoes S.A .- BNDESPAR
                                          and certain companies controlled by
                                          the Votorantim group.  Following this
                                          offering, the Votorantim group will
                                          continue to hold 100% of our common
                                          shares and none of our preferred
                                          shares.

Over-allotment option...............      BNDES Participacoes S.A. - BNDESPAR
                                          has granted the underwriters an option
                                          to purchase up to an additional
                                          ADSs (or its equivalent in preferred
                                          shares), solely to cover
                                          over-allotments.

The ADSs............................      Each ADS represents 500 preferred
                                          shares that have been deposited with
                                          The Bank of New York, as depositary.

Our capital stock...................      Our capital stock is divided into
                                          common shares and preferred shares.
                                          Each share of capital stock represents
                                          the same economic interest, except
                                          that the preferred shares are entitled
                                          to the preferences described under
                                          "Description of capital stock --
                                          Preferences of preferred shares."

                                          Our outstanding capital stock
                                          immediately before and after this
                                          offering is as follows:

                                          21,140,490,321 common shares
                                          17,180,629,236 preferred shares
                                          38,321,119,557 total shares

Use of proceeds.....................      We will not receive any proceeds from
                                          the sale of ADSs by the selling
                                          shareholders.

Voting rights.......................      Holders of the preferred shares and,
                                          consequently, holders of ADSs do not
                                          have voting rights except in limited
                                          circumstances. See "Description of
                                          capital stock -- Voting rights."

Lock-up.............................      We and each of our directors,
                                          executive officers and common
                                          shareholders and the selling
                                          shareholders have agreed, for 90 days
                                          following the date of this prospectus,
                                          not to offer, sell, offer to sell,
                                          contract to sell, or otherwise dispose
                                          of any of our shares of our capital
                                          stock or any securities convertible
                                          into or exchangeable for or any other
                                          rights to purchase or acquire shares
                                          of our capital stock, including ADSs,
                                          without the prior written consent of
                                          J.P. Morgan Securities Inc.

                                          This lock-up will not apply to up to
                                          185 million preferred shares held by
                                          BNDES Participacoes S.A.- BNDESPAR
                                          which may be contributed to an
                                          investment fund intended to track the
                                          Indice Bovespa Index or the Indice
                                          Brasil-50 Index.

Listing and trading markets.........      The ADSs are listed on the New York
                                          Stock Exchange under the symbol "VCP."
                                          The preferred shares are listed on the
                                          Sao Paulo Stock Exchange under the
                                          symbol "VCPA4."

Risk factors........................      See "Risk factors" and the other
                                          information included in this
                                          prospectus for a discussion of factors
                                          you should consider before deciding to
                                          invest in the ADSs.



Expected timetable for the offering

Commencement of marketing of the offering......................          , 2003
Announcement of offer price....................................          , 2003
Allocation of ADSs and preferred shares........................          , 2003
Settlement and delivery of ADSs and preferred shares...........          , 2003

Depending on market conditions, this expected timetable may be modified.

                          Summary financial information

The following table presents our summary financial and other information at the dates and for each of the periods indicated. The summary financial information at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 is derived from our audited consolidated financial statements. Our audited consolidated financial statements at and for the years ended December 31, 2000, 2001 and 2002 are included elsewhere in this prospectus.

The summary financial information at and for the nine months ended September 30, 2002 and 2003 is derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods.

You should read the information below in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as "Presentation of financial information" and "Management's discussion and analysis of financial condition and results of operations."

                                                                                                             Nine months ended
                                                         Year ended December 31,                               September 30,
                                  --------------------------------------------------------------------  ---------------------------
                                     1998         1999          2000           2001           2002          2002           2003
                                  ----------  ------------  ------------   ------------   ------------  ------------  -------------
                                                     (U.S. dollars in millions, except for share data)
Statement of income data
 (U.S. GAAP)
Net operating revenue:
Domestic sales.....................U.S.$ 393   U.S.$  392    U.S.$   537    U.S.$   443    U.S.$   410    U.S.$  313     U.S.$  321
Export sales.......................      207          196            237            211            199           151            261
                                   ---------   ----------    -----------    -----------    -----------    ----------     ----------
Total net sales....................      600          588            774            654            609           464            582

Operating costs and expenses:
Cost of sales......................      435          322            371            344            329           257            296
Selling, marketing, general and
   administrative..................      105           89             91             88             88            65             79
Other operating expenses (income),
   net.............................        3            1             (2)             5             15            13             10
                                   ---------   ----------    -----------    -----------    -----------    ----------     ----------
Total..............................      543          412            460            437            432           335            385
                                   ---------   ----------    -----------    -----------    -----------    ----------     ----------

Operating profit...................       57          176            314            217            177           129            197
                                   ---------   ----------    -----------    -----------    -----------    ----------     ----------

Non-operating income (expenses):...     (27)         (43)            15             24              3             6            (16)
Income tax benefit (expense).......     (14)         (35)           (80)           (59)            10           (32)           (17)
Equity income (loss) of investees..      (1)           -              -              -           (121)           19             15
Cumulative effect of accounting
   change, net of tax..............       -            -               -            10              -             -              -
                                   ---------   ----------    -----------    -----------    -----------    ----------     ----------

Net income.........................U.S.$  15   U.S.$   99    U.S.$    249   U.S.$   192    U.S.$    69    U.S.$  122     U.S.$  179
                                   =========   ==========    ============   ===========    ===========    ==========     ==========
Net income applicable to
  preferred shares.................U.S.$   7   U.S.$   45    U.S.$    116   U.S.$    90    U.S.$    32    U.S.$   57     U.S.$   84
                                   ---------   ----------    -----------    -----------    -----------    ----------     ----------

Basic earnings (in U.S.$):(1)
Per ADS (500 preferred shares).....U.S.$0.21   U.S.$ 1.41    U.S.$   3.45   U.S.$  2.65    U.S.$  0.96    U.S.$ 1.69     U.S.$ 2.47

Weighted average number of
   shares outstanding (in
   thousands):
Preferred..........................16,607,199  15,973,367      16,867,058    16,946,809     17,021,387    17,021,387     17,097,288
Common.............................21,140,490  21,140,490      21,140,490    21,140,490     21,140,490    21,140,490     21,140,490

Dividends (in U.S.$):(2)
Per ADS (500 preferred shares).....U.S.$ 0.12  U.S.$ 0.08    U.S.$   0.33   U.S.$  0.51    U.S.$  0.46    U.S.$ 0.46     U.S.$ 0.55

                                                                At December 31,                               At September 30, 2003
                                      ---------------------------------------------------------------------- -----------------------
                                          1998           1999           2000          2001           2002
                                      -----------    -----------    -----------    -----------    ----------
                                                                      (U.S. dollars in millions)
Balance sheet data:
Cash and cash equivalents ........... U.S.$   279    U.S.$   176    U.S.$   489    U.S.$   172    U.S.$    90          U.S.$    284
Held-to-maturity investments(3) .....         269            174             17            364            320                   280
Property, plant and equipment, net...       1,496          1,032            997          1,100            907                 1,170
Investment in affiliates, including
   goodwill .........................          --             --             --            371            237                   240
Total assets ........................       2,416          1,806          1,794          2,321          1,918                 2,396
Short-term debt(4) ..................          76             82             74             69             66                    79
Long-term debt, including current
   portion ..........................         843            601            455            973            973                 1,069
Shareholders' equity ................       1,373          1,019          1,134          1,107            767                 1,103


                                                                                                               Nine months ended
                                                          Year ended December 31,                                September 30,
                                     -------------------------------------------------------------------   -------------------------
                                         1998          1999         2000          2001           2002         2002          2003
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                      (U.S. dollars in millions, except for percentages)
Other financial data:
Gross margin.........................      27.5%         45.2%         52.1%         47.4%         44.0%         44.6%         49.1%
Operating margin.....................       9.5%         29.9%         40.6%         33.2%         29.1%         27.8%         33.8%
Capital expenditures(5)..............        120            84           125           309           317           249          121
Acquisition of interest in equity
   affiliate(6)......................         --            --            --           370            --            --           --
Impairment of investment in
   investee(7).......................         --            --            --            --           136            --           --
Depreciation and depletion...........         76            63            63            52            51            41           52
Cash flow provided by (used in):
   Operating activities..............        150           205           381           234           185           152          177
   Investing activities..............       (349)          (45)          101        (1,002)         (260)         (206)         (51)
   Financing activities..............         51          (180)         (143)          525            36            21           52


                                                                                                               Nine months ended
                                                          Year ended December 31,                                September 30,
                                     -------------------------------------------------------------------   -------------------------
                                         1998          1999         2000          2001           2002         2002          2003
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operational data:
Number of employees (at period
   end)..............................    3,840        3,682         3,658         3,767         3,848         3,767         3,752
Nominal production capacity
   (thousand tons):
   Pulp..............................      800          800           800           800           850           850         1,150
   Paper.............................      635          635           655           655           655           655           655
Sales volumes (thousand tons):
   Domestic market:
     Market pulp.....................       90           84           100            85            82            59            58
     Paper...........................      306          369           424           437           439           327           292
       Printing and writing..........      239          299           337           357           353           263           229
       Thermal and carbonless........       37           43            49            52            55            41            42
       Other specialty papers(8).....       30           27            38            28            31            23            21
   International market:
     Market pulp.....................      177          232           240           258           253           183           364
     Printing and writing paper......      172          137           105           133           132           107           121

--------------------

     (1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see note 2(k) to our audited consolidated financial statements.

     (2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared. Dividends are generally declared and paid annually.

     (3)  Includes current and non-current portions.

     (4)  Excludes current portion of long-term debt.

     (5) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz.

     (6) Includes the excess of the cost of investment in Aracruz of U.S.$155 million over the underlying fair value of net assets on the acquisition of a 12.35% interest in the total capital of Aracruz. Consistent with Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," this excess has not been amortized.

     (7) Pursuant to Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," we reduced the carrying value of our investment in Aracruz to quoted market value at December 31, 2002. This impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was charged directly to income ("Equity income (loss) of investee").

     (8) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

                                  Risk factors

You should carefully consider the risks described below, as well as the other information contained in this prospectus in evaluating an investment in our ADSs. Our business, results of operations or financial condition could be harmed if any of these materializes and, as a result, the trading price of the ADSs could decline and you could lose a substantial part of your investment.

We have included information in these risk factors concerning Brazil to the extent that information is publicly available to us. We believe this information is reliable, but we cannot guarantee that it is accurate.

Risks relating to VCP and the pulp and paper industry

The market prices for our products are cyclical.

The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical, subject to significant fluctuations over short periods of time depending on a number of factors, including:

o   worldwide demand for pulp and paper products;

o   worldwide production capacity and inventories;

o   the strategies adopted by major pulp and paper producers; and

o   the availability of substitutes for our products.

All of these factors are beyond our control. After reaching a peak of approximately U.S.$700 per ton in the second half of 2000, market pulp prices began to fall in 2001 due primarily to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices declined to approximately U.S.$400 per ton. In the fourth quarter of 2001, market pulp prices began to increase as a result of the industry-wide decline in inventory. In the first quarter of 2002, pulp prices remained stable due to an increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$510 per ton in Europe, but, at the end of 2002, they decreased to an average price of U.S.$470 per ton. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production. This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to U.S.$570 per ton in the United States, U.S.$540 per ton in Europe and U.S.$510 per ton in Asia. Due to seasonal factors, in the beginning of the third quarter of 2003, prices declined again to U.S.$530 per ton in the United States, U.S.$490 per ton in Europe and U.S.$450 per ton in Asia. However, in September 2003, when consumption increased, prices rose by U.S.$20 per ton in Europe and Asia and in October 2003, prices increased by U.S.$20 per ton in the United States. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to fluctuations in pulp prices.

It is possible that market prices for pulp and paper will decline further in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

o in the domestic paper market, we face competition from larger international companies that have greater ability than we do to support possible strategic expenditures directed to increase market share; and

o in the international pulp and paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs and tariff rates on importing those products. If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates, and the availability, quality and cost of wood, energy, water, chemicals and labor. Some of our competitors have substantially greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluents discharges, solid wastes, odor and reforestation, and certain of our operations require permits by governmental agencies implementing these laws and regulations and pollution control policies. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators, or our permits could be revoked and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which costs could be substantial.

It is possible that the relevant legislatures and/or governmental agencies will pass new laws or impose additional laws and regulations even more stringent than the ones currently in force, or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material or that existing permits will be renewed.

In addition, the environmental laws and regulations in certain countries may be more stringent than the ones we are subject to in Brazil, which may lead to such countries imposing trade related sanctions against Brazil or our industry. Furthermore, our inability to comply with more stringent foreign environmental laws and regulations may be prevent us from seeking lower cost financing from foreign governmental related or multilateral development organizations, which may condition future financing on our compliance with more stringent environmental laws and rgulations.


Our insurance coverage may be insufficient to cover our losses, including in cases of damage to our forests.

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, as well as international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. In each of the past three years, forest fires have resulted in damage to less than 0.13% of our total planted area. The occurrence of losses or other liabilities that are not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer. Some of our competitors may be better positioned to achieve growth through acquisitions of other pulp and paper businesses.

We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Even if we complete future acquisitions:

o we could fail to successfully integrate the operations, services and products of any acquired company;

o we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

o   the acquisitions could increase our costs;

o   our management's attention could be diverted from other business concerns;
    and

o   we could lose key employees of the acquired company.

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have substantially greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

We are controlled by a defined group of individuals who have the power to control all our subsidiaries and us.

We are controlled by the Ermirio de Moraes family, which indirectly controls all of our outstanding common voting shares. Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

o   elect our directors; and

o determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

The presence of our controlling shareholders might make it difficult for us to issue and sell equity securities in the future at a time and at a price that we deem appropriate.

We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see "Transactions with related parties."

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added paper products. For example, Oji Paper has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other countries. Our agreement with Oji Paper is scheduled to expire in October 2004. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

Various other risks could have a material adverse effect on our financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, port closings, shipping costs, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

Risks relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international financial markets have a direct impact on our business and the market price of our preferred shares and ADSs.

Our operations are conducted in Brazil, and, in 2002 and the nine months ended September 30, 2003, we sold approximately 58% and 42%, respectively, of our products in terms of volume to Brazilian customers. Accordingly, our business, financial condition, results of operations and prospects are substantially dependent on economic conditions in Brazil. Brazil's gross domestic product grew by 0.1% in 1998, 0.8% in 1999, 4.4% in 2000, 1.4% in 2001 and 1.5% in 2002.
However, we cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect the country's growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our ability to proceed with our business strategies, as well as our business, financial condition, results of operations and prospects.

In the past, the Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government's actions to control inflation and institute other policies have included wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies as well as general economic factors, and perceptions thereof, including:

         o    currency fluctuations;

         o    inflation;

         o    price instability;

         o    energy policy;

         o    interest rates;

         o    tax policy; and

         o other political, diplomatic, social and economic developments in or affecting Brazil.

At the end of 2002, Brazil elected a new president from the Workers' Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to and following President Lula's election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34% devaluation of the real between April 2002 and February 2003. Between March 2003 and September 2003, the real appreciated 22% against the U.S. dollar. Although the new government has not yet departed in any material way from previous policies, we cannot predict whether the new government will continue its current policies or will pursue different policies, whether these new policies, if implemented, will be effective, and how investors and the capital markets will react to them. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has, in the past, experienced extremely high rates of inflation. More recently, according to the Indice Geral de Preoos-Disponibilidade Interna, or IGP-DI, a general price inflation index, the Brazilian general price inflation rates were 10%, 10% and 26% in 2000, 2001 and 2002, respectively. The Brazilian general price inflation rate fell to 6% in the nine months ended September 30, 2003. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Management's discussion and analysis of financial condition and results of operations -- Overview -- Brazilian economic environment."

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See "Exchange rates."

Our production costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

The real devalued against the U.S. dollar by 9% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 16%. In 2002, the real depreciated 34% relative to the U.S. dollar, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. From January 1, 2003 through September 30, 2003 the real appreciated 21% against the U.S. dollar.

The Brazilian Central Bank, or the Central Bank, has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not yet possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, and what impact such an event might have on our financial condition or results of operations.

Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See "-- Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on our ADSs and the market price of our preferred shares and ADSs.

In addition, future political and economic uncertainty regarding the policies of the new administration elected in October 2002 may have an adverse effect on the Brazilian financial and capital markets, including the foreign exchange market. See "-- Brazilian economic and political conditions and perceptions of these conditions in the international financial markets have a direct impact on our business and the market price of our preferred shares and ADSs."

Developments in other emerging markets may adversely affect the market price of our preferred shares and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to destabilize. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

For example, in 2001 after a prolonged recession followed by political instability, the Argentine government announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social conditions, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors' perceptions of Brazilian securities.

Risks relating to the preferred shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of our preferred shares and ADSs.

You may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of the real into foreign currencies. The government imposed remittance restrictions for approximately six months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad. We cannot assure you that the government will not take similar measures in the future. Holders of the preferred shares or ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares, including the preferred shares underlying the ADSs. In such case, our ADSs depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars or other foreign currencies outside Brazil upon the disposition of the preferred shares, or distributions relating to the preferred shares, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will need to appoint at least one representative in Brazil with powers to perform certain actions relating to the foreign investment and will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary's electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary's electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See "Dividends and dividend policy -- Payment of dividends."

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares or ADSs.

Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited. The Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately U.S.$179 billion as of September 30, 2003, and an average monthly trading volume of approximately U.S.$4.1 billion and U.S.$4.9 billion in 2002 and the nine months ended September 30, 2003, respectively. In comparison, the New York Stock Exchange had a market capitalization of U.S.$10.1 trillion as of September 30, 2003, and an average monthly trading volume of approximately U.S.$859 billion and U.S.$794 billion for 2002 and the nine months ended September 30, 2003, respectively.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 47% of the aggregate market capitalization of BOVESPA as of September 30, 2003. The top ten stocks in terms of trading volume accounted for approximately 57% and 58% of all shares traded on BOVESPA in 2002 and the nine months ended September 30, 2003, respectively.

Because we are subject to specific rules and regulations as a Brazilian company, holders of our preferred shares have fewer and less well defined shareholders' rights than investors in U.S. companies.

Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our board of directors or the holders of common shares may be fewer and less well defined than under the laws of other jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as strictly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002 that apply to U.S. issuers do not apply to us. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. Specifically, among other differences when compared to, for example, Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action. Finally, in accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See "Description of capital stock."

You may be unable to exercise preemptive rights with respect to our preferred shares.

You may not be able to exercise the preemptive rights relating to the preferred shares, including the preferred shares underlying the ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available and, in the case of the ADSs, the ADS depositary determines to make the rights available to you. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by you or by the ADS depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. See "Description of capital stock -- Preemptive rights."

The sale or availability for sale of substantial amounts of our stock could adversely affect its market price.

We and each of our directors, executive officers and common shareholders and the selling shareholders have agreed during the period beginning on the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, not to directly or indirectly offer, sell, offer to sell, contract to sell or otherwise dispose of shares of our capital stock, including preferred shares represented by ADSs, without the prior written consent of J.P. Morgan Securities Inc. This lock-up will not apply to up to 185 million preferred shares held by BNDESPAR which may be contributed to an investment fund intended to track the Indice Bovespa Index, or the Indice Brasil-50 Index.

J.P. Morgan Securities Inc. may release these shares from these restrictions at any time. In evaluating whether to grant such a request, J.P. Morgan Securities Inc. may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any shareholder or the availability of these shares for future sale will have on the market price of our stock.

Sales of substantial amounts of our preferred shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our preferred shares and ADSs.

                           Forward-looking statements

This prospectus includes forward-looking statements, principally under the captions "Prospectus summary," "Risk factors," "Business," and "Management's discussion and analysis of financial condition and results of operations." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

o general economic, political and business conditions, both in Brazil and in our principal export markets;

o changes in market prices, customer preferences, competitive conditions and general level of demand for our products;

o our management's expectations and estimates concerning future financial performance, financing plans and the effects of competition;

o   our level of debt;

o anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

o   our capital expenditure plans;

o   changes in currency exchange rates;

o   our ability to produce and deliver our products on a timely basis;

o existing and future governmental regulation, including environmental laws, tariffs on pulp and paper imports in Brazil and import tax policies;

o our ability to successfully undertake or complete expansion projects and to manage the engineering, construction and regulatory challenges and costs involved in such projects; and

o   other risk factors as set forth under "Risk factors" beginning on page 10.

The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this prospectus might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

                                 Use of proceeds

We will not receive any proceeds from the sale of ADSs or preferred shares by the selling shareholders.

Market information

General

The ADSs are listed on the New York Stock Exchange under the trading symbol "VCP." Our preferred shares trade on the Sao Paulo Stock Exchange under the symbol "VCPA4" (prior to December 3, 1999 we traded under the symbol "PSIM4"). At September 30, 2003, we had approximately 4,708 shareholders of record.

Market price of preferred shares and ADSs

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for 1,000 preferred shares on the Sao Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars, as from the second quarter of 2000, at the commercial selling rate for U.S. dollars on the last day of each respective quarter. See "Exchange rates" for information with respect to exchange rates applicable during the periods set forth below:

                                                                 Reais per 1,000             U.S. dollars
                                                                Preferred shares               per ADS
                                                            ----------------------     -------------------------
                                                              High           Low          High           Low
                                                            -------        -------     ---------      ----------
1998:
         Annual.........................................    R$25.00        R$10.50     U.S.$--        U.S.$--

1999:
         Annual.........................................      83.00          10.80          --             --

2000:
         Annual.........................................      85.00          50.50          23.06          13.00
2001:
         First Quarter .................................      64.90          52.55          16.50          12.10
         Second Quarter.................................      76.50          51.00          15.88          11.80
         Third Quarter..................................      74.50          58.92          15.00          11.49
         Fourth Quarter.................................      84.00          67.00          17.74          12.23
         Annual.........................................      84.00          51.00          17.74          11.49
2002:
         First Quarter .................................      93.00          75.00          19.67          15.70
         Second Quarter.................................     111.00          86.16          21.12          16.00
         Third Quarter..................................     109.00          90.03          18.89          13.40
         Fourth Quarter.................................     122.19          98.50          17.62          12.50
         Annual.........................................     122.19          75.00          21.12          12.50

2003 (through November 14):
         January........................................     131.00         116.01          19.07          16.00
         February.......................................     135.39         121.22          19.05          17.47
         March..........................................     135.00         122.99          19.54          17.07
         April..........................................     129.99         105.00          20.50          18.33
         May............................................     113.20          96.00          19.10          16.33
         June...........................................     114.50         105.01          19.84          18.30
         July...........................................     139.10         109.00          23.80          19.19
         August.........................................     155.50         131.00          26.30          21.75
         September......................................     172.00         144.00          27.90          25.00
         October........................................     161.99         148.00          28.50          26.15
         November (through November 14).................     150.00         147.55          25.60          25.21

On November 14, 2003, the last reported closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$148.70 per 1,000 preferred shares, equivalent to U.S.$25.35 per ADS translated at the exchange rate of R$2.95 per U.S.$1.00, the commercial market rate on that date.

Trading on the Sao Paulo Stock Exchange

Settlement of transactions conducted on the Sao Paulo Stock Exchange is effected three business days after the trade date. Delivery of, and payment for, shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao de Custodia, or CBLC, which is wholly owned by that exchange.

In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At September 30, 2003, the aggregate market capitalization of the 377 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately U.S.$179 billion, and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 47% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. At September 30, 2003, we accounted for approximately 1.2% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange. See "Risk factors -- Risks relating to the preferred shares and ADSs -- The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares or ADSs."

Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Description of capital stock -- Regulation of foreign investment and exchange controls."

Regulation of Brazilian securities markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetario Nacional, the National Monetary Council, and by the Central Bank, which has, among others, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our preferred shares are traded on the Sao Paulo Stock Exchange but may be traded privately subject to certain limitations or may, under certain circumstances, be tradable on all other Brazilian stock exchanges. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

We have the option to ask that trading in securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the Sao Paulo Stock Exchange.

The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

Differentiated levels of corporate governance

On November 14, 2001, we agreed to comply with heightened corporate governance and disclosure requirements established by the Sao Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the "Level 1 of Corporate Governance Requirements."

To become a Level 1 company, an issuer must agree to (1) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (2) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (3) comply with minimum quarterly disclosure standards; (4) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (5) disclose any existing shareholders' agreements and stock option plans; and (6) make a schedule of corporate events available to the shareholders.

                                 Exchange rates

There are two principal foreign exchange markets in Brazil:

o   the commercial rate exchange market, or commercial market, and

o   the floating rate exchange market.

Most trade and financial foreign exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by intervention by the Central Bank.

Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2000, the real depreciated by 38% against the U.S. dollar. In 2001 and 2002, the real depreciated by 16% and 34%, respectively, against the U.S. dollar. During the first nine months of 2003, the real appreciated by 21% against the U.S. dollar. As of November 14, 2003, the commercial market rate for purchasing U.S. dollars was R$2.95 to U.S.$1.00. We cannot assure you that the real will not devalue substantially in the near future. See "Management's discussion and analysis of financial condition and results of operations -- Overview -- Brazilian economic environment."

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

                                                              Exchange rate of reais per U.S.$1.00
                                                   ----------------------------------------------------------
    Year ended December 31,                          Low            High         Average(1)      Period-end
    -----------------------------------------        ---            ----         ----------      ----------
    1998.....................................      1.1165          1.2087          1.1611          1.2087
    1999.....................................      1.2078          2.1647          1.8158          1.7890
    2000.....................................      1.7234          1.9847          1.8295          1.9554
    2001.....................................      1.9357          2.8007          2.3523          2.3204
    2002.....................................      2.2709          3.9552          2.9203          3.5333

                                                        Exchange rate of Brazilian currency per U.S.$1.00

    Month ended                                              Low                             High
    -----------------------------------------                ---                             ----
    January 31, 2003.........................              3.2758                          3.6623
    February 28, 2003........................              3.4930                          3.6580
    March 31, 2003...........................              3.3531                          3.5637
    April 30, 2003...........................              2.8898                          3.3359
    May 31, 2003.............................              2.8653                          3.0277
    June 30, 2003............................              2.8491                          2.9780
    July 31, 2003............................              2.8219                          2.9473
    August 31, 2003..........................              2.9531                          3.0740
    September 30, 2003.......................              2.8898                          2.9840
    October 31, 2003.........................              2.8268                          2.9234
    November 2003 (through November 14,                    2.8559                          2.9418
      2003)..................................

    -------------------------------------
    Source:  Central Bank.

(1) Represents the daily average exchange rate during each of the relevant periods.

We will pay any cash dividends and make any other cash distributions with respect to the preferred shares in Brazilian currency. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar also affect the U.S. dollar equivalent of the real price of the preferred shares on the Sao Paulo Stock Exchange.

                                 Capitalization

The following table sets forth our total debt and capitalization at September 30, 2003, derived from our unaudited interim financial statements prepared in accordance with U.S. GAAP. You should read this table in conjunction with "Selected financial information," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements included elsewhere in this prospectus.

                                                                          At September 30, 2003
                                                                          ---------------------
                                                                              (in millions)
Short-term debt: (1)(2)
  Foreign currency-denominated .............................................    U.S.$   79
                                                                                ----------
        Total short-term debt ..............................................            79
                                                                                ==========
Long-term debt: (2)
  Real-denominated .........................................................           171
  Foreign currency-denominated .............................................           898
                                                                                ----------
        Total long-term debt ...............................................         1,069
                                                                                ----------
Shareholders' equity:
  Preferred shares, without par value - 56,000,000,000 shares authorized;
                    17,182,209,232 shares issued ...........................           553
  Common shares, without par value - 28,000,000,000 shares authorized;
                    21,140,490,321 shares issued ...........................           767
  Additional paid-in capital ...............................................            28
  Treasury shares, at cost - 25,000,000 preferred shares ...................            (1)
  Appropriated retained earnings ...........................................            31
  Unappropriated retained earnings .........................................           724
  Accumulated other comprehensive deficit
    Net unrealized loss on available-on-sale securities of investee ........            (1)
    Cumulative translation adjustment ......................................          (998)
                                                                                ----------
        Total shareholders' equity .........................................         1,103
                                                                                ----------

Total capitalization (long-term debt plus shareholders' equity) (1) ........    U.S.$2,172
                                                                                ==========

----------------------
(1) Excludes current portion of long-term debt.
(2) All of our short-term and long-term debt is secured by either property, plant and equipment, promissory notes or export notes.

                         Selected financial information

The following table presents our selected financial and other information at the dates and for each of the periods indicated. The selected financial information at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 is derived from our audited consolidated financial statements. Our audited consolidated financial statements at and for the years ended December 31, 2000, 2001 and 2002 are included elsewhere in this prospectus.

The selected financial information at and for the nine months ended September 30, 2002 and 2003 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods.

You should read the information below in conjunction with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as "Presentation of financial information" and "Management's discussion and analysis of financial condition and results of operations."

                                                                                                             Nine months ended
                                                        Year ended December 31,                                 September 30,
                                  --------------------------------------------------------------------  ---------------------------
                                      1998          1999          2000          2001          2002         2002          2003
                                  ------------  ------------  ------------  ------------  ------------  -----------  --------------
                                                       (U.S. dollars in millions, except for share data)
Statement of income data
   (U.S. GAAP)
Net operating revenue:
Domestic sales................... U.S.$    393  U.S.$    392  U.S.$    537  U.S.$    443  U.S.$    410  U.S.$   313  U.S.$    321
Export sales.....................          207           196           237           211           199          151           261
                                  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Total net sales..................          600           588           774           654           609          464           582

Operating costs and expenses:
Cost of sales....................          435           322           371           344           329          257           296
Selling, marketing, general and
   administrative................          105            89            91            88            88           65            79
Other operating expenses
   (income), net.................            3             1            (2)            5            15           13            10
                                  ------------  ------------  ------------  ------------  ------------  -----------  ------------
Total............................          543           412           460           437           432          335           385
                                  ------------  ------------  ------------  ------------  ------------  -----------  ------------

Operating profit.................           57           176           314           217           177          129           197
                                  ------------  ------------  ------------  ------------  ------------  -----------  ------------

Non-operating income
   (expenses):...................          (27)          (43)           15            24             3            6           (16)
Income tax benefit (expense).....          (14)          (35)          (80)          (59)           10          (32)          (17)
Equity income (loss) of
    investees....................           (1)           --            --            --          (121)          19            15
Cumulative effect of accounting
   change, net of tax............           --            --            --            10            --           --            --
                                  ------------  ------------  ------------  ------------  ------------  -----------  ------------

Net income....................... U.S.$     15  U.S.$     99  U.S.$    249  U.S.$    192  U.S.$     69  U.S.$   122  U.S.$    179
                                  ============  ============  ============  ============  ============  ===========  ============
Net income applicable to
  preferred shares............... U.S.$      7  U.S.$     45  U.S.$    116  U.S.$     90  U.S.$     32  U.S.$    57  U.S.$     84
                                  ------------  ------------  ------------  ------------  ------------  -----------  ------------

Basic earnings (in U.S.$):(1)
Per ADS (500 preferred shares)... U.S.$   0.21  U.S.$   1.41  U.S.$   3.45  U.S.$   2.65  U.S.$   0.96  U.S.$  1.69  U.S.$   2.47

Weighted average number of
   shares outstanding (in
   thousands):
Preferred........................   16,607,199    15,973,367    16,867,058    16,946,809    17,021,387   17,021,387    17,097,288
Common...........................   21,140,490    21,140,490    21,140,490    21,140,490    21,140,490   21,140,490    21,140,490

Dividends (in U.S.$):(2)
Per ADS (500 preferred shares)... U.S.$   0.12  U.S.$   0.08  U.S.$   0.33  U.S.$   0.51  U.S.$   0.46  U.S.$  0.46  U.S.$   0.55

                                                           At December 31,                                    At September 30, 2003
                                      -------------------------------------------------------------------     ---------------------
                                          1998         1999           2000          2001          2002
                                      ----------   -----------    -----------    ----------    ----------
                                                                  (U.S. dollars in millions)
Balance sheet data:
Cash and cash equivalents............ U.S.$  279    U.S.$  176    U.S.$   489    U.S.$  172    U.S.$   90                U.S.$  284
Held-to-maturity investments(3)......        269           174             17           364           320                       280
Property, plant and equipment,
   net...............................      1,496         1,032            997         1,100           907                     1,170
Investment in affiliates,
   including goodwill................         --            --             --           371           237                       240
Total assets.........................      2,416         1,806          1,790         2,321         1,918                     2,396
Short-term debt(4)...................         76            82             74            69            66                        79
Long-term debt, including
   current portion...................        843           601            455           973           973                     1,069
Shareholders' equity.................      1,373         1,019          1,134         1,107           767                     1,103

                                                                                                                Nine months ended
                                                           Year ended December 31,                                September 30,
                                      -------------------------------------------------------------------  -------------------------
                                          1998        1999          2000         2001           2002         2002          2003
                                      ----------  ------------   ----------  ------------   -----------   -----------   -----------
                                                                      (U.S. dollars in millions, except for percentages)
Other financial data:
Gross margin.........................      27.5%         45.2%        52.1%         47.4%         44.0%         44.6%         49.1%
Operating margin.....................       9.5%         29.9%        40.6%         33.2%         29.1%         27.8%         33.8%
Capital expenditures(5)..............        120            84          125           309           317           249          121
Acquisition of interest in equity
   affiliate(6)......................         --            --           --           370            --            --           --
Impairment of investment in
   investee(7).......................         --            --           --            --           136            --           --
Depreciation and depletion...........         76            63           63            52            51           411]          52
Cash flow provided by (used in):
   Operating activities..............        150           205          381           234           185           152          177
   Investing activities..............       (349)          (45)         101        (1,002)         (260)         (206)         (51)
   Financing activities..............         51          (180)        (143)          525            36            21           52

                                                                                                                Nine months ended
                                                           Year ended December 31,                                September 30,
                                      -------------------------------------------------------------------  -------------------------
                                          1998        1999          2000         2001           2002         2002          2003
                                      ----------  ------------   ----------  ------------   -----------   -----------   -----------
Operational data:
Number of employees (at period
   end)..............................    3,840        3,682         3,658        3,767         3,848         3,767         3,752
Nominal production capacity
   (thousand tons):
   Pulp..............................      800          800           800          800           850           850         1,150
   Paper.............................      635          635           655          655           655           655           655
Sales volumes (thousand tons):
   Domestic market:
     Market pulp.....................       90           84           100           85            82            59            58
     Paper...........................      306          369           424          437           439           327           292
       Printing and writing..........      239          299           337          357           353           263           229
       Thermal and carbonless........       37           43            49           52            55            41            42
       Other specialty papers(8).....       30           27            38           28            31            23            21
   International market:
     Market pulp.....................      177          232           240          258           253           183           364
     Printing and writing paper......      172          137           105          133           132           107           121

--------------------------

    (1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see note 2(k) to our audited consolidated financial statements.

    (2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared. Dividends are generally declared and paid annually.

    (3)  Includes current and non-current portions.

    (4)  Excludes current portion of long-term debt.

    (5) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz.

    (6) Includes the excess of the cost of investment in Aracruz of U.S.$155 million over the underlying fair value of net assets on the acquisition of a 12.35% interest in the total capital of Aracruz. Consistent with Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," this excess has not been amortized.

    (7) Pursuant to Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," we reduced the carrying value of our investment in Aracruz to quoted market value at December 31, 2002. This impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was charged directly to income ("Equity income (loss) of investee").

    (8) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

                     Management's discussion and analysis of
                  financial condition and results of operations

The following discussion is based on and should be read in conjunction with our audited consolidated financial statements and our unaudited interim consolidated financial statements at September 30, 2003 and for the nine months ended September 30, 2002 and 2003 and accompanying notes and other financial information included elsewhere in this prospectus, and in conjunction with the financial information included under "Selected financial information." This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Risk Factors" and the matters set forth in this prospectus generally.

Overview

We produce pulp and paper products in Brazil, including wood-free printing and writing papers and specialty papers.

Pulp. We produce bleached eucalyptus pulp, part of which we sell domestically and internationally and the remainder of which we use for our paper business.

Paper. We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to increase our market share of these value-added paper products in the domestic market. The percentage of our net sales of these value-added products in relation to our total net sales for paper was 46% in 2000, 47% in each of 2001 and 2002, and 47% and 45% for the nine months ended September 30, 2002 and 2003, respectively. In 2002, we also increased our exports of uncoated papers, particularly cut-size paper, due to the favorable exchange rate. In the nine months ended September 30, 2003, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market. In 2002, we also increased production of coated paper to expand our domestic market share because the devaluation of the real has made imports less competitive. In the nine months ended September 30, 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 20% in 2000, 23% in each of 2001 and 2002, and 25% and 29% for the nine months ended September 30, 2002 and 2003, respectively. We have taken advantage of the opportunity to sell a greater volume of our paper at higher prices in the international market due to the devaluation of the real and weaker demand in Brazil from 2000 to 2002. While we lost market share to imports in the coated paper domestic market in the nine months ended September 30, 2003 as the real appreciated during that period, we intend to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar.

We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies: (1) in the domestic market, we increased the proportion of our product mix devoted to coated, chemical and specialty papers, focusing on specific segments of the market; and (2) in the export market, we increased sales of uncoated papers, especially cut-size, which becomes more competitive in price when the real devalues. We have decreased our total volume of pulp sales due to the completion of the Jacarei expansion, which limited production in the second half of 2002 as a result of integration and testing of new equipment. Since the new production line started up in December 2002, we have benefited from our ability to produce larger volumes of pulp at fixed costs that have not grown proportionally and from lower transportation costs relative to other producers. See "Business--Our strategy." We have also responded to the increased demand in the international market by increasing our U.S. dollar-denominated pulp exports.

The following table shows a breakdown of our total exports in 2002 and the nine months ended September 30, 2003 in terms of volume by geographic location:

                                   Year ended December 31, 2002              Nine months ended September 30, 2003
                            -------------------------------------------  --------------------------------------------
                                    Pulp                   Paper                  Pulp                   Paper
                            ------------------     ------------------     ------------------     --------------------
                            Thousands    % of      Thousands    % of      Thousands    % of      Thousands     % of
                             of Tons     Total      of Tons     Total      of Tons     Total      of Tons      Total
                            ---------    -----     ---------    -----     ---------    -----     ---------     ------
North America .........       103.7       41%         47.8       36%         60.8        17         40.1         33
Latin America (1)......          --       --          32.7       25%           --        --         23.9         20
Europe ................       108.5       43%         34.7       26%        175.0        48         35.7         29
Asia and Africa .......        40.4       16%         16.7       13%        128.3        35         21.4         18

-------------------------
(1) Excluding Brazil.


Prices

All references to prices relate to average prices determined by dividing the corresponding net sales by the respective tonnage.

Pulp. Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is quoted in the U.S. dollar. Domestic sales of pulp are denominated in reais; export sales generally reflect the international price of pulp, which is denominated in U.S. dollars. After reaching a peak in the middle of 1995, listed prices began to fall and continued to fall through the first quarter of 1999 due to a significant drop in demand for wood-free papers; however, pulp prices began to increase in the second quarter of 1999 and continued to increase until reaching a peak of around U.S.$700 per ton in the second half of 2000. In the third quarter of 2000, market pulp prices began to fall and continued to decline in 2001 due to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices were around U.S.$400 per ton. As prices declined, older pulp facilities in North America and Europe were decommissioned, which reduced world pulp supplies and inventory levels. In the fourth quarter of 2001, market pulp prices began to increase because industry-wide inventory declined resulting from the scheduling by several producers of production downtime in order to reduce growing inventory and maintain price levels. In the second quarter of 2002, pulp prices rose to a high of U.S.$480 per ton as the result of increased demand and relatively lower inventories. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production. This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to U.S.$570 per ton in the United States, U.S.$540 per ton in Europe and U.S.$510 per ton in Asia. Due to seasonal factors, in the beginning of the third quarter of 2003, prices declined again to U.S.$530 per ton in the United States, U.S.$490 per ton in Europe and U.S.$450 per ton in Asia. However, in September 2003, when consumption increased, prices rose by U.S.$20 per ton in Europe and Asia and in October 2003, prices increased by U.S.$20 per ton in the United States.

The average Free on Board, or FOB, price per ton for our export sales of bleached eucalyptus market pulp was U.S.$579 in 2000, U.S.$382 in 2001, and U.S.$388 in 2002. In the nine months ended September 30, 2003, average FOB prices increased to U.S.$419 per ton.

Paper. Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Prices for printing and writing papers are generally linked to international prices. In the second half of 2002, the devaluation of the real and the resulting increase in export volumes, especially for cut-size paper, created a shortage of paper in the domestic market and average prices increased by approximately 35% in reais, which partially offset the significant devaluation of the real. In the nine months ended September 30, 2003, the real appreciated 21% against the U.S. dollar but domestic paper prices remained fairly stable, resulting in higher prices in U.S. dollars.

In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less sensitive to cyclical price variations, and we have increased our export capacities to offset weaker demand in the domestic market.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation. Our business is capital intensive and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 8% in 2000, 9% in 2001 and 10% in 2002, and 9% and 10% for the nine months ended September 30, 2002 and 2003, respectively. The slight increase resulted from the increase of export volumes and lower international prices. We generally pay up to 5% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses as a percentage of net sales was 4% in 2000, 5% in each of 2001 and 2002, and 5% and 4% for the nine months ended September 30, 2002 and 2003, respectively.

Financial income

         We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. Since January 1, 2001, we have derived financial income from accessing low cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from cross-currency interest rate swap contracts are recorded at fair market value on our balance sheet as an asset and in our statement of income as "Foreign exchange gain (loss) and unrealized gain
(loss) on swaps, net." We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars and the majority of our cash is generated in reais. See "--Brazilian economic environment" and "--Liquidity and capital resources--Debt."

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar- and real-denominated debt. We have consistently derived profits from arbitrage when we borrow funds in U.S. dollar-denominated liabilities and invest amounts in real-denominated assets despite the hedging costs involved, but we do not incur such debt in order to gain from that arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See "--Liquidity and capital resources."

Discussion on critical accounting policies

Critical accounting policies are those that are important both to the portrayal of our financial condition and results and that require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

o   revenue recognition and accounts receivable;

o   impairment of investments and intangible assets;

o   forest development costs and impairment tests;

o   deferred taxes; and

o   tax contingencies.

Revenue recognition and accounts receivable

We recognize revenue and associated costs of sales at the time our products are delivered to our customers.

Discounting of short-term receivables and interest income

Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price at date of sale. The finance charges are recognized over the payment period and are included in financial income, and accounts receivable from these transactions, including short-term receivables, are discounted to present value.

Vendor program

Some of the sales of our products to certain of our domestic customers are performed through a program called the "vendor program," where the purchases from us are financed by a bank that has established a direct financing program.

Under the vendor program, (1) the bank finances the customers' purchases (by making a payment to us on behalf of the customers in cash equal to the amount of the purchase price payable by the customers) and (2) we issue separate guarantees in which we guarantee payment to the bank in the event that the relevant customer fails to pay the bank. No separate fee is received by us for the guarantee.

Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor under that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount (in some cases up to the full amount) that the bank finances for the customer. Although the "receivables" are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor-financing program with the banks, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of the guarantee, we assess any contingent liabilities that may arise from the guarantee.

Under the vendor program, we recognize revenue as the goods are delivered to our customers or when title passes to our customers.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

o all overdue invoices over R$100,000 (equivalent to U.S.$34,200 at the September 30, 2003 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

o overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer's credit history and current situation.

Impairment of investments and intangible assets

We acquired 28.0% of the voting capital and 12.3% of the total capital of Aracruz on November 1, 2001, for U.S.$370 million, generating goodwill on our portion of the underlying fair value of the net assets of U.S.$155 million. Financial Accounting Standards Board Statement, or SFAS No. 142, "Goodwill and Other Intangible Assets," was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment. As the quoted market price of the investee's publicly traded stock during 2002 was consistently quoted below book value, an impairment provision was recorded in 2002 based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was taken directly as a charge to income ("Equity loss of investee"). The deferred tax effect of U.S.$34 million is included in "Deferred income tax benefit."

Forest development costs

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and similar ongoing development costs are capitalized as incurred. Until December 31, 2000, forests were normally harvested three times over a 21-year period, and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the second harvest plus 65% of costs incurred since the first harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning on January 1, 2001, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

Deferred taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the REFIS program (Programa de Recuperacao Fiscal), a Brazilian tax recovery program, we may elect annually for each year from 2001 to 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. Since 2001, we have elected to calculate and pay our income taxes based on the provisions of REFIS. Until such time as we elect to return to determining our income taxes based on taxable income derived from operations, the deferred tax assets which arise from tax losses and temporary differences will not be realized.

Tax contingencies

We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due. When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges. As discussed in note 14 to our audited consolidated financial statements at and for the year ended December 31, 2002, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.

Brazilian economic environment

Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of devaluation of the Brazilian currency against the U.S. dollar.

Effects of inflation and impact of real plan. Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, such as those prior to the introduction of the real (when inflation rates reached approximately 80% a month in March 1990), real wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on consumer goods (including paper), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs.

The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

                                                                                                                 Nine months ended
                                                                      Year ended December 31,                      September 30,
                                                               ---------------------------------------------  ----------------------
                                                                1998      1999      2000      2001     2002      2002      2003
Inflation (IGP-DI)...........................................    2%        20%       10%       10%      26%       12%        6%
Devaluation (appreciation) of the real(1) vs. U.S. dollar ...    8%        32%        9%       16%      34%       40%      (21)%
Year/period-end exchange rate -- U.S.$1.00(1)................  R$1.21    R$1.79    R$1.96    R$2.32   R$3.53    R$3.89    R$2.92
Average (daily-weighted) exchange rate(2) U.S.$1.00..........  R$1.16    R$1.81    R$1.83    R$2.35   R$2.92    R$2.67    R$3.14

----------------

    (1)  The real/U.S. dollar exchange rate at November 14, 2003 was 2.95.
    (2) The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.


Effects of exchange rate variation and inflation on our financial condition and results of operations. The devaluation of the real has had and will continue to have multiple effects on our results of operations. Our statements of operations expressed in reais are translated to U.S. dollars at the average rate for the relevant period. The amount in U.S. dollars for the relevant period in the statements of operations will be reduced at the same rate as the real has devalued in relation to the U.S. dollar over the period to which it is being compared.

Based on transactions and balances as at and for the year ended December 31, 2002, various indicators are as follows: 11% of our cash and held-to-maturity investments balances were in reais; generally, our sales prices do not react immediately to a change in exchange rates; approximately 67% of our sales were determined in reais; and, as discussed under "--Qualitative and quantitative disclosure about market risk," approximately 90% of our cost of sales and approximately 70% of our operating expenses were incurred in reais.

Although we present our financial statements in U.S. dollars, our functional currency is the real. Beginning in 1998, we changed our functional currency to the real because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency. Since we adopted the real as our functional currency in 1998, the devaluation has had the following additional effects on our results of operations:

o The translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from cross-currency interest rate swap contracts, among others) are recorded in our statements of income. In our 2000 statement of income, we recorded a U.S.$14 million net foreign exchange loss. In 2001, we recorded a U.S.$8 million net foreign exchange loss. In 2002, we recorded a U.S.$11 million net foreign exchange loss. In the nine months ended September 30, 2003, we recorded a net foreign exchange loss of U.S.$3 million.

o Our non-monetary assets, primarily inventories and property, plant and equipment, are translated to U.S. dollars at the period-end exchange rates. Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management's control. Accordingly, in our statement of changes in shareholders' equity for 2000, we recorded a U.S.$107 million charge directly to shareholders' equity, without affecting net income, to reflect the devaluation of the real against the U.S. dollar of approximately 9%. In 2001, we recorded the same effect in the amount of U.S.$179 million to reflect the 16% devaluation of the real against the U.S. dollar. In 2002, we recorded this effect in the amount of U.S.$412 million to reflect the 34% devaluation of the real against the U.S. dollar. In the nine months ended September 30, 2003, we recorded a translation gain of U.S.$190 million to reflect the 21% appreciation of the real against the U.S. dollar

Additionally, inflation and exchange rate variations have had, and may continue to have, effects on our financial condition and results of operations. One significant effect of inflation and exchange rate variations on us concerns our costs and operating expenses. Our cash costs (i.e., costs other than depreciation and depletion) and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our costs and operating expenses may increase, and (assuming constant U.S. dollar sales prices) our profit margins decrease. If the rate of appreciation of the U.S. dollar exceeds the rate of Brazilian inflation, then, as expressed in U.S. dollars, our costs and operating expenses may decrease and (assuming constant U.S. dollar sales prices) our profit margins increase.

The devaluation of the real in 2000, 2001 and 2002 had the following favorable effects, among others, on our financial condition and results of operations when expressed in reais:

o The 9% devaluation of the real during 2000 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our improved net cash flow from operating activities that increased from U.S.$205 million in 1999 to U.S.$381 million in 2000. We derived 31% of our total revenues in 2000 from our exports, which enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while most of our costs in that year were in reais.

o The 16% devaluation of the real during 2001 increased the sales proceeds of our export products, when measured in reais. However, our cash flow from operating activities when expressed in U.S. dollars decreased to U.S.$234 million as, among other reasons, 68% of our sales in that year were to the domestic market.

o The 34% devaluation of the real during 2002 increased the sales proceeds of our export products, when measured in reais. However, our cash flow from operating activities when expressed in U.S. dollars decreased to U.S.$185 million as, among other reasons, 67% of our sales were to the domestic market.

o Our exports, which represented 31% of our total net revenues in 2000, 32% in 2001 and 33% in 2002, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while most of our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets, given our higher production capacity.

o Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devalues against the U.S. dollar, generating additional revenues. This additional revenue in reais reflects additional revenue when reported in U.S. dollars.

o Increases in prices of supplied products and services did not have a significant impact on our costs and operating expenses during 2000, 2001 and 2002. Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars.

The appreciation of the real in the nine months ended September 30, 2003 caused our production costs to increase when expressed in U.S. dollars. However, although the exchange rate at September 30, 2003 reflected an appreciation of the real against the U.S. dollar when compared to September 30, 2002, the average exchange rate for the nine months ended September 30, 2003 when compared to the nine months ended September 30, 2002 presented a devaluation of the real against the U.S. dollar. This had a positive impact on our export margins as most of our operating costs are denominated in reais.

The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars. Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. For example, in 2002, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses (including gains from foreign currency swaps) of R$15 million (equivalent to U.S.$5 million) compared to R$12 million (equivalent to U.S.$5 million) in 2001 and R$21 million (equivalent to U.S.$11 million) in 2000.

We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the significant devaluations of the real in 1999 and 2002. We entered into cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar denominated loans. These contracts have protected us from the significant losses that would otherwise have been charged to income at the time of the devaluation. Although our debt totaled U.S.$1,042.4 million at December 31, 2002 (94% of which was U.S. dollar denominated), we recorded a net foreign exchange loss of U.S.$11 million in 2002 (1%) while the real devalued by 34%. In the nine months ended September 30, 2003 we recorded a net foreign exchange loss of U.S.$3 million, which mainly resulted from exchange rate hedging transactions. See "--Liquidity and capital resources--Capital expenditures."

Effects of International Crises on the Brazilian Economy. International crises have adversely impacted the Brazilian economy from time to time. For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999. In 2000, Brazilian financial markets were negatively affected by volatility on the U.S. Nasdaq markets and the decline in value in the technology sector. In 2001, the Brazilian economy was negatively affected by the country's energy crisis, the Argentine political and economic crisis and the terrorist attacks in the United States on September 11, 2001. In 2002, the Brazilian economy was negatively affected by uncertainties caused by the country's elections, the political and economic uncertainties in other emerging markets and the threat of war in Iraq. In 2003, due to the macroeconomic situation and political and economic measures of the new Brazilian government, the financial market has been more confident in the Brazil's economic performance, reflected by a considerable decline in Brazil's sovereign risk and the appreciation of real against the U.S. dollar.

Operating results

Results of operations

The following table sets forth certain items derived from our statements of income for the periods indicated:

                                                                                                     Nine months ended
                                                           Year ended December 31,                     September 30,
                                              ------------------------------------------------   -------------------------
                                                  2000              2001             2002           2002           2003
                                              -----------       -----------       ----------     ----------    -----------
                                                            (U.S.$ in millions)                     (U.S.$ in millions)
Net sales...................................  U.S.$   774       U.S.$   654       U.S.$  609     U.S.$  464    U.S.$  582
Cost of sales...............................         (371)             (344)            (329)          (257)         (296)
                                              -----------       -----------       ----------     ----------    ----------
     Gross profit...........................          403               310              280            207           286
Selling and marketing expenses..............          (58)              (56)             (58)           (43)          (56)
General and administrative expenses.........          (33)              (32)             (30)           (22)          (23)
Other operating (expense) income, net.......            2                (5)             (15)           (13)          (10)
                                              -----------       -----------       ----------     ----------    ----------
     Operating profit.......................   U.S.$  314        U.S.$  217       U.S.$  177      U.S.$ 129     U.S.$ 197
                                              -----------       -----------       ----------     ----------    ----------


The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not add due to rounding):

                                                                                                        Nine months ended
                                                               Year ended December 31,                    September 30,
                                                       --------------------------------------------   --------------------------
                                                          2000             2001              2002        2002            2003
                                                       ----------        --------          --------   ----------     -----------
Net sales............................................     100%             100%              100%        100%            100%
Cost of sales........................................     (48)             (53)              (54)        (55)            (51)
                                                       ----------        --------          --------   ----------     -----------
     Gross margin....................................      52               47                46          45              49
Selling and marketing expenses.......................      (8)              (9)              (10)         (9)            (10)
General and administrative expenses..................      (4)              (5)               (5)         (5)             (4)
Other operating (expense) income, net................      --               (1)               (2)         (3)             (2)
                                                       ----------        --------          --------   ----------     -----------
     Operating profit................................      40               33                29          28              34
Financial income.....................................      12               11                12          13               8
Financial expenses...................................      (8)              (6)              (10)        (11)             (9)
Foreign exchange losses, net.........................      (2)              (1)               (2)         (1)             (2)
Income tax benefit (expenses)........................     (10)              (9)                2          (7)             (3)
Equity income (loss) of affiliate....................      --               --                (20)         4               3
Cumulative effect of accounting change, net of tax...      --                1                --           --             --
                                                       ----------        --------          --------   ----------     -----------
     Net income......................................      32%              29%               11%         26%             31%
                                                       ----------        --------          --------   ----------     -----------


We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:

                                                                                                       Nine months ended
                                                              Year ended December 31,                     September 30,
                                                    --------------------------------------------   --------------------------
                                                       2000             2001             2002        2002            2003
                                                    ----------        --------         --------   ----------     -----------
        Pulp:
Volumes (in tons)
    Domestic..............................            100,314           85,057          81,698      58,938         57,735
    Export................................            240,278          257,509         252,644     182,650        364,063
         Total............................            340,592          342,566         334,342     241,588        421,798

                                                                                               Nine months ended
                                                     Year ended December 31,                     September 30,
                                        ---------------------------------------------    ----------------------------
                                            2000             2001            2002           2002            2003
                                        -------------   -------------   -------------    ----------     -------------
Average prices (U.S. dollars per ton)
    Domestic ........................   U.S.$     600   U.S.$     428   U.S.$     386    U.S.$    395   U.S.$     449
    Export ..........................             613             415             389             388             455
Net sales (in thousands of U.S. $)
    Domestic ........................          60,223          36,389          31,565          23,253          25,921
    Export ..........................         147,214         106,861          98,267          70,908         165,641
         Total ......................   U.S.$ 207,437   U.S.$ 143,270   U.S.$ 129,832    U.S.$ 94,161   U.S.$ 191,562
        Paper:
Volumes (in tons)
    Domestic
    Printing and writing ............         337,340         356,059         353,451         262,854         229,399
    Thermal and Carbonless coated ...          49,061          52,446          55,335          40,522          42,217
    Other specialty paper ...........          38,076          28,388          30,673          23,380          21,124
    Export
    Printing and writing ............         105,046         131,749         129,876         105,266         120,639
    Thermal and Carbonless coated ...              --             755           1,967           1,599             486
                                        -------------   -------------   -------------    ------------   -------------
         Total ......................         529,523         569,397         571,302         433,621         413,865
Average prices (in U.S.$)
    Domestic ........................           1,123             931             860             885           1,005
    Export ..........................             857             783             768             749             788

Net sales (in thousands of U.S.$)
    Domestic ........................   U.S.$ 476,638   U.S.$ 406,747   U.S.$ 378,019    U.S.$289,278   U.S.$ 294,196
    Export ..........................          90,024         103,708         101,236          80,068          95,426
         Total ......................   U.S.$ 566,662   U.S.$ 510,455   U.S.$ 479,255    U.S.$369,346   U.S.$ 389,622

        Combined:
Volumes (in tons)
    Domestic ........................         524,791         521,950         521,157         385,694         350,475
    Export ..........................         345,324         390,014         384,487         289,515         485,188
         Total ......................         870,115         911,964         905,644         675,209         835,663
Average prices (in U.S.$)
    Domestic ........................   U.S.$   1,023   U.S.$     849   U.S.$     786    U.S.$    810   U.S.$     913
    Export ..........................             687             540             519             521             538
Net sales (in thousands of U.S.$)
    Domestic ........................         536,861         443,136         409,583         312,531         320,117
    Export ..........................         237,238         210,589         193,503         150,976         261,067
                                        -------------   -------------   -------------    ------------   -------------
         Total ......................   U.S.$ 774,099   U.S.$ 653,725   U.S.$ 609,086    U.S.$463,507   U.S.$ 501,184


Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Introduction

The average exchange rate for the nine months ended September 30, 2003 was R$3.22 to U.S.$1.00 compared to R$2.67 to U.S.$1.00 for the nine months ended September 30, 2002. Although the exchange rate at September 30, 2003 reflected an appreciation of the real against the U.S. dollar when compared to September 30, 2002, the difference between the average exchange rates for the nine months ended September 30, 2003 and 2002 presents a devaluation of the real against the U.S. dollar.

In the nine months ended September 30, 2003, we faced extremely challenging market conditions, with economic slowdown in the United States, Europe and other major economies, a highly recessive Brazilian market that resulted in lower domestic sales volume and a stronger real that negatively impacted production costs when expressed in U.S. dollars. These factors coincided with low international pulp prices, driven by high inventories. We were able to overcome these challenges to a large extent because of our expansion in pulp production capacity, which enabled us to increase our export sales volume, and our presence in local paper markets.

Net sales

Net sales increased by 25% to U.S.$582 million in the nine months ended September 30, 2003 from U.S.$464 million in the same period in 2002 even though the domestic market demand for printing and writing papers was 8% weaker in volume compared to the same period in 2002, according to Bracelpa. This increase was primarily attributable to increased pulp exports due to our pulp capacity expansion and higher pulp and paper prices. Sales volume increased by 24% to 835,663 tons in the nine months ended September 30, 2003 from 675,209 tons in the same period in 2002. Approximately 55% of our net sales in the nine months ended September 30, 2003 were made in the domestic market compared to 67% in the same period in 2002. Our revenue mix in the nine months ended September 30, 2003 was 67% paper and 33% pulp compared to 80% and 20%, respectively, in the same period in 2002.

Pulp. In the pulp segment, sale volumes increased by 75% to 421,798 tons in the nine months ended September 30, 2003 from 241,588 tons in the same period in 2002. The increase in volume was due to increased market pulp production as a result of our expansion at the Jacarei expansion. Net sales attributable to pulp increased by 104% to U.S.$192 million in the nine months ended September 30, 2003 from U.S.$94 million in the same period in 2002. This increase was due to the additional production volume and to the 17% higher average prices of pulp. Pulp exports constituted 86% of both revenues and sales volume of pulp in the nine months ended September 30, 2003 compared to 75% in the same period in 2002.

In the domestic market, the volume of pulp sold decreased by 2% in the nine months ended September 30, 2002 compared to the same period in 2002. Revenues from domestic pulp sales as a percentage of total pulp net revenues decreased to 14% in the nine months ended September 30, 2003 from 25% in the same period in 2002. This decrease was mainly due to the shift in our focus to sales in international markets given weak domestic conditions.

Paper. In the paper segment, domestic sale volumes decreased by 10% in the nine months ended September 30, 2003 compared to the same period in 2002, mainly due to weak market demand, primarily of coated and uncoated printing and writing papers. The only paper product that had an increase in volume was chemical papers (carbonless and thermal). Net sales attributable to paper increased by 5% to U.S.$390 million in the nine months ended September 30, 2003 from U.S.$370 million in the same period in 2002, mainly due to a 14% increase in the average price of paper. The domestic market accounted for 76% of paper revenues in the nine months ended September 30, 2003 compared to 78% in the same period in 2002.

In the nine months ended September 30, 2003, we focused on export markets in order to avoid a decrease of domestic prices given the weak domestic demand for paper. In the nine months ended September 30, 2003, domestic prices in reais increased by 34% compared to the same period in 2002, which fully offset the 17% devaluation of the average exchange rates of the real against the U.S. dollar in the nine months ended September 30, 2003. The increase of cut-size paper exports resulted from a reallocation of sales to global markets to counter the slowdown of the Brazilian economy and to capitalize on the relatively stronger Euro, which provided higher margins in dollars for our products.

Cost of sales

Cost of sales increased by 15% to U.S.$296 million in the nine months ended September 30, 2003 from U.S.$257 million in the same period in 2002. This increase was due to the additional sales volumes of pulp and higher costs of wood (mainly due to higher average distance between the forests and the mills), fuel, certain raw materials and labor, which were partially offset by the effect of a devaluation of the average exchange rates of the real against the U.S. dollar for the nine months ended September 30, 2003 compared to the same period in 2002. The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2002. The cost per unit sold decreased by 7% in the nine months ended September 30, 2003 as compared to the same period in 2002. The decrease was due to an increase of pulp in the mix of products (with a lower unit cost of production) and the effect of a devaluation of the average exchange rates of the real against the U.S. dollar for the nine months ended September 30, 2003 compared to the same period in 2002, which fully offset increases in the other production costs.

Our gross margin increased to 49% in the nine months ended September 30, 2003 compared to 45% in the same period of 2002 mainly due to the increase in the sale prices realized in reais in the domestic market and higher volumes of exported products, especially pulp.

Selling and marketing expenses

Despite the devaluation of the average real exchange rate, which had the effect of reducing amounts reported in U.S. dollars upon translation, sales expenses increased by 30% to U.S.$56 million in the nine months ended September 30, 2003, equivalent to 10% of net revenues, compared to 9% in the same period in 2002. This increase resulted mainly from an increase of 68% in volumes of exported products, resulting in higher freight and other costs denominated in U.S. dollars.

General and administrative expenses

General and administrative expenses increased by 5% to U.S.$23 million in the nine months ended September 30, 2003 from U.S.$22 million in the same period in 2002. The increase was attributable to higher wages and expenses related to our inauguration ceremony for our Jacarei expansion plant, which was partially offset by the effect of the average currency devaluation on expenses since most of our expenses were denominated in reais. As a percentage of net revenue, general and administrative expenses decreased to 4% in the nine months ended September 30, 2003 from 5% in the same period in 2002.

Operating Profit

Operating profit increased by 53% to U.S.$197 million in the nine months ended September 30, 2003 from U.S.$129 million in the same period in 2002. This increase was primarily due to higher average prices, higher volumes of exported products and lower cost of sales as a percentage of net sales due to a scale gain.

Pulp (including intersegment transactions at market values). Operating profit attributable to pulp increased by 67% to U.S.$110 million in the nine months ended September 30, 2003 from U.S.$66 million in the same period in 2002. This increase was primarily due to a 17% increase in pulp sale prices, a 75% increase in volumes and the positive effect of the currency devaluation on costs.

Paper (including intersegment transactions at market values). Operating profit attributable to paper increased by 38% to U.S.$87 million in the nine months ended September 30, 2003 from U.S.$63 million in the same period in 2002. This increase was primarily due to an 11% increase in paper sale prices in U.S. dollars and the positive effect of the currency devaluation on costs.

Financial income

Financial income decreased by 22% to U.S.$47 million in the nine months ended September 30, 2003 from U.S.$60 million in the same period of 2002. This decrease was primarily due to a lower cash position and investments in reais, which was partially offset by higher interest rates from local investments. We optimized arbitrage positions between interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments. The amount we earned from these activities was recorded as financial income.

Financial expenses

Financial expenses increased slightly to U.S.$52 million in the nine months ended September 30, 2003 from U.S.$51 million in the same period in 2002. The slight increase was primarily due to an increase our average gross debt.

Foreign exchange losses

Foreign exchange losses increased to U.S.$11 million in the nine months ended September 30, 2003 from U.S.$3 million in the same period in 2002. This increase was primarily due to the effect of higher exchange rate variation on our exposure to foreign currency. Because we have adopted the real as our functional currency, the losses recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

Income tax expense

In the nine months ended September 30, 2003, we recorded an income tax expense of U.S.$17 million compared to an income tax expense of U.S.$32 million in the same period in 2002. Effective tax rate decreased from 24% in the nine months ended September 30, 2002 to 9% in the same period in 2003. This decrease was primarily due to an appreciation of the real during the nine months ended September 30, 2003 which reduced our financial income from exchange gains on investments in foreign currency.

Equity income of investee

The equity income of investees decreased to U.S.$15 million in the nine months ended September 30, 2003 from U.S.$19 million in the same period in 2002. This decrease was primarily due to a decrease in net income of our investee Aracruz to U.S.$120 million in the nine months ended September 30, 2003 compared to U.S.$144 million in the same period in 2002.

Net income

As a result of the foregoing, net income increased by 47% to U.S.$179 million in the nine months ended September 30, 2003 compared to U.S.$122 million in the same period in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Introduction

In 2002, the devaluation of the real, political uncertainty, weak economic growth and low international pulp prices created poor market conditions, but our extensive line of products, access to international markets, cost reduction and productivity gains helped us overcome those conditions. Additionally, cross-currency interest rate swap transactions aided us in mitigating market risks.

Net sales

Because of our ability to adapt to adverse market conditions by capitalizing on competitive advantages and by optimizing the market allocation of our products, net sales decreased by only 7% to U.S.$609 million in 2002 from U.S.$654 million in 2001 even though the real devalued by 34%. The decrease primarily resulted from the translation of net sales to U.S. dollars and prices being 6% lower on average when expressed in U.S. dollars. In 2002, sales volume remained stable. Approximately 67% of our net sales in 2002 were in the domestic market. Of our revenues, 79% was related to sales of paper and 21% was related to sales of pulp in 2002, compared to 78% and 22%, respectively, in 2001.

Pulp. In the pulp segment, sale volumes decreased by 2% to 334,342 tons in 2002 from 342,566 tons in 2001. The decrease in volume was due to the testing of equipment that occurred at the Jacarei plant in connection with the Jacarei expansion, which caused a decrease of 12,000 tons in production, and the reduction of the pulp inventories due to the annual scheduled maintenance stoppages in the second quarter of 2002. Net sales attributable to pulp decreased by 10% to U.S.$129 million in 2002 from U.S.$143 million in 2001. This decrease was mainly due to a decrease of 7% in the average price of pulp in 2002 as compared to 2001, which resulted from high international inventories mainly in the first half of 2002, and a 2% decline in volumes caused by the testing at the Jacarei plant. Pulp exports constituted 76% of both revenues and volume of sales of pulp in 2002 compared to 75% in 2001.

In the domestic market, the volume of net sales of pulp decreased by 13% in 2002 as compared to 2001. Revenues from domestic pulp sales as a percentage of total net revenues of pulp increased to 26% in 2002 from 25% in 2001. This increase is mainly due to the shift in our focus to sales in international markets.

Paper. In the paper segment, domestic sale volumes increased by 1% in 2002 as compared to 2001 which was due to an increase in higher value-added products such as coated, carbonless, thermal papers and specialties. Net sales attributable to paper decreased by 6% to U.S.$480 million in 2002 from U.S.$511 million in 2001, mainly due to a 6% decrease in the average prices of paper. The domestic market accounted for 79% of paper revenues in 2002 compared to 80% in 2001.

Our domestic market strategy was to increase sales of value-added papers. This volume increase was partially offset by a reduction in uncoated paper volumes. Domestic prices increased by 35% in 2002 as compared to 2001, which partially offset the 34% devaluation of the real. The increase of cut-size paper exports resulted from a reallocation of sales to global markets to counter the slowdown of the Brazilian economy and to capitalize on the relatively stronger U.S. dollar, which provided higher margins for our products in the international markets.

Cost of sales

Cost of sales decreased by 4% to U.S.$329 million in 2002 from U.S.$344 million in 2001. This decrease was due to our ability to offset the effects of the real devaluation by offering a more value-added product mix comprised of cut-size, coated and chemical paper, which was partially offset by an increase in the prices of raw materials as a result of the real devaluation and an increase in labor costs due to wage increases under our collective bargaining agreements negotiated in October 2001. The increase in the price of variable production expenses, such as fuel and electricity, also contributed to higher production costs.

Our gross margin decreased to 46% in 2002 compared to 47% in 2001 due to the devaluation of the real, which caused per-unit costs not to fully offset lower average domestic prices in U.S. dollars, even considering the increase in prices in reais in the domestic market and the improvements in our product mix.

Selling and marketing expenses

Despite the devaluation of the real, which had the effect of reducing amounts reported in U.S. dollars upon translation, sales expenses increased by 4% to U.S.$58 million in 2002, equivalent to 9.5% of net revenues, compared to 8.6% in 2001. This increase resulted mainly from a U.S.$3 million provision for bad debts that we recorded in 2002.

General and administrative expenses

General and administrative expenses decreased by 6% to U.S.$30 million in 2002 from U.S.$32 million in 2001. The decrease partly resulted from the effect of the currency devaluation on expenses, which are primarily denominated in reais. This decrease was partially offset by payments to outside consultants of U.S.$0.8 million, amortization of recent technology projects of U.S.$1.3 million, expenses related to other projects of U.S.$0.4 million and a wage increase. As a portion of net revenue, general and administrative expenses remained stable at 5% in each of 2002 and 2001.

Operating profit

Operating profit (before financial expenses) decreased by 18% to U.S.$177 million in 2002 from U.S.$217 million in 2001. This decrease was caused by lower average prices and an impairment charge of U.S.$12 million related to the equipment retired at the Jacarei plant due to the expansion project.

Pulp (including intersegment transactions at market values). Operating profit attributable to pulp as reported under U.S. GAAP decreased by 27% to U.S.$93 million in 2002 from U.S.$128 million in 2001. The decrease was primarily due to the 7% decline in pulp sale prices in 2002 as compared to 2001.

Paper (including intersegment transactions at market values). Operating profit attributable to paper as reported under U.S. GAAP decreased by 6% to U.S.$84 million in 2002 from U.S.$89 million in 2001. The decrease was primarily due to the 6% decline in paper sale prices in U.S. dollars, which was partially offset by the enhancement of the product mix in the domestic market and the increase in volumes.

Financial income

Financial income increased by 3% to U.S.$73 million in 2002 from U.S.$71 million in 2001. This increase was primarily due to the increase in average Brazilian interest rates, which was partially offset by the decrease of our cash position from U.S.$577 million at the end of 2001 to U.S.$503 million at the end of 2002. We optimized arbitrage positions between interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments. The amount we earned from these activities was recorded as financial income.

Financial expenses

Financial expenses increased by 51% to U.S.$59 million in 2002 from U.S.$39 million in 2001 due mainly to the increase in our average gross debt. The U.S.$370 million loan that was disbursed in October 2001 as part of our acquisition of 28.0% of the voting shares of Aracruz and the financial expenses associated with the transaction only had an effect on the fourth quarter of 2001.

Foreign exchange losses

Foreign exchange losses increased by 38% to U.S.$11 million in 2002 from U.S.$8 million in 2001 primarily due to the effect of higher exchange rate variation on our exposure to foreign currency in 2002 as compared to 2001. Because we have adopted the real as our functional currency, the losses recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

Income tax expense

In 2002 we recorded an income tax benefit of U.S.$10 million (mainly the result of U.S.$34 million of income tax expense and U.S.$46 million of income tax benefit of the impairment charge of Aracruz) as compared to an income tax expense of U.S.$59 million in 2001. We have opted to determine our income taxes for 2001 and 2002 based on the provisions of the REFIS program, pursuant to which the income tax calculation is based on an estimated tax basis rather than on actual pretax income and therefore a comparative analysis of effective tax rates is not applicable.

Equity loss of investee

In November 2001, we acquired 28% of the voting shares of Aracruz for U.S.$370 million (including U.S.$155 million of goodwill). As the quoted market price of the investee's publicly traded stock during 2002 was consistently quoted below book value, we reduced the carrying value of our investment in Aracruz to market value on December 31, 2002. Equity loss of investee of U.S.$121 million was mainly due to the impairment of the investment in Aracruz of U.S.$136 million.

Net income

As a result of the foregoing, net income decreased by 64% to U.S.$69 million in 2002 compared to U.S.$192 million in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

Introduction

After the first quarter of 2001, the Brazilian economy was adversely affected by the unfavorable global environment and marked by uncertainty resulting from the economic slowdown in the major international markets in the aftermath of the September 11, 2001 terrorist attacks in the United States, and regionally due to the Brazilian energy crisis and the ongoing Argentine crisis. This environment and the high level of inventories negatively affected the pulp market, with the international price of pulp decreasing by 40% during the first half of the year and remaining at those levels during the first quarter of 2002. Domestically, we also faced the unexpected energy rationing program that, together with the reduced Brazilian GDP growth, created instability in the exchange rate market and overall macroeconomic conditions, an 18% devaluation of the real and a reduction in domestic paper consumption.

Net sales

Our ability to capitalize on competitive advantages and to optimize the market allocation of our products during adverse market conditions led to an increase in our sales volume in all quarters of the year when compared to the same quarters of 2000. However, net revenue decreased by 16% to U.S.$654 million in 2001 from U.S.$774 million in 2000 mainly as a result of lower prices in U.S. dollars--mainly due to a 19% decrease in international pulp prices and to the devaluation of the real against the U.S. dollar, partially offset by a 5% increase in the volume of sales. Approximately 68% of our revenues was in the domestic market. Of our revenues, 78% related to sales of paper and 22% related to sales of pulp in 2001 compared to 73% and 27%, respectively, in 2000.

Pulp. In the pulp segment, we concentrated on exports, where a favorable exchange rate partially compensated for declining prices. Net sales attributable to pulp decreased by 31% to U.S.$143 million in 2001 from U.S.$207 million in 2000. This decrease was mainly due to a 31% decrease in the average prices of pulp, which resulted from very high international inventories due to the weak demand by European, American and Asian paper producers. Pulp exports constituted 75% of both revenues and sales volume of pulp in 2001 compared to 71% in 2000.

In the domestic market, net sales of pulp decreased by 39% due to a decrease in sales volume and in average prices. We reduced sales of pulp in the domestic market and increased our export volumes in order to take advantage of the favorable international prices. In the domestic market, pulp sales volume as a percentage of total sales of market pulp decreased to 25% in 2001 from 29% in 2000.

Paper. Export volumes increased by 26%, primarily due to uncoated paper exports, and domestic sales volume increased by 3%, primarily due to increased sales of value-added products like coated paper (art paper). Net sales attributable to paper decreased by 10% to U.S.$511 million in 2001 from U.S.$567 million in 2000 mainly due to a 16% decrease in average prices partially offset by an 8% growth in total sales volumes. The domestic market accounted for 80% of paper revenues in 2001 compared to 84% in 2000. The higher growth of the export market revenues which represented a 16% increase in revenues in our paper exports resulted from the reallocation of our sales to the global market in response to the slowdown of the Brazilian economy and to the devaluation of the real against the U.S. dollar, which increased the competitiveness of our products in the international markets.

The decrease in domestic revenues was mainly due to a sharp decline in revenues from uncoated paper, resulting from a 19% decrease in U.S. dollar prices as compared to 2000 sales volumes, primarily due to the devaluation of the real. This reduction was partially offset by a 30% increase in sales volume of the printing and writing coated (art paper) paper segment, due to a 19% decrease in average domestic prices, primarily due to the devaluation of the real.

Cost of sales

Cost of sales decreased by 7% to U.S.$344 million in 2001 from U.S.$371 million in 2000. The decrease was attributable to the devaluation of the real, because most of our costs are in reais and not linked to the U.S. dollar. This decrease was partially offset by: (1) an increase in the volume of sales; (2) the 7.5% wage increase under our collective bargaining agreements negotiated in October 2000; (3) the enhancement of the mix of products sold, with a higher growth for paper relative to pulp and for coated and chemical papers relative to uncoated papers; (4) the additional costs of some U.S. dollar-denominated raw materials also due to the devaluation of the real; and
(5) the increase in variable costs such as fuel and electric power in manufacturing.

Despite the decrease in U.S. dollars of our costs, our gross margin decreased to 47% in 2001 from 52% in 2000, reflecting a proportionally larger decline in gross profits due to lower average sales prices.

Selling and marketing expenses

Selling and marketing expenses decreased by 3% to U.S.$56 million in 2001 from U.S.$58 million in 2000 mainly due to the devaluation of the real, since most of our selling expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by the increase in volume of products sold, especially those sold to the export market, in which the related freight and other export expenses are denominated in U.S. dollars.

General and administrative expenses

General and administrative expenses decreased by 3% to U.S.$32 million in 2001 from U.S.$33 million in 2000, mainly due to the devaluation of the real, since most of our general and administrative expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by an increase of U.S.$2.6 million in consulting fees and other projects, and a 7.5% wage increase under our new collective bargaining agreements.

Operating profit

Operating profit decreased by 31% to U.S.$217 million from U.S.$314 million in 2000. The decrease was primarily due to the decrease in average sale prices in U.S. dollars.

The market value of pulp used in our paper operations in 2001 was U.S.$183 million compared to U.S.$228 million in 2000. Valuing these intra-company transactions at market value, our pulp operating profit would have decreased 46% to U.S.$128 million in 2001 from U.S.$238 million in 2000, and our paper operating profit would have increased 17% to U.S.$89 million in 2001 from U.S.$76 million in 2000.

The decrease in pulp operating profit was primarily due to the strong decline in pulp sale prices. The increase in paper operating profit was primarily due to the enhancement of the product mix in the domestic market, the cost reduction and the increase in volumes, especially in the export markets, improving margins due to strong revenues in foreign currency.

Financial income

Financial income decreased by 24% to U.S.$71 million in 2001 from U.S.$94 million in 2000. The decrease was primarily due to a decrease in average invested amounts in reais attributed to the repayment of loans throughout the year.

We take advantage of arbitrage opportunities between interest rates on U.S. dollar-denominated borrowings (principally export credits) and local interest rates on real-denominated investments. The amount we earn from these activities is recorded as financial income. These opportunities may not continue to exist in the future.

Financial expenses

Financial expenses decreased by 40% to U.S.$39 million in 2001 from U.S.$65 million in 2000 due mainly to the reduction in our average outstanding debt by 13% to U.S.$569 million from U.S.$651 million and to a decline in prevailing interest rates. Our average interest rate payable was 5.9% in 2001 compared to 8.6% in 2000.

Foreign exchange losses

Foreign exchange losses decreased by 43% to U.S.$8 million in 2001 from U.S.$14 million in 2000 primarily due to our lower exposure to foreign currency despite the 16% devaluation of the real. Since we adopted the real as our functional currency in 1998, any gains or losses recorded on foreign currency transactions are translated to U.S. dollars in our income statements. These transactions consist mainly of U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts.

Income tax expense

Income tax expense decreased by 26% to U.S.$59 million in 2001 from U.S.$80 million in 2000. As we opted to determine our income taxes for 2001 based on provisions of the REFIS program pursuant to which tax is based on an estimated tax basis rather than on actual pretax income, a comparative analysis of effective tax rates is not appropriate. In 2000, income tax was based on actual pretax income.

Cumulative effect of accounting change, net of tax

Upon adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," we recognize our cross-currency interest rate swap contracts on the balance sheet at fair value and adjustments to fair value are charged to income. Prior to adopting SFAS 133, we recognized our cross-currency interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were charged to income. The adoption of SFAS 133 resulted in a cumulative effect of accounting change of U.S.$10 million, net of applicable tax expense of U.S.$4 million, which resulted in a gain in our consolidated income statement for the year ended December 31, 2001.

Net income

As a result of the foregoing, net income decreased by 23% to U.S.$192 million in 2001 compared to U.S.$249 million in 2000.

Liquidity and capital resources

Liquidity

Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term borrowings. We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures, debt repayment and dividend payments.

We have historically made capital investments in order to, among other things, increase our production and modernize our facilities. We also review acquisition and investment opportunities. We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods.

Cash and cash equivalents decreased by U.S.$82 million in 2002 compared to a decrease of U.S.$317 million in 2001 partially as a result of our expenditures in connection with the Jacarei expansion. At December 31, 2002, we had cash and cash equivalents of U.S.$90 million. At September 30, 2003, our cash and cash equivalents increased to U.S.$284 million primarily due to our new issuances of long-term debt.

At December 31, 2001, we had approximately U.S.$406 million (of a total of U.S.$536 million) in deposits and investments principally with Banco Votorantim S.A., and U.S.$41 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim S.A. At December 31, 2002, we had approximately U.S.$320 million (of a total of U.S.$410 million) in deposits and investments principally with our affiliate, Banco Votorantim S.A., and U.S.$86 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. At September 30, 2003, we had approximately U.S.$318 million (of a total of U.S.$621 million) in deposits and investments principally with our affiliates, Banco Votorantim S.A., and U.S.$57 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. See "Transactions with related parties."

At December 31, 2001, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$259 million, of which U.S.$52 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2002, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$121 million, of which U.S.$88 million was denominated in U.S. dollars and the remainder in reais. At September 30, 2003, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$335 million, of which U.S.$166 million was denominated in U.S. dollars and the remainder in reais.

At December 31, 2002, our balance sheet presented negative working capital of U.S.$62 million and at September 30, 2003, our balance sheet presented a positive working capital balance of U.S.$23 million, respectively. We do not expect to have any difficulty in meeting our short-term obligations.

The following table summarizes our significant contractual obligations and commitments that impact our liquidity at December 31, 2002:

                                                                 Payments due by period
------------------------------------------  ----------------------------------------------------------------
                                                             Less than 1                       More than 3
Contractual obligations(1)(2)                   Total           year           2-3 years          years
------------------------------------------  -------------  ---------------  ---------------  ---------------
                                                                  (U.S. dollars in millions)
Long-term debt, including current
   portion................................     U.S.$ 973      U.S.$ 249        U.S.$ 613         U.S.$ 111
Commitment with MRS.......................            28              1                4                23
Jacarei expansion plant...................            66             66               --                --
Take-or-pay contractual obligations.......           380             38               76               266
Pension plan obligations(3)...............            11              1                2                 8
                                             -----------      ---------        ---------         ---------
     Total contractual cash obligations...   U.S.$ 1,458      U.S.$ 355        U.S.$ 695         U.S.$ 408
                                             ===========      =========        =========         =========


------------

(1) At December 31, 2002, commitments for capital expenditures amounted to approximately U.S.$66 million.
(2) We also have take-or-pay contractual obligations, which are not expected to exceed U.S.$38 million per year.
(3) Amounts estimated for a ten-year period.

Sources of funds

Operating activities provided net cash flows of U.S.$185 million in 2002 compared to U.S.$234 million in 2001 and U.S.$381 million in 2000. Operating activities provided net cash flows of U.S.$177 million in the nine months ended September 30, 2003 compared to U.S.$152 million in the same period in 2002.

Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of U.S.$70 million in 2002, compared to net cash flows of U.S.$562 million generated in 2001 and net cash flows of U.S.$120 million used in 2000. Financing activities (before distributions to shareholders) generated net cash flows of U.S.$92 million in the nine months ended September 30, 2003, compared to U.S.$55 million in the same period in 2002.

At December 31, 2002, our debt was U.S.$1,039 million (of which U.S.$315 million had short-term maturities) representing a decrease of U.S.$3 million over the debt recorded at December 31, 2001. The long-term position amounted to 70% in 2002 compared to 56% in 2001. Approximately 89% of the debt was denominated in foreign currencies. At December 31, 2002, we had net debt of U.S.$536 million compared to net debt of U.S.$465 million at December 31, 2001, due to investments in the Jacarei expansion. At September 30, 2003, our debt was U.S.$1,148 million (of which U.S.$516 million had short-term maturities) representing an increase of U.S.$109 million over the debt recorded at December 31, 2002. The long-term position amounted to 55% in the nine months ended September 30, 2003 compared to 74% in 2002. Approximately 85% of the debt was denominated in foreign currencies. At September 30, 2003, we had net debt of U.S.$528 million compared to net debt of U.S.$520 million at September 30, 2002, as a result of capital expenditure disbursements offset by strong cash generation during the period. In 2002 and the nine months ended September 30, 2003, we continued our policy of mitigating the effect of foreign exchange variations on our U.S. dollar liabilities. This risk management policy does not take account of the natural hedge provided by our exports. At December 31, 2002 our net exposure to U.S. dollar liabilities was a negative amount of U.S.$39 million, which means that our assets in foreign currency were higher than our liabilities because we were overhedged. At September 30, 2003, our net exposure to U.S. dollar liabilities was a positive amount of U.S.$0.4 million, which means that our assets in foreign currency were lower than our liabilities because we were underhedged.

Uses of funds

Investing activities, including acquisitions of our equity investee in Aracruz and the Jacarei expansion and other capital expenditures, provided net cash flows of U.S.$96 million in 2000 and consumed net cash flows of U.S.$1,002 million in 2001 and U.S.$260 million in 2002. In the nine months ended September 30, 2002 and 2003, cash used in investing activities were U.S.$206 million and U.S.$51 million, respectively.

Our significant uses of cash included the repayment of our debt totaling U.S.$329 million in 2000, U.S.$238 million in 2001 and U.S.$910 million in 2002. In the nine months ended September 30, 2002 and 2003, repayment of debt totaled U.S.$867 million and U.S.$334 million, respectively.

Debt

At December 31, 2002, our total debt was U.S.$1,039 million, consisting of U.S.$315 million in short-term debt, including the current portion of long-term debt, and U.S.$724 million in long-term debt. Our total debt at December 31, 2002 decreased by U.S.$3 million from total debt of U.S.$1,042 million at December 31, 2001. At September 30, 2003, our total debt was U.S.$1,148 million, consisting of U.S.$516 million in short-term debt, including the current portion of long-term, and U.S.$632 million in long-term debt. Our total debt at September 30, 2003 increased by U.S.$109 million over the debt recorded at December 31, 2002.

Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international bank loans, which have lower interest rates compared to domestic financings. For our expansion projects, we use long-term financing in reais from BNDES, from which we have already received R$438 million as of September 30, 2003.

In October 2001, Newark Financial Inc., or Newark, a wholly-owned subsidiary of VCP Exportadora e Participacoes S.A., or VCP Exportadora, our wholly owned subsidiary, received a bridge financing for U.S.$370 million to finance the acquisition of our stake in Aracruz.

On May 23, 2002, VCP Trading and VCP North America entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. This credit agreement will mature in May 2005. All of the proceeds from the credit agreement were advanced to Newark (U.S.$304 million by VCP Trading and U.S.$76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products. We are discussing with the banks party to the credit agreement an amendment, pursuant to which, among other things, VCP Trading N.V. would become the only borrower under the agreement.

As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others:

o   limitations on our ability to incur debt;

o   limitations on the existence of liens on our properties;

o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

o   maintenance of certain financial ratios.

In December 1996, Voto-Votorantim Overseas Trading Operations N.V., known as Voto-Votorantim I, a special purpose unconsolidated company owned 50% by us and 50% by Votorantim Participacoes S.A. (formerly S.A. Industrias Votorantim), known as VPAR, also a member of the Votorantim group, received bridge financing from ING Barings for U.S.$300 million. Of this amount, U.S.$150 million was advanced to us by Voto-Votorantim I at that time. In June 1997, Voto-Votorantim I issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, VPAR, Cimento Rio Branco, and certain other companies, all members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim I notes, and an additional U.S.$50 million was transferred to us. On the total U.S.$200 million intercompany loan, Voto-Votorantim I charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim I notes. Under the Voto-Votorantim I notes indenture, each holder of the Voto-Votorantim I notes may upon notice require Voto-Votorantim I to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim I may upon notice repurchase the Voto-Votorantim I notes from the holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim I may procure any other person to purchase the Voto-Votorantim I notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim I gave notice to the trustee, exercising its call option through a subsidiary owned by us and VPAR, St. Helen Holding II B.V.

In order to finance our acquisition of the Voto-Votorantim I notes through St. Helen II, on September 23, 2002, St. Helen Holding III Ltd., a subsidiary of VCP Exportadora and a 50%-owner of St. Helen II, borrowed U.S.$203 million pursuant to the terms of a syndicated credit agreement led by ABN AMRO N.V. The interest rate payable on the loan was 6.87% per annum. The loan was guaranteed by us and by VCP Exportadora.

On June 25, 2003, VCP and VPAR jointly formed the Voto-Votorantim Overseas Trading Operations II Limited, based in Cayman Islands, known as Voto-Votorantim II, with the sole purpose of raising funds. On July 28, 2003, Voto-Votorantim II issued U.S.$250 million 5.75% notes due 2005, which are jointly and severally guaranteed by us, VPAR and Cimento Rio Branco S.A., also a member of the Votorantim group, with our guarantee obligation limited to 50% of the outstanding amount of the notes. Of this amount, Voto-Votorantim II has advanced U.S.$125 million to each of St. Helen II and St. Helen III.

The indentures for each issue of notes by Voto-Votorantim I and Voto-Votorantim II, respectively, contain a number of material covenants, among others:

o   limitations on our ability to incur debt;

o   limitations on the existence of liens on our properties;

o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

o   maintenance of certain financial ratios.

The U.S.$125 million advanced to St. Helen III were used to repay part of the U.S.$203 million loan pursuant to the syndicated credit agreement led by ABN Amro N.V. The loan for the remaining U.S.$78 million was renegotiated to bear interest at 4.25% per annum with the due date scheduled on September 17, 2004.

We act as guarantor, together with other members of the Votorantim group, under a U.S.$150 million export finance agreement between VCP Exportadora and Votorantrade N.V., as borrower, dated as of October 29, 2001. We are discussing with the banks party to the credit agreement an assumption of certain obligations of Votorantrade N.V. under the credit agreement by VCP Trading N.V.

Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2002, the outstanding amount of export credits was U.S.$264 million. The export credits bear annual interest of LIBOR plus 1.64%, for an effective rate of 3.08% at December 31, 2002. At December 31, 2002, the outstanding amount of import credits was U.S.$13 million. The import credits bear annual interest of 4.20% at December 31, 2002. At September 30, 2003, the outstanding amount of export credits was U.S.$345 million. The export credits bear annual interest of LIBOR plus 1.6%, for an effective rate of 2.78% at September 30, 2003. At September 30, 2003, we had no outstanding import credits.

BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2002, the BNDES loans amounted to U.S.$116 million related to the Jacarei expansion, and were denominated in reais. At September 30, 2003, the BNDES loans amounted to U.S.$150 million related to the Jacarei expansion, of which the equivalent of U.S.$124 million was in reais and the equivalent of U.S.$26 million was in foreign currency. The BNDES loans are secured by liens on land, property (including the Jacarei mill) and equipment, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor, or the weighted average of the funding costs incurred by BNDES abroad. At December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. See note 11 to our audited consolidated financial statements. The TJLP was fixed at 12% for the three-month period starting October 1, 2003.

At September 30, 2003, the amount of our short-term debt (including current portion of our long-term debt) was U.S.$516 million. At September 30, 2003, the amount of maturities of our long-term debt excluding current portion is as follows:

                         Year                                       Amount
         --------------------------------------------------  -------------------
                                                             (U.S.$ in millions)
         2003................................................             --
         2004................................................             83
         2005................................................            425
         2006................................................             46
         2007................................................             30
         Thereafter..........................................             48
                                                             ---------------
               Total......................................... U.S.$      632

At September 30, 2003, all of our short-term debt related to trade financing was secured. At December 31, 2002, the outstanding amount of that short-term debt was U.S.$66 million at December 31, 2002, with a weighted average interest rate of 5.7%, compared to U.S.$69 million at December 31, 2001, with a weighted average interest rate of 6.1%. At September 30, 2003, the outstanding amount of that short-term debt excluding current portion of our long-term debt of U.S.$437 was U.S.$79 million, with a weighted average interest rate of 4.2% in U.S. dollar terms.

Capital expenditures

During 2002, we spent U.S.$317 million in capital expenditures, representing a decrease of 53% from the U.S.$679 million invested in 2001 (which included our investment in Aracruz) and an increase of 443% over the U.S.$125 million invested in 2000. Of this amount, U.S.$227 million was spent on the Jacarei expansion project, and the remaining U.S.$90 million was invested in the modernization of our plants, the implementation of our forest maintenance program and the updating of information technology. As of December 31, 2002, capital expenditures already disbursed or allocated to the Jacarei expansion project totaled U.S.$430 million out of the approximate cost of expansion of U.S.$490 million in capital expenditures. As of September 30, 2003, we have already disbursed U.S.$121 million in capital expenditures, including U.S.$46 million related to the Jacarei expansion. Our capital expenditure requirements for the fiscal year of 2004 have not been finalized or approved.

Commitments and contingencies

We are subject to numerous commitments and contingencies with respect to tax, labor and other claims. See "Business--Legal matters," note 14 to our audited consolidated financial statements and discussions on our critical accounting policies.

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long-term debt, take-or-pay contracts, leases and capital expenditures.

At December 31, 2002 and September 30, 2003, we had made provisions in the amount of U.S.$27 million and U.S.$50 million, respectively, for civil, labor and tax legal proceedings in long-term liabilities. In connection with some of these legal proceedings, we also have made judicial escrow deposits under the custodianship of a court held under our name (included in "Other assets--other" in our balance sheet) in the amount of U.S.$12 million and U.S.$19 million at December 31, 2002 and September 30, 2003, respectively. The position of such provisions for tax and other litigation and deposits is as follows:

                              At December 31, 2002        At September 30, 2003
                             ----------------------       ----------------------
                             Deposits    Provisions       Deposits    Provisions
                             --------    ----------       --------    ----------
                                                (in millions)
Tax-related...............   U.S.$ 10     U.S.$ 19        U.S.$ 16     U.S.$ 40
Civil-related.............         --            5              --            3
Labor-related.............          2            3               3            7
                             --------    ---------        --------     --------
                             U.S.$ 12     U.S.$ 27        U.S.$ 19     U.S.$ 50
                             ========    =========        ========     ========

We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim I and the U.S.$250 million notes issued by Voto-Votorantim II. At September 30, 2003, we had loans outstanding totaling U.S.$200 million that are guaranteed by other companies of the Votorantim group. For additional information on our commitments and contingencies, see "Transactions with related parties" and note 14 to our audited consolidated financial statements.

We have not made any loans to any company of the Votorantim group since March 2000, and all of our loans were repaid at December 31, 2001. We do not intend to make these types of loans in the future. See note 11 to our audited consolidated financial statements.

The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

                                                                         Outstanding
                                                                     guarantee amount at
          Primary obligor                    Obligations              September 30, 2003             Beneficiary
------------------------------------    -----------------------      ---------------------    ---------------------------
                                         U.S.$400 million notes
    Voto-Votorantim I...............                   issuance        U.S.$200 million       Noteholders and the trustee

                                         U.S.$250 million notes
    Voto-Votorantim II..............                   issuance             125 million       Noteholders and the trustee
                                                                                                        Banco Nacional de
                                                                                                          Desenvolvimento
                                                                                                      Economico e Social-
    Votocel Filmes Flexiveis Ltda...          Equipment finance               8 million                             BNDES
                                                                       ----------------
    Total...........................                                   U.S.$333 million
                                                                       ================

We estimate that, for 2000, 2001 and 2002, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 22% and 21%, respectively, of total domestic sales value) obtained our guarantee for their loans. At December 31, 2002 and September 30, 2003, we had eleven and ten, respectively, customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$4 million and U.S.$4 million, respectively. Our vendor program exposure was U.S.$61 million at December 31, 2001, U.S.$38 million at December 31, 2002 and U.S.$39 million at September 30, 2003. See "Business--Marketing and distribution--Paper."

Buyback programs

In 1998, we repurchased 1,421,182,405 outstanding preferred shares for U.S.$17 million in order to take advantage of low market prices. In 1999, we resold 283,600,000 preferred shares for U.S.$8 million, which had been purchased in 1998 at a cost of U.S.$3 million. The gain of U.S.$5 million is included in "Additional paid-in capital" in our balance sheet without affecting net income.

In 2000, we repurchased 235,400,000 preferred shares for U.S.$6 million.

In 2001, the board of directors approved two other stock buyback programs, from April 6 to July 5, and from September 20 to December 20. We have not purchased shares under those two programs since December 21, 2001, nor did we renew those programs. We carried over the 235,400 lots of 1,000 preferred shares bought from the 2000 buyback program up to February 2002, when we began selling these shares. We sold 234,400 lots of 1,000 preferred shares in 2002 and 2003 at the weighted average selling price of R$126.38 per lot of 1,000 shares. The minimum price was R$86.74 per lot of 1,000 shares and the maximum price was R$161.20 per lot of 1,000 shares. At December 31, 2002 and September 30, 2003, treasury shares totaled 144,300,000 and 25,000,000 preferred shares, respectively. Since September 30, 2003, we sold most of our treasury shares and at November 14, 2003, treasury shares totaled 1,579,996 preferred shares.

Research and development, patents and licenses, etc.

During 2002, 2001 and 2000, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

Capital expenditures in research and development are integrated in all of the phases of the production process through pioneering initiatives. Through these initiatives, we started production of whiter and better quality alkaline paper produced from 100% hardwood fiber, adopted micro-cuttings for cloning selected trees to produce rooted cuttings, and developed new products for the market. Currently, we are the only manufacturer in Brazil of high-resolution coated papers designed for labels for inkjet printing and coated paper that is resistant to humidity. Our research and development are aimed at satisfying market demand for quality products appropriate for specific applications.

We are participating in two eucalyptus genome projects. One project, called FORESTs, is sponsored by the Eucalyptus Genome Consortium, which is a consortium of Brazilian pulp, paper and wood product companies, and FAPESP (The State of Sao Paulo Research Foundation). The Eucalyptus Genome Project seeks to (i) develop the eucalyptus genetic sequence (the results of the partial sequencing already made results in 130,000 ESTs - Expressed Sequence Tags), (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for marker assisted selection. FORESTs, started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed to fund approximately 30% of this amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.

Another project, called the GENOLYPTUS Project, recently began with the support of the Brazilian Ministry of Science and Technology. The project involves seven universities, three Embrapa centers and 12 major forest-based companies. The funding for the project comes from the government (70%) and the consortium of forestry companies (30%). This project has a total budget of approximately U.S.$4 million over a period of approximately five years. The focus of the GENOLYPTUS project is to generate a suite of experimental resources and genomic tools to discover, map, validate and further investigate genes of economic importance in species of eucalyptus. The main objective of the project is to translate this knowledge to improved forest tree breeding and production technologies.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

General

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and do not take into account the natural hedge provided by our exports in determining our hedging needs, and we establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to exchange variations.

We also use cross-currency interest rate swap contracts to hedge U.S. dollar-denominated debt. We do not use derivatives for trading or speculative purposes. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in "Foreign exchange losses, net" in 2000, 2001 and 2002.

These financial instruments have been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets. Like many other Brazilian exporters, we have had access to U.S. dollar-denominated sources of long-term financing in the form of export prepayments or credits. Opportunities arise between the lower interest rates payable on the U.S. dollar-denominated export credits and borrowings, the proceeds of which are invested in real-denominated cash, cash equivalents and held-to-maturity investments, which provide higher yields.

After the currency devaluation in January 1999, we decided to reduce our net exposure significantly in U.S. dollars. As of December 31, 1999, our net foreign currency exposure was U.S.$61 million (U.S. dollar asset position exceeded the U.S. dollar liability position). This policy limited our foreign exchange loss to U.S.$69 million in 1999, despite the effects of the 48% devaluation of the real on our U.S. dollar-denominated debt of U.S.$753 million at December 31, 1998. In 2000, we continued our policy of protection of our dollar assets and liabilities through crosscurrency interest rate swap contracts and through the natural hedge provided by our exports. On December 31, 2001, as a result of those cross-currency interest rate swap contracts, our net exposure under our U.S. dollar denominated debt raised and payable in Brazil (which excludes the offshore debt which we expect will be settled through proceeds from our export sales) was U.S.$7 million. At December 31, 2002, our net exposure of our U.S. dollar denominated debt raised and payable in Brazil was a negative U.S.$39 million, indicating we were overhedged. At December 31, 2002, our offshore debt totaled U.S.$580 million of our total foreign currency denominated debt of U.S.$923 million and at September 30, 2003, our offshore debt totaled U.S.$553 million of our total foreign currency denominated debt of U.S.$977 million. At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

Our foreign currency debt reflects a strategy to continue raising funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. We succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt decreased from 44% at December 31, 2001 to 30% at December 31, 2002.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2002 included borrowings denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debts less our cross-currency interest rate swap contracts in our U.S. dollar-denominated assets) was a negative U.S.$39 million (assets were higher than liabilities) at December 31, 2002 compared to negative U.S.$1 million at December 31, 2001. As of December 31, 2002, approximately 88% of our cash, cash equivalents and held-to-maturity investments were denominated in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, with most of our operating costs being denominated in reais. Our cross-currency interest rate swap contracts partially hedge our exposure arising from our U.S. dollar-denominated debt. We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt. The contracts protect against these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts. The management of our net exposure position takes into account a number of current and projected economic factors and market conditions. At December 31, 2001 and 2002, the notional amounts of our outstanding foreign currency swap contracts were U.S.$253 million and U.S.$255 million, respectively, and their fair values were U.S.$32 million and U.S.$93 million, respectively. The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Deposito Interbancario, or CDI. The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts.

The table below provides information on our debt outstanding as of December 31, 2002. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2002, as determined by the Central Bank (R$3.5333 for U.S.$1.00).

                                              As of December 31, 2002
                                 -----------------------------------------------
                                    Expected maturity date
                                 -----------------------------  ----------------
                                                         After           Fair
                                 2003    2004    2005    2005   Total   Value(1)
                                 ----    ----    ----    ----   -----   --------
                                                 (U.S.$ in millions)
Short-term debt:
     Reais ....................     9      --      --      --       9       9
     U.S. dollars .............   306      --      --      --     306     298
                                 ----    ----    ----    ----   -----   -----
         Total short-term debt.   315      --      --      --     315     307
Long-term debt:
     Reais ....................    --      20      19      68     107     107
     U.S. dollars .............    --     247     327      43     617     591
                                 ----    ----    ----    ----   -----   -----
         Total long-term debt..    --     267     346     111     724     698
Total .........................   315     267     346     111   1,039   1,005
                                 ====    ====    ====    ====   =====   =====

-----------------------
(1) The methodology used to determine the fair value included is described in note 13 to our audited consolidated financial statements.


We incurred most of this debt principally to take advantage of the opportunities that arise due to interest rate differentials between real-denominated financial instruments (cash and cash equivalents and held-to-maturity investments) and our foreign currency export credits and to finance the acquisition of a participation in Aracruz and the Jacarei expansion. See "--Liquidity and capital resources--Capital expenditures." We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

On December 31, 2002, the carrying value of our U.S. dollar-denominated short-term debt was U.S.$66 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was U.S.$973 million.

We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs. We are self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices. In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase. In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

o immediately for commodity products, such as pulp and uncoated wood-free paper;

o with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

o with some lag for other specialty papers with limited exposure to external factors.

The percentage of our debt subject to fixed and floating interest rates is as follows:

                                                          As of December 31,
                                                    ----------------------------
Floating rate debt:                                     2002            2001
                                                    ------------    ------------
     o   Denominated in U.S. dollars.............        74%             37%
     o   Denominated in reais....................        11%               9%
                                                    ------------    ------------
             Subtotal............................        85%             46%

Fixed rate debt:
     o   Denominated in U.S. dollars.............        15%             54%
     o   Denominated in reais....................        --              --
             Subtotal............................        15%             54%
                                                    ------------    ------------
                  Total..........................       100%             100%

Our cross-currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation. We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

Interest rate risk

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. The TJLP was fixed at 10% at December 31, 2001, and during 2001 averaged 9.50% per year. On December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. On March 27, 2003, the TJLP was fixed at 12% for the three-month period starting April 1, 2003.

The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2002.

                                                                          As of December 31, 2002
                                                   -----------------------------------------------------------------------
                                                       Expected maturity date
                                                   ---------------------------------
                                                                               After              Fair      Average annual
                                                    2003      2004     2005     2005    Total    value(1)    interest rate
                                                   ------    ------   ------   ------  -------   --------    -------------
                                                                   (U.S.$ in millions)
Assets:
                                                                                                              105% of
                                                                                                             Brazilian
Cash and cash equivalents denominated in                                                                     Interest
     reais.....................................       25        --       --       --      25        25     Interbank Rate
Cash and cash equivalents denominated in U.S.
     dollars...................................       65        --       --       --      65        65     13.7% per year

                                                                                                              104% of
                                                                                                             Brazilian
Held-to-maturity investments denominated in                                                                  Interest
     reais.....................................        6        10        8       --      24        24     Interbank Rate
Held-to-maturity investments denominated in
     U.S. dollars..............................       25        70       96      105     296       222     12.2% per year
                                                   ------    ------   ------   ------  ------   -------
Total cash, cash equivalents and
     held-to-maturity investments..............      121        80      104      105     410       336
                                                   ======    ======   ======   ======  ======   =======
Liabilities:
Short-term debt:
     Floating rate, denominated in U.S.                                                                    LIBOR + 2.7%
     dollars...................................      149        --       --       --     149       149        per year

Fixed rate, denominated in U.S. dollars........      157        --       --       --     157       149      5.7% per year

                                                                                                               TJLP
                                                                                                            (Long-Term
                                                                                                             Rate from
                                                                                                           BNDES at 11%
                                                                                                           per year at
                                                                                                           December 31,
                                                                                                           2002) plus 3%
     Floating rate, denominated in reais.......        9        --       --       --       9         9        per year
                                                   ------    ------   ------   ------  ------   -------
         Total short-term debt.................      315        --       --       --     315       307
                                                   ======    ======   ======   ======  ======   =======
Long-term debt:
     Floating rate, denominated in U.S.                                                                    LIBOR + 2.7%
     dollars...................................       --       247      327       43     617       591        per year

                                                                                                               TJLP
                                                                                                            (Long-Term
                                                                                                             Rate from
                                                                                                           BNDES at 11%
                                                                                                           per year at
                                                                                                           December 31,
                                                                                                           2002) plus 3%
     Floating rate, denominated in reais.......       --        20       19       68     107       107        per year
                                                             ------   ------   ------  ------   -------
         Total long-term debt..................       --       267      346      111     724       698
                                                   ------    ------   ------   ------  ------   -------
Total debt.....................................      315       267      346      111   1,039     1,005
                                                   ======    ======   ======   ======  ======   =======

------------------
(1) The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

Cross-currency interest rate swaps

We primarily use derivatives to hedge our U.S. dollar-denominated debt. Because a large portion of our debt is denominated in U.S. dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into cross-currency interest rate swap contracts or Brazilian public bonds. See note 13 to our audited consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

Our counterparties are financial institutions, including Banco Votorantim, a member of the Votorantim group. Banco Votorantim is a commercial banking institution and is subject to Central Bank regulations. The rates that we negotiate with Banco Votorantim generally reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks before closing the deal in order to assure that we receive the most favorable terms and conditions available for each transaction.

At December 31, 2002, all swap transactions were conducted with Banco Votorantim and refer to reais-to-U.S. dollar swap contracts. Our swap activities are contracted specifically to fulfill our needs. See note 12 to our audited consolidated financial statements.

The table below provides information about our cross-currency interest rate swap contracts:

                                                                     As of December 31, 2002
                                    -------------------------------------------------------------------------------------
                                     Expected maturity date
                                    ------------------------
                                                                       Fair value of
                                                                           assets
                                                       After           (liabilities)  Average paying           Average
                                    2003   2004  2005   2005    Total       (1)        rate in reais       receiving rate
                                    ----   ----  ----   ----    -----   -----------   --------------       --------------
                                                   (U.S.$ in millions)
Cross-currency interest rate swap
    contracts notional amount
                                                                                      100% of Brazilian
                                                                                          Interbank
         Reais to U.S. dollars.....   41    --     --   214     255         120         Interest Rate       13.3% per year
                                                                                                          106% of Brazilian
                                                                                                          Interbank Interest
         U.S. dollars to reais.....    9     8     83    --     100          (2)        11.3% per year           Rate

--------------------
(1) The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

                           The pulp and paper industry

Industry overview

Pulp industry overview. Wood pulp is the principal ingredient in the manufacture of wood-containing paper. Pulp is classified according to (a) the type of wood or fiber from which it is made, (b) the manner in which the wood or fiber is processed, and (c) whether it is bleached.

There are two types of wood pulp that can be produced. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia. Pulp made from hardwood, such as eucalyptus, has short fibers and is generally better suited to manufacturing coated and uncoated printing and writing papers, tissue and coated packaging boards. Short fibers are the best type for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity. Softwood pulp is produced using softwood trees, such as pines and fir. Pulp made from softwoods has long fibers and is generally used in manufacturing papers that require durability and strength, such as kraftliner, and those requiring high opacity, such as newsprint and directory papers. We produce only hardwood pulp from planted eucalyptus trees.

The pulp manufacturing process may determine a pulp's suitability for particular end uses. Mechanical pulp refers to pulp processed to leave in some lignin and other organic materials holding the wood fibers together. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin. Among the various chemical processes for chemical pulp, the most common is the kraft process, which we use to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp that is especially well suited for manufacturing printing and writing papers, specialty papers and tissue.

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue. Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials. Many companies, including VCP, have been using the ECF and TCF methods in their production of bleached pulp. ECF and TCF are bleaching processes that do not utilize elementary chlorine and chlorine chemical compounds, respectively. These two processes have been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many manufacturers developed their own customized mix of pulp inputs known as "furnish" for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

Eucalyptus is one of many types of hardwood used to make pulp. We believe that for certain uses eucalyptus pulp is superior because of the greater consistency in the quality of its fibers and because it can improve paper's opacity, formation and printability. Eucalyptus pulp has gained wide acceptance among producers of printing and writing papers in Europe and among producers of tissue papers in North America because of its softness and absorbency. In addition, eucalyptus trees generally grow straighter and have fewer branches than most other hardwood trees. This allows for dense growth, easy harvesting and decreased need for pruning.

Paper industry overview. There are six major groups of paper products produced by the paper industry:

o   newsprint paper, used to print newspaper;

o printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

o   tissue papers, used to produce tissue, toilet papers and paper towels;

o packaging papers encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

o   cardboard; and

o   specialty papers.

We produce printing and writing papers, specialty papers, and thermal and carbonless paper, a subcategory of specialty papers.

Printing and writing papers are classified according to whether they are coated or uncoated, and whether the pulp from which they are made is chemically processed to eliminate lignin, called wood-free paper, or contains some lignin, called mechanical or wood-containing. We make uncoated and coated wood-free printing and writing paper.

Printing and writing paper is sold either in reels or in packages of pre-cut sheets, called cut-size. We sell our paper in both reels and cut-size. Reels of paper are used by manufacturers of paper products such as business forms, writing pads, packaged sheets of pre-cut paper, books and envelopes. Customers require different size reels depending on the type of machines they use. Cut-size paper is used in offices for general commercial purposes, such as photocopying and writing. There has been a general trend in recent years toward the use of standardized pre-cut sheets rather than preprinted and continuous business forms and computer paper. This trend has led many paper producers, including us, to reduce sales of reels and to integrate cutting machines in their paper mills, increasing their production of cut-size papers.

The market for paper has a large number of producers and consumers and more product differentiation than the market for pulp. Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper and paperboard have historically followed the trends of pulp prices.

The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in current exchange rates. In the second half of 1994, the international paper market tightened dramatically as accelerated economic growth in the United States and end user inventory restocking pushed demand higher despite limited capacity expansion. This tightening in the international market eased over the last several months of 1995, particularly for the commodity grades. In 1996, paper became readily available and prices started to decrease, and continued to decrease through the first quarter of 1999. Thereafter, prices for our various grades of paper have improved, reaching a peak in the first half of 2001. Thereafter, international paper prices started to decrease again but not as strongly as pulp prices decreased, due to a more consolidated and less volatile market.

Despite the domestic and international economic crises, Brazilian pulp and paper companies increased their revenues in 2002 due to the increase in sales volumes (in Brazil and abroad) and in prices in the Brazilian domestic market. Although paper prices in the international market were low, the devaluation of the real in 2002 also had the effect of increasing revenues of Brazilian paper companies.

Although it is possible that market prices for paper will further decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner, we have been minimizing these risks by shifting our focus towards higher value-added products and by achieving a better sales mix. We are also developing the flexibility to be able to allocate sales between domestic and export markets. We plan to continue to increase our productivity significantly and to further increase our productivity through the modernization of our industrial plants and through improvements in our products mix.

The Brazilian pulp and paper industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 12 to 15 years for eucalyptus trees in Portugal and Spain and 20 to 70 years for other species of hardwood trees in other regions. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.

Brazil's natural advantages in forestry make it one of the world's lowest cost producers of pulp, and in the last 20 years Brazil has become an important pulp exporter. As one of the world's lowest cost producers of pulp, Brazilian pulp producers are able to weather more favorably than other producers through periods of low pulp demand.

Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1994 and 2002, the average annual rate of paper consumption increased by 5.2% per year, reaching 6,928,000 tons in 2002. We believe that the growth potential for domestic consumption is great because per capita consumption is still low in comparison with developed countries.

In 2002, Brazil was the eleventh largest paper producer and the sixth largest pulp producer in the world. Brazil was also the second largest producer of pulp for sale (market pulp) in 2002 behind the United States and tied with Canada. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

                                                     Year ended December 31,
                                  ----------------------------------------------------------
                                     1998        1999         2000        2001       2002
                                  ----------   --------     --------   ---------  ----------
                                                      (in thousands tons)
Brazilian pulp production (1)...     6,686.9    7,209.1      7,463.3    7,412.01   8,011.5
Brazilian paper production......     6,589.3    6,953.2      7,187.8    7,437.8    7,661.2
Total pulp and paper production.    13,276.2   14,162.3     14,651.1   14,743.8   15,672.7
Total five top producers........     6,535.3    7,086.0      8,099.9    9,125.0    9,812.0
% Top five......................       49.2%      50.0%        55.3%      61.9%      62.6%

--------------------
(1) Pulp numbers represent pulp volume produced.
Source: Bracelpa.


Brazil produces both commodity grade paper, such as kraft linerboard, and more value-added paper products, such as thermal, carbonless and fiduciary paper. Brazil is self-sufficient in all types of paper, except newsprint, coated paper and certain specialty grades. The paper market is larger than the pulp market in terms of the numbers of producers, consumers and variety of products. Paper prices tend to be less volatile than prices for pulp.

Cyclical nature of world pulp prices

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. From 1985 to mid-1989, market prices for bleached hardwood kraft pulp rose steadily. Beginning in 1989, the recession in North America, Europe and Japan, combined with the startup of a number of new or expanded pulp facilities, contributed to depressed prices that continued through 1993. This decline in world pulp prices to the lowest levels in 20 years (on an inflation-adjusted basis) forced a number of pulp producers out of the market. However, international demand began to recover in late 1993, with a corresponding increase in prices.

In 1995, the international paper industry was in the second year of what is believed to be the strongest market upturn in its history. A substantial portion of the industry reported record earnings levels in 1995 due to strong demand and surging prices. Virtually all of the industry's major grades were at, or near, record price levels as a result of tight supply and intense cost pressures (particularly for non-integrated paper producers that purchase pulp and, to a lesser extent, for non-integrated pulp producers that purchase fiber).

The key supply side factor during the 1995 upturn was an abnormally low rate of capacity expansion, a consequence of the industry's poor performance during the 1989-1993 downcycle. This low rate of capacity expansion led to a rapid tightening of markets that, in turn, caused the prices to increase sharply.

By the last quarter of 1995, however, the international paper market began to show signs of strain. Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper, due to improved mill productivity and the startup of new machines, and a deceleration in end user inventory-building. By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999. In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000. After reaching a peak of around U.S.$700 per ton in the second half of 2000, market pulp prices started to fall through the third quarter of 2001 primarily due to (1) inventory accumulation,
(2) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers and (3) the scheduled production downtime by Canadian producers, followed by that of U.S. manufacturers to combat growing inventory and maintain price levels. At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and slowdown of the economy and to maintain a balance between supply and demand.

During the second half of 2001, market pulp prices were around U.S.$400 per ton. In the fourth quarter of 2001, the market pulp prices began to increase as a result of the industry-wide decline in inventory as several producers scheduled production downtime in order to reduce growing inventory and maintain price levels.

The average price for bleached eucalyptus kraft pulp, or BEKP, in 2002 was U.S.$458 per ton (CIF North Europe). Prices increased in the second quarter of 2002 and reached their highest level of U.S.$510 per ton in the third quarter of 2002. The average price for BEKP in the fourth quarter of 2002 was U.S.$470 per ton. Pulp inventories also influenced prices with Norscan inventories totaling 1,339 thousands tons in June 2002, which was their lowest level since September 2000.

In the beginning of 2003, prices started to increase primarily due to bad weather conditions in the southern part of the United States that affected market pulp production and to production curtailment in Asia caused by technical problems. The average price for BEKP in the nine months ended September 30, 2003, was U.S.$510 per ton.

The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the second quarter of 2003, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

                                                   Cash production costs
                                                   ---------------------
     Brazil.....................................         U.S.$ 142
     Indonesia..................................               225
     Sweden.....................................               313
     France.....................................               319
     Portugal...................................               342
     Spain......................................               342
     Eastern Canada.............................               294
     Finland....................................               306
     Southern U.S...............................               300
     --------------------------------
     Source:  Hawkins Wright.

                                    Business

Overview

We are one of the largest pulp and paper products companies in Latin America and the leading Brazilian producer of coated, thermal and carbonless papers in terms of volume, according to Bracelpa. We produce bleached eucalyptus pulp, which is a high quality variety of hardwood pulp. In 2002 and the nine months ended September 30, 2003, we sold approximately 40% and 51%, respectively, of our pulp production to third parties. We use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers. Exports account for a significant portion of our revenues. In 2002 and the nine months ended September 30, 2003, we sold 42% and 58%, respectively, of our pulp and paper tonnage outside Brazil.

Our total sales volume was 870,200 tons in 2000, 911,964 tons in 2001, 905,644 tons in 2002 and 835,663 tons in the nine months ended September 30, 2003. Our net revenues were U.S.$774 million in 2000, U.S.$654 million in 2001, U.S.$609 million in 2002 and U.S.$582 million in the nine months ended September 30, 2003.

In 2002, 58% of the volume and 67% of the revenues of our total sales came from the domestic market compared to 57% and 68%, respectively, in 2001 and 60% and 69, respectively, in 2000. In the nine months ended September 30, 2003, 42% of the volume and 55% of the revenues of our total sales came from the domestic market, compared to 57% and 67%, respectively for the nine months ended September 30, 2002. In the pulp market, the domestic market accounted for 24% of the sales volume and 24% of the revenues derived from pulp in 2002 and 14% of the sales volume and 14% of the revenues derived from pulp in the nine months ended September 30, 2003. In the paper market, the domestic market accounted for 77% of the sales volumes and for 79% of the revenues derived from paper in 2002 and 71% of the sales volumes and for 76% of revenues derived from paper in the nine months ended September 30, 2003.

The table below set forth the percentage of our net revenues in 2002 and the nine months ended September 30, 2003 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

                                                              Nine months ended
                              Year ended December 31, 2002    September 30, 2003
                              ----------------------------    ------------------
Sales by market
   Domestic..................           67%                            55%
   Export ...................           33%                            45%

Sales by product
   Market Pulp...............           21%                            33%
   Paper.....................           79%                            67%


In 2002, we produced 823,862 tons of eucalyptus pulp compared to 807,761 tons in 2001 and 798,517 tons in 2000. In the nine months ended September 30, 2003, we produced 823,745 tons of eucalyptus pulp compared to 596,818 tons for the nine months ended September 30, 2002. In 2002 and the nine months ended September 30, 2003, we sold 334,342 tons and 421,798 tons, respectively, of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp also increased during 2002. We sold U.S.$207 million of market pulp in 2000, U.S.$143 million in 2001, U.S.$129 million in 2002 and U.S.$192 million in the nine months ended September 30, 2003. The decrease in our market pulp revenues from 2000 to 2002 was due to a significant reduction in the average international price of pulp.

In 2002, our sales volume of paper products increased to 571,302 tons from 569,398 tons in 2001 and 529,523 tons in 2000. However, primarily due to the exchange rate variation, which reduced paper prices in U.S. dollar terms, our revenues from paper products decreased to U.S.$480 million in 2002 from U.S.$511 million in 2001 and from U.S.$567 million in 2000. In the nine months ended September 30, 2003, our sales volume of paper products decreased to 413,865 tons from 433,621 tons in the same period in 2002. Uncoated and coated printing and writing paper sales accounted for 75% of our total paper products revenues in 2002 and 75% of our total paper products revenues in the nine months ended September 30, 2003. The remainder of our revenues from paper products in 2002 and the nine months ended September 30, 2003 were made up of sales of thermal and carbonless paper, accounting for 18% and 19%, respectively, of paper sales, and sales of other specialty paper, accounting for 6% and 6%, respectively, of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our estimated market share in Brazil in 2002 was 40% for coated papers and 21% for uncoated papers. We sold 23% of our total printing and writing paper sales volume outside of Brazil in 2002. Since 1995, our production and sales of higher-margin chemical papers has been increasing both in real terms and as a proportion of our total paper production and sales.

There was a decrease in domestic market paper consumption in 2001 for the first time in the last seven years, due to the Brazilian economic slowdown resulting from domestic factors, such as the energy rationing program and external factors that contributed to local economy instability such as the Argentine crisis, high exchange rate volatility, the general global economic slowdown and the terrorist attacks in the second half of the year.

Our ownership structure

We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator Jose Ermirio de Moraes and is controlled by the Ermirio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. In 2002, pulp and paper accounted for approximately 17% of the Votorantim group's net operating revenues as measured under Brazilian corporate law accounting principles.

The following chart shows our ownership structure as of September 30, 2003:

[organizational chart]

----------------              --------------------          -----------------
     BNDESPAR                   VOTORANTIM GROUP               Public Float

33.79% preferred                 4.95% preferred             61.26% preferred
    0% voting                   100.0% voting                    0% voting
 15.1% total                     57.4% total                  27.4% total
----------------              --------------------          -----------------
       |                               |                          |
       ------------------------------------------------------------
                                       |
       ------------------------------------------------------------

                                    VCP(1)

       ------------------------------------------------------------

-----------------

(1) Our immediate parent company is Votocel Filmes Flexiveis Ltda., which is directly controlled by Votorantim Participacoes S.A., or VPAR, and which in turn is ultimately controlled by Hejoassu Administracao Ltda., which is controlled by the Moraes family.


We began our activities in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of Sao Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Industrias de Papel Simao S.A., or Papel Simao. In 1995, Celpav became a subsidiary of Papel Simao, and Papel Simao changed its name to Votorantim Celulose e Papel S.A. We later transferred our operating assets to Celpav and, in July 1999, Celpav was merged into VCP.

On November 1, 2001, we purchased 28% of the voting shares (representing
12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for U.S.$370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol "ARA." We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We financed this acquisition with a bridge loan in the amount of U.S.$370 million in 2001, which was refinanced in May 2002 with a U.S.$380 million syndicated credit agreement. The syndicated loan matures in May 2005. See "Management's discussion and analysis of financial condition and results of operations--Liqudity and capital resources--Debt." Although already consummated, our acquisition of 28% of Aracruz's voting shares remains subject to approval by the Conselho Administrativo de Defesa Economica, known as CADE, the Brazilian antitrust regulator. CADE could impose conditions on the acquisition or on our involvement with Aracruz or could require us to divest the acquisition, although we do not believe a divestiture order or any imposition of conditions is likely. We believe that the CADE approval will be forthcoming. We reduced the book value of our investment in Aracruz to market price value at December 31, 2002. The impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was determined based on the market price of U.S.$18.56 for the Aracruz ADSs on December 31, 2002, and it was charged directly to our statement of income.

In February 2003, Arapar S.A. and Lorentzen Empreendimentos S.A. collectively Grupo Lorentzen, on the one hand, and SODEPA, on the other hand, as shareholders of Aracruz, entered into an agreement pursuant to which each party agreed not to sell its shareholding in Aracruz without the consent of the other.

As of September 30, 2003, we had a 50% stake in each of Voto-Votorantim I and Voto-Votorantim II. We also had three wholly owned subsidiaries, VCP Terminais Portuarios S.A., VCP Exportadora and VCP Florestal. In April 2001, we incorporated VCP Exportadora as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark, which was used to acquire our interest in Aracruz.

In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively.

In January 2002, we incorporated VCP Florestal, which assumed all of the assets and liabilities relating to our forestry operations. In March 2002, we incorporated VCP Overseas Holding KfT, or Overseas Holding, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curacao.

The following chart shows our corporate structure based on our total shareholding as of September 30, 2003:

[organizational chart]

                                       ==============================================

                                              Votorantim Celulose e Papel S.A.

                                       ==============================================
                                                             |
         -------------------------------------------------------------------------------------------
        |                             |            |         |                   |                  |
        |                             | 100%       |         | 20%               | 100%             |
        |                   ---------------------  |  ----------------  ---------------------       |     --------------------------
        |100%                 VCP Florestal S.A.   |    Pakprint S.A.     VCP Term Port S.A.        | 50%  Voto-Votorantim Overseas
        |                                          |                                                |----   Trading Operations N.V.
        |                   ---------------------  |  ----------------  ---------------------       |     --------------------------
        |                                          |                                                |
        |                                          |                                                |
-------------------         ---------------------  |                                                |     --------------------------
                                                   |                                                | 50%  Voto-Votorantim Overseas
 VCP Exportadora     100%   St. Helen Holding III  |                                                 ----   Trading Operations II
Participacoes S.A. --------         Ltd.           |                                                                Limited
                                                   |                                                      --------------------------
-------------------         ---------------------  | 3%
        |                                          |
        |                                -----------------------          --------------------------
        |                           97%           Normus           100%
        |-------------------------------    Empreendimentos e   ---------- VCP Overseas Holding KFT
        |                                   Participacoes Ltda
        |                                -----------------------          --------------------------
        |
        |                                -----------------------          --------------------------
        |                          100%                            100%
        |-------------------------------  Newark Financial Inc. ---------- VCP North America Inc.
        |                                                          |
        |                                -----------------------   |      --------------------------
        |                                                          |      --------------------------
        |                   -------------------------              |100%
        |                                                          |------   VCP Trading N.V.
        |------------------- VCP Export Finance Inc.               |
                                                                   |      --------------------------
                            -------------------------              |      --------------------------
                                                                   |12.35%
                                                                    ------  Aracruz Celulose S.A.

                                                                          --------------------------


Our strengths

We have established our position in the Brazilian pulp and paper industry building on the following competitive strengths:

o We are a low-cost producer of pulp. We are one of the world's lowest-cost producers of pulp. In 2002 and the nine months ended September 30, 2003, our pulp cash production cost per ton was U.S.$128 and U.S.$156, respectively. Cash production cost consists of total production costs less depreciation and depletion. Several factors account for this, including:

    Short harvest cycles. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years, while harvest cycles for eucalyptus trees in Portugal and Spain range from 12 to 15 years and harvest cycles for other species of hardwood trees in other regions range from 20 to 70 years. This short harvest cycle increases our forest yield, reduces the amount of timberland needed to supply our wood requirements, and reduces our production costs.

    Use of cloning technology. We also use cloning methods, which allow for greater uniformity and ease in terms of planting, tree growth and felling, stacking and transportation. As a result, our forest productivity increased from 30 cubic meters per hectare per year in 1987 to 45-50 cubic meters per hectare per year in 2002, which is comparable to, or greater than, the results achieved by our domestic and international competitors.

    Low transportation costs. We are headquartered in the city of Sao Paulo and our four production facilities are located in the state of Sao Paulo, which is the largest consumer market in Brazil. The forests are located an average distance of 310 kilometers from our pulp mills. For our pulp and paper exports, we use the port facilities at Santos, in the state of Sao Paulo, which is located an average distance of 200 kilometers from our mill facilities and is equipped with a modern system for transportation and shipment of freight which facilitates the shipment of pulp and paper products to the international market and reduces the cost of exports. Since 1997, we have had our own private terminal at the port of Santos for pulp and paper exports for which we have a 10-year operating concession renewable for another 10 years. Recently, anticipating the future increases in pulp exports due to the ongoing Jacarei expansion, we expanded the total area of our terminal at the Port of Santos, also increasing its warehouse capacity by 48%.

    Low energy costs. We generate approximately 54% of our power requirements for the pulp and paper process primarily from recycling by-products from the pulp production process. This results in substantial savings compared to purchasing energy in the open market. Of the remaining 46%, 20% is bought in the open market and 12% comes from non-renewable fuels like fossil fuels (oil, coal and gas) and 14% comes from renewable fuels like biomass. Recovery boilers recycle substantially all of the chemicals used in the pulp production process.

o We have an effective sales and distribution network. Our internal sales personnel handles most of our domestic pulp sales and domestic paper sales to larger clients. In addition, we distribute our paper products throughout Brazil through KSR, our paper distribution division. Currently, KSR distributes approximately 18% of our paper products destined for the domestic market, making KSR the largest paper distributor in Brazil. KSR's distribution network consists of 32 branch offices strategically located in Brazil and a workforce composed of 100 independent sales agents. KSR also inaugurated its e-commerce portal in January 2001 which enables customers to make purchases online.

o We have a professional, proven and experienced management team that takes advantage of developments in information technology. Our management team is comprised of seasoned industry professionals who have experience operating through multiple business cycles in the pulp and paper industry. Our management team has been at the forefront of the Brazilian pulp and paper industry in taking advantage of information technology in all aspects of our business, from forestry operations and manufacturing to information systems. We have upgraded our management software in 2000 in order to better integrate our day-to-day operations, facilitate decision making and reduce inefficiencies. Our integrated information systems link our operations from production to managerial functions.

Our strategy

We intend to focus on steady and sustained growth, building on our competitive strengths in order to become a leader in the international pulp market and to maintain our leadership in the Brazilian coated paper market. The principal components of our strategy are to:

o   expand our presence in the international pulp market;

o maintain our leadership position in the growing Brazilian market for coated, thermal and carbonless papers;

o   continue to shift our paper sales mix toward higher margin products;

o   increase operating efficiencies; and

o expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2002 we sold approximately 76% of our market pulp tonnage outside of Brazil, respectively, compared to 2% when we began exporting in 1996. In the nine months ended September 30, 2003, we sold approximately 86% of our market pulp tonnage outside Brazil. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz in 2001 and our Jacarei expansion in 2002 reinforce our presence in the international pulp market.

Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

We are currently a market leader for coated, thermal and carbonless papers in Brazil with a 37%, 97% and 74% market share, respectively. We are also one of the market leaders for uncoated printing and writing paper, with a 20% market share in Brazil. We expect domestic demand to grow significantly along with the expected growth in the economy of Brazil over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and high-resolution printing and is targeted at small businesses and home offices. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs.

Continue to shift our paper sales mix toward higher margin products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 46% of our net paper sales in 2002, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area, Oji Paper, which allows us to benefit from Oji Paper's technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real from January 1999 through 2002. In the nine months ended September 30, 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar. We plan to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar. We also will continue to work closely with our customers to develop new products.

Increase operating efficiencies

We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit. We intend to continue to:

o focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

o invest significant resources in harvesting equipment, production facilities and advanced information technology;

o focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

o   improve information flow to facilitate decision-making.

Expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

We intend to further increase our production capacity through both the expansion of existing facilities (including the Jacarei expansion) and strategic acquisitions.

The Jacarei expansion has increased the annual pulp production capacity at the Jacarei mill by approximately 570,000 tons. For a more complete description of the Jacarei expansion, see "--Jacarei expansion."

Between 1994 and 2002, the average annual rate of paper consumption in Brazil increased by 5.2% per year. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We increased our pulp production capacity through our U.S.$490 million expansion project at our Jacarei mill to a production capacity of 1.42 million tons annually. As of September 30, 2003, we have disbursed U.S.$460 million in this project, which is currently fully operational. We also closely monitor developments in the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

Our products

We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell hardwood bleached market pulp, both to the Brazilian domestic market and to the export market outside Brazil. We produce coated and uncoated printing and writing paper, carbonless, thermal and other specialty papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown of our sales revenues for the periods indicated:


                                                                              Nine months ended
                                                Year ended December 31,         September 30,
                                             -----------------------------   ------------------
                                              2000      2001       2002       2002        2003
                                             ------    ------     ------     ------      ------
Market Pulp................................    27%       22%        21%        20%         33%
Paper:
     Printing and writing..................    54%       59%        60%        60%         50%
     Thermal and carbonless................    12%       13%        14%        14%         13%
     Other specialty papers................     7%        6%         5%         6%          4%

Pulp

Production

The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2000, 2001 and 2002:

                                                                                                            Nine months ended
                                                                  Year ended December 31,                      September 30,
                                                      ----------------------------------------------  -----------------------------
                                                          2000             2001           2002            2002             2003
                                                      ------------      ----------     ----------      ----------       -----------
VCP's production (in tons) .........................     798,917          807,761        823,162          596,818         823,745
Total Brazilian production (in tons) ...............   5,539,258        5,500,118      6,018,581        5,853,562       6,751,967
VCP's production as percentage of total Brazilian
     production ....................................       14.4%            14.7%          13.7%            10.2%           12.2%

---------------
Sources:  Bracelpa and VCP.


Sales

In 2002 and the nine months ended September 30, 2003, we sold 334,342 tons and 421,798 tons, respectively, of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 16% and 15% share of the Brazilian domestic market for bleached hardwood pulp in 2002 and the nine months ended September

30, 2003, respectively. In recent years, however, we have sought to increase significantly our sales of market pulp outside of Brazil. In 2002 and the nine months ended September 30, 2002, approximately 76% and 86%, respectively, of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our net sales of pulp to the export market by geographic region for the periods indicated:

                                                                                                     Nine months ended
                                              Year ended December 31,                                  September 30,
                    -------------------------------------------------------------------  -------------------------------------------
                           2000                    2001                    2002                  2002                  2003
                    ---------------------  ---------------------  ---------------------  ---------------------  --------------------
                      Tons    % of Total     Tons    % of Total     Tons    % of Total     Tons    % of Total     Tons   % of Total
                    -------- ------------  -------- ------------  -------- ------------  -------- ------------  -------- -----------

North America......  88,903      37.0%       98,590     38.3%      103,736     41.1%       88,088      48.2%      60,775     16.7%

Latin America(1)...      --        --            --       --            --       --            --        --           --       --

Europe............. 115,333      48.0        97,263     37.8       108,520     42.9        79,511      43.5      174,960     48.0

Asia...............  36,042      15.0        61,655     23.9        40,323     15.9        15,051       8.2      127,990     35.2

Africa.............      --        --            --       --            65      0.1            --        --          339      0.1
                    -------     -----       -------    -----       -------    -----      --------     ------     -------    -----
Total Exports...... 240,278     100.0%      257,508    100.0%      252,644    100.0%      182,650     100.0%     364,064    100.0%
                    =======     =====       =======    =====       =======    =====      ========     ======     =======    =====

------------------
(1) Excluding Brazil.



In 2002, Fabrica de Papel Santa Therezinha S.A. and Arjo Wiggins Ltda. were our largest domestic customers of pulp, and Kimberly-Clark Corporation, M-real and Georgia-Pacific were our largest customers of pulp outside of Brazil. Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in July 2003 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for BEKP is 4.7% per year from 2002 to 2007, while the total white pulp (including BEKP) projected average growth is 1.9% per year in the same period.

We have long-term sales contracts with substantially all of our customers in the domestic and the export markets. These contracts generally provide for the sale of our market pulp at prices we announce each month. These prices may vary among the different geographic areas where our customers are located. Usually the price arrangements under our long-term contracts are consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers. The sales contracts provide for early termination in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration.

Paper

Our paper products can be divided into three major categories:

o   coated and uncoated printing and writing papers;

o   carbonless and thermal papers; and

o   other specialty papers.

The production and sale of printing and writing papers is our major line of paper business, accounting for approximately 75% of our total net paper sales and 97% of our paper exports in 2002 and 75% of our total net paper sales and 97% of our paper exports in the nine months ended September 30, 2003. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product                                                        Description                           Facility
-------                                                        -----------                           --------
Coated printing and writing paper.........  Coated free sheet paper used for labels,                 Jacarei
                                            self-adhesive, flexible packaging markets and            Piracicaba
                                            publishing sector (magazine, book and catalogue)
                                            inserts, brochures and other publications; pioneer
                                            line of coated cut-size paper for small/home office
                                            market designed for printing of high-resolution and
                                            high-quality images; coated paper to be used on
                                            labels for plastic PET soft drink packaging.

Uncoated printing and writing paper.......  Uncoated free sheet paper in reels, sheets and           Luiz Antonio
                                            cut-size designed for maximum performance in             Jacarei
                                            photocopying machines and laser and inkjet
                                            printers, and alkaline offset paper.

Carbonless paper..........................  Used to produce multi-copy forms for credit card        Piracicaba
                                            receipts, invoices and other applications in place
                                            of traditional carbon paper.

Thermal paper.............................  Traditionally used in fax machines; new                 Piracicaba
                                            applications include supermarket receipts, bar code
                                            labels, toll tickets, water and gas bills and
                                            receipts for ATMs and credit card machines.

Other specialty papers....................  Our specialty papers include art paper for              Mogi das Cruzes
                                            catalogues, folders, letters, envelopes, etc.

---------------
Source:  VCP.


Production

Production of paper is a multi-stage process, which begins with the production of its principal raw material, pulp, from wood. Throughout the production process from wood to paper, various pulp and paper products are produced that may be converted by us into value-added products or sold.

We employ advanced, automated harvesting equipment in our forests. On easily accessible terrain, the harvesting process involves a feller-buncher that cuts and gathers a number of trees and lays them in bundles in the forest. Branches are removed by advanced equipment. A skidder then carries the trees to a track area, where a log cutter removes the tops, cuts the trees into logs and loads the logs on trucks for transportation to the mill. On difficult terrain, a harvester cuts, de-limbs and debarks the trees, then cuts them into logs and stacks them in bundles in the forest. A forwarder carries the bundles to a loading area, where a loader loads the logs on trucks for transportation to the mill. Recently, we acquired a simulator to train harvest equipment operators, which lowers the number of hours dedicated to employee training, in addition to reducing equipment-operating time.

The logs are transported by truck from the forests. The logs are then taken by conveyor belt to be debarked and chipped. The chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood. The removed lignin is used as fuel for the pulp mill.

In 2001, we introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these new chipping machines, we are able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 30% of the wood required for the Jacarei mill is supplied in the form of chips directly from the forest.

The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the bleaching process. All of the phases in the pulp production process that have reduced amounts of chlorine create effluents, which are sent to an effluent treatment station, where approximately 90% of the organic charge is removed.

To produce printing and writing paper, we use 100% short-fiber eucalyptus bleached pulp. Once in the paper mill, the pulp is sent to refiners, which increases the level of resistance of the fibers for the production of specific grades of paper. Certain materials are then added to the refined pulp to strengthen and improve the quality of the paper. These additives include synthetic sizing and precipitated calcium carbonate (the alkaline process). The mixture is pumped to the paper machine where the paper is pressed and dried. Finally, the resulting paper is sent to be finished in accordance with client specifications.

The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the years ended December 31, 2000, 2001 and 2002:

                                                                           Year ended December 31,
                                                         --------------------------------------------------------
                                                             2000                 2001                 2002
                                                         -------------        -------------        -------------
VCP's production (in tons).............................      535,340              551,400              570,696
Total Brazilian production (in tons)...................    7,115,513            7,437,767            7,661,184
VCP's production as percentage of total Brazilian
    production.........................................          7.5%                 7.4%                 7.4%

---------------------------
Sources:  Bracelpa and VCP.

Printing and Writing Paper. According to Bracelpa, in 2002, we were Brazil's second largest producer of uncoated wood-free printing and writing paper, and we ranked first in coated paper production. During 2002, we produced 501,174 tons of printing and writing paper consisting of approximately 372,814 tons of uncoated and 128,360 tons of coated paper. In the nine months ended September 30, 2003, we produced 377,095 tons of printing and writing paper consisting of approximately 293,529 tons of uncoated paper and 83,566 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We currently have estimated domestic market shares of 37% and 20% in the coated and uncoated printing and writing markets, respectively.

The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the years ended December 31, 2000, 2001 and 2002:

                                                                      Year ended December 31,
                                                       -------------------------------------------------------
                                                           2000                 2001                  2002
                                                       -------------        -------------        -------------
  VCP's production (in tons).........................      474,455              488,400              501,174
      Uncoated paper (in tons).......................      363,835              358,200              372,814
      Coated paper (in tons).........................      110,620              130,200              128,360
  Total Brazilian production (in tons)...............    2,099,593            2,150,364            2,163,201
  VCP's percentage of Brazilian production...........        22.6%                22.7%                23.1%

---------------
Sources:  Bracelpa and VCP.

Carbonless and Thermal Papers. In 2002 and the nine months ended September 30, 2003, we manufactured 55,612 and 41,953 tons, respectively, of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

We developed our thermal and carbonless paper products through technological agreements with Oji Paper, a market leader for carbonless and thermal papers. We entered into a technical assistance agreement with Oji Paper in 1994 pursuant to which Oji Paper provided assistance in the design, engineering and construction of the coater used in the manufacture of our carbonless and thermal paper at the Piracicaba mill.

In addition, we entered into a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in each of the years ended December 31, 2002, 2001, and 2000 was approximately U.S.$1 million in each year. The technology transfer agreement will expire in October 2004, and we intend to renew it. Although we have no reason to believe that Oji Paper will not agree to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so.

Other Specialty Papers. We are one of the largest producers of specialty papers in Latin America. In 2002 and the nine months ended September 30, 2003, we produced 13,910 tons and 10,603 tons, respectively, of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total and our total production as a percentage of the total Brazilian production of such products for the years ended December 31, 2000, 2001 and 2002:

                                                          Year ended December 31,
                                                    -----------------------------------
                                                       2000         2001         2002
                                                    ---------    ---------    ---------

  VCP's carbonless paper production (in tons)....    37,132       40,281       43,398
  VCP's thermal paper production (in tons).......    10,346       11,139       12,214
  VCP's other specialty paper production (in
  tons)..........................................    13,405       11,550       13,910
                                                    -------      -------      -------
         Total (in tons).........................    60,883       62,970       69,522
                                                    =======      =======      =======
  Brazilian production (in tons).................   171,531      169,460      179,033
  VCP's production as percentage of total
      Brazilian production.......................     35.5%        37.2%        38.8%

---------------
Sources:  Bracelpa and VCP.

Sales

We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region for the periods indicated:

                                                                                                    Nine months ended
                                                                                                      September 30,
                                                                                         ----------------------------------------
                                  2000                2001                  2002                2002                  2003
                           ------------------  -------------------  -------------------  -------------------  -------------------
                            Tons   % of Total   Tons    % of Total   Tons    % of Total   Tons    % of Total   Tons    % of Total
                           ------- ----------  -------  ----------  -------  ----------  -------  ----------  -------  ----------
North America.............  14,706     14.0%    49,802     37.6%     47,791     36.2%     39,450     36.9%     40,070      33.1%
Latin America(1)..........  43,069     41.0     40,302     30.4      32,618     24.7      26,745     25.0      23,909      19.7
Europe....................  35,716     34.0     34,599     26.1      34,674     26.3      29,300     27.4      35,687      29.5
Middle East/Asia/Africa/
   Other..................  11,555     11.0      7,801      5.9      16,760     12.8      11,370     10.6      21,458      17.7
                           ------- ----------  -------  ----------  -------  ----------  -------  ----------  -------  ----------
       Total Exports...... 105,046    100.0%   132,504    100.0%    131,843    100.0%    106,865    100.0%    121,125     100.0%
                           ======= ==========  =======  ==========  =======  ==========  =======  ==========  =======  ==========

---------------
(1) Excluding Brazil.

The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:


                                                                   Year ended December 31,
                                                           -----------------------------------
                                                             2000          2001          2002
                                                           -------       -------       -------
VCP's carbonless and thermal paper sales (in tons)...       49,061        52,446        55,335
VCP's other specialty paper sales(1) (in tons).......       37,381        28,388        30,673
                                                           -------       -------       -------
Total (in tons)......................................       86,442        80,834        86,008
                                                           =======       =======       =======
Brazilian market (in tons)...........................      154,812       152,185       163,843
VCP's percentage of Brazilian market.................        55.8%         53.1%        52.5%

----------------------

(1) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

Sources:  Bracelpa and VCP.

Printing and writing paper represents the largest category of paper exports from Brazil. In 2002 and the nine months ended September 30, 2003, we exported 129,876 tons and 120,639 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

                                                                                                         Nine months ended
                                                              Year ended December 31,                       September 30,
                                                       -----------------------------------------     ----------------------------
                                                           2000            2001          2002            2002           2003
                                                       ------------    -----------   -----------     -----------   --------------
VCP's exports (in tons)..............................      105,046        131,749       129,876         105,266       120,639
Brazilian exports (in tons)..........................      589,740        623,671       623,436         482,713       553,921
VCP's percentage of Brazilian exports................        17.8%          21.1%         20.8%           21.8%         21.8%
VCP's domestic sales (in tons).......................      337,340        356,059       353,451         262,854       229,399
Brazilian market (in tons)...........................    1,457,190      1,471,781     1,509,385       1,105,125     1,029,571
VCP's percentage of Brazilian market.................        23.2%          24.2%         23.4%           23.8%         22.3%

-----------------------
Sources:  Bracelpa and VCP.


The customer base for our paper products is very diversified. None of our customers individually accounted for more than 10% of our domestic or international sales of paper products in 2002 and the nine months ended September 30, 2003, except, in the case of 2002, for Votorantrade N.V., a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products. See note 12 to our audited consolidated financial statements.

Our production facilities and distribution division

Introduction

All of our forests and production facilities are located in the state of Sao Paulo. The state of Sao Paulo accounts for more than 33% of Brazil's gross domestic product, and is home to most of the domestic consumers of pulp and paper products. Our forests are located an average of 310 kilometers from our pulp mills, and our facilities are located an average of 200 kilometers from Santos, which is the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

We own and operate two mills that produce both pulp and paper and two mills that produce only paper. As part of the Jacarei expansion, we purchased 6,685 hectares of land in 2002 for forestry. At December 31, 2002, our aggregate nominal pulp production capacity was 850,000 tons per year and our nominal paper production capacity was 655,000 tons per year. Through the expansion, we increased our annual installed capacity to 1.42 million tons annually. The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2002:

                                           Distance from                         Pulp/Paper
                                          forest (pulp) or   Distance from        capacity
Facility                    Pulp/Paper   pulp mill (paper)   port of Santos     (tons/year)          Major products
--------                    ----------   -----------------   --------------     -----------          --------------
Jacarei (1)..............  Pulp/Paper          420 km            150 km      1,050,000/175,000   Uncoated printing and
                                                                                                 writing paper; coated
                                                                                                 printing and writing
                                                                                                 paper

Luiz Antonio.............  Pulp/Paper          200 km            380 km       370,000/310,000    Uncoated printing and
                                                                                                 writing paper;
                                                                                                 offset, copier, laser
                                                                                                 printing and inkjet
                                                                                                 paper

Piracicaba...............  Paper               150 km            200 km           150,000        Thermal and
                                                                                                 carbonless paper;
                                                                                                 coated printing and
                                                                                                 writing paper

Mogi das Cruzes..........  Paper               50 km             100 km            20,000        Label paper; finish
                                                                                                 foil; soap wrapping
                                                                                                 board; light
                                                                                                 cardboard and other
                                                                                                 specialty papers

-----------------
Source:  VCP.
(1) Including the Jacarei expansion.


Eucalyptus forests

We obtain a majority of our wood from approximately 168,000 hectares of land located in the state of Sao Paulo. We own approximately 65% of this land with the remaining 35% leased from third parties of which 61% are other companies of the Votorantim group. See "Transactions with related parties." While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills. In the year ended December 31, 2002 and in the nine months ended September 30, 2003, we purchased approximately 23% and 27% of our wood from those third parties, respectively.

As of September 30, 2003, we owned or leased approximately 150 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 310 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills. Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation. Of the 168,000 hectares of land from which we obtain our wood supplies approximately 65% consists of planted eucalyptus forest, approximately 30% is reserved for preservation and the remainder is used for other activities.

While the dispersion of our woodland entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers and a fleet of 13 fire engines, all of which are manned by members of our fire-fighting teams. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost effective. We therefore assume all risks of loss from fire and other casualties. In addition, we annually treat certain of our forests to prevent tree destruction by ants. We have never suffered a material loss from either fire or disease in forests that we harvest.

In 2002, we planted approximately 15,000 hectares of eucalyptus as part of our reforestation efforts. We grew approximately 35 million seedlings at our nurseries, all of which were planted in our forests or supplied to the tree-farm project. New forests used to supply the Luiz Antonio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacarei mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year. One of the most important factors with respect to yield is the climate of



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the forests. We believe that the state of Sao Paulo provides an excellent climate for growing eucalyptus trees, with ample amounts of both sun and rain. Eucalyptus trees grow to an average height of approximately 76 feet in seven years, at which time they are harvested.

To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as "vegetative propagation," to carry out the planting of our eucalyptus trees. In 2002, approximately 95% of our planting activities were conducted through vegetative propagation, with the remaining 5% conducted using seeds. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and "self-pruning" trees with fewer branches. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.

Jacarei expansion

The recently completed expansion of our Jacarei plant, which cost approximately U.S.$490 million has increased our annual pulp production capacity by approximately 570,000 tons, or 67%. Our total pulp production capacity increased from 850,000 to 1.42 million tons per year. The project is currently fully operational. The new processes use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. The additional pulp production is being sold primarily outside of Brazil.

As of September 30, 2003, we had disbursed U.S.$460 million in the Jacarei expansion, including approximately U.S.$150 million that we borrowed from BNDES. We expect to spend another U.S.$12 million to complete this project, which we intend to finance from internal sources. The project involved the construction of a new woodyard, which was completed in 2001, and the following, all of which were completed in 2002:

    o    improvement of the cooking and washing process;

    o    installation of a new fiber line;

    o    installation of a new pulp drier;

    o    installation of a new liquor recovery system (including a new boiler);
         and

    o    addition of a new effluent treatment system.

Raw materials

Wood

Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality in producing ECF pulp and VCF pulp.

We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees in Brazil are among the fastest growing trees in the world. Climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years as compared to harvest rotations of approximately 12 years in Spain, Portugal and Chile and up to 20 years in the southern United States. The optimal time to harvest our trees is approximately seven years from the time of planting.


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Energy and chemicals

We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, bark and scraps, fuel, oil and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing power in the open market. We generate approximately 51% of our energy requirements for the pulp and paper production process internally, of which 90% is from renewable fuels, such as biomass and black liquor, and 10% is from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

We purchase approximately 49% of our energy requirements from concessionaires, including CPFL--Companhia Paulista de Forca e Luz (for the Luiz Antonio and Piracicaba facilities), Bandeirante (for the Jacarei and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. Approximately 45% of the voting shares of CPFL are indirectly owned by VBC, a joint venture that is 33% owned by VPAR, our shareholder. We believe our low dependence on external supplies of energy represents a strategic business advantage. In addition, in 2001, the auxiliary boilers at the mills in Jacarei, Piracicaba and Mogi das Cruzes, which previously burned fuel oil, began to burn natural gas as well. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. As a result, we have increasingly used the elementary chlorine-free method, or ECF, which uses a reduced amount of chlorine, and the total chlorine-free method, or TCF, in our production of pulp. ECF and TCF are bleaching processes that do not utilize elementary chlorine and chlorine chemical compounds, respectively. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF pulp, which utilizes a smaller amount of chlorine chemical compound than the ECF process, but is not as costly as the TCF process. In 2002, approximately 80% of our pulp was produced without the use of elementary chlorine. As of January 2003, 100% of our pulp was produced without the use of the elementary chlorine.

At December 31, 2002, we had take-or-pay contracts with suppliers of chemical products for terms ranging from ten to fifteen years. The contractual obligations under those contracts are in an aggregate amount of U.S.$38 million per year.

Water

We require about 40 cubic meters of water per ton of pulp. Water cost was not a significant component of our total cost of raw material in 2002. We get our water from several rivers in the state of Sao Paulo, Brazil, including the Paraiba do Sul, Piracicaba and Mogi Guacu. We believe our water supplies are currently adequate and that, while the Jacarei expansion will increase our water needs, our water consumption per ton will be lower because of that facility's use of more modern technology.

Beginning 2003, the Brazilian government has imposed tariffs on the industrial use of river water. We believe that the imposition of such tariffs will not have a significant impact on our production costs. For the Paraiba do Sul river, which is located near the Jacarei mill, the levying of tariffs related to water consumption started in the beginning of 2003. The levying of tariffs for water consumption from other rivers that we use is likely to start in the next two years.

Transportation

We use trucks that are owned and operated by independent contractors to transport wood from our forests to our production facilities. Our forests are located an average distance of 310 kilometers from our pulp mills. We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos. Santos is located on the coast of



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the state of Sao Paulo approximately 380 kilometers from the Luiz Antonio mill and 150 kilometers from the Jacarei mill.

In 1998, we obtained a concession from the state government of Sao Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port. This lease is non-cancellable during the initial period and, if not renewed, will expire in September 2007. The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our expense for this lease in each of 2002, 2001 and 2000 was approximately U.S.$0.1 million, and future annual lease payments under the CODESP lease will also be approximately U.S.$0.1 million per year. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacarei expansion. This expanded our total warehouse area in Santos to 12,520 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

In September 2002, we signed a contract with MRS Logistica S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacarei plant to the port of Santos to transport wood to the Jacarei plant and to transport pulp to the port of Santos from the Jacarei plant. We expect that the private railway will help reduce transportation costs for the Jacarei plant. As part of our agreement with MRS, MRS was responsible for the reconstruction of the 27-kilometer railway, while we were responsible for the construction of the building of terminals inside the Jacarei plant and at the port of Santos and for the acquisition of new cars to be used for transportation. This investment is estimated to be approximately U.S.$6 million. We were responsible for 50% of the costs incurred by MRS in relation to this investment, which has been completed. The agreement also requires the transportation of a minimum tonnage, equivalent to U.S.$3 million per year, over a ten-year period.

Marketing and distribution

We sell our pulp and paper products in both the domestic and export markets. In 2002 and the nine months ended September 30, 2003, approximately 76% and 86%, respectively, of our sales volume of market pulp and 23% and 29%, respectively, of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 71 employees operating throughout Brazil. In addition, 295 employees (including 100 independent sales agents) are assigned to KSR, which is our paper distribution division.

Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer's specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See "Management's discussion and analysis of financial condition and results of operations--Research and development, patents and licenses, etc." for a detailed description of our technology upgrades in the area of customer relationships.

Information technology has been one of our high-priority areas. In 2000, in order to provide support for our organizational restructuring and a new stage of growth, we upgraded our SAP R/3 management software to a more modern version available on the market. This investment further integrated our day-to-day operations and added new functions, including e-business projects, which have allowed us to pursue Internet activities.

In 2002, we completed the implementation of a new management information technology system. This system uses a SAP database to monitor in real time our business performance in conjunction with certain external industry indicators. We believe that this system has enabled our management to identify financial risks and measure operational performance against our strategic objectives.

In addition, we have created several online portals for the distribution of our products and we participate in the industry portal, Pakprint, together with Klabin, International Paper, Suzano/Bahia Sul and Ripasa, which allows customers to purchase our products and track their orders via an online marketplace.


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Pulp

Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Industrias Klabin de Celulose e Papel S.A., or Klabin, and Fabrica de Papel Santa Therezinha S.A. In addition, due to the expansion of the Jacarei facility, we will be selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos, and we have contracted with local agents abroad to sell this market pulp in the international market.

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In April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary, which was formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper, and that we maintain our position as a leader for coated paper in our regional market. In addition to being an important component of our growth, VCP Exportadora and its subsidiaries play an important role in establishing direct relationships with our customers worldwide. We also expect to incorporate or use subsidiaries abroad that will provide better access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil. Currently, our pulp and paper products are distributed overseas through VCP Overseas, and Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora, VCP North America and VCP Trading.

Paper

In 2002 and the nine months ended September 30, 2003, approximately 77% and 71%, respectively, of paper sales volume and 79% and 66%, respectively, of our net revenues derived from paper came from the domestic market. We sell 18% of our paper products through KSR. Domestically, KSR's distribution network consists of 32 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 100 independent sales agents. In 2002, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 22% of the distribution sales. Through KSR, we sell our paper products to approximately 25,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2002, through KSR we had net revenues of U.S.$79 million, representing 19% of our total consolidated paper sales in the domestic market.

Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this prospectus, we have referred to our credit sales as the "non-vendor program."

The vendor program is available to some of our domestic customers, and approximately 17% of our domestic sales in 2002 were made by this method. Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers' purchases.

A customer applying for the vendor program must first be approved by us. If we determine that the customer is creditworthy, the customer enters into a standard-form agreement with the bank that is providing the financing, which is guaranteed by us. The bank then forwards to us an amount of money equal to the purchase price of the products sold. The standard-form agreement into which the customer enters with a bank specifies loan repayment terms that are generally more favorable than prevailing market rates because the customer receives the benefit of our financial strength through our guarantee. We guarantee full repayment of the loan and, in the event of a customer default, the bank charges our cash account for the principal amount of the loan, plus interest, 15 days after the due date of the loan. We closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. If we are called to settle the obligation with the bank, we pursue the customer through legal proceedings for final settlement of amounts due to us. The accounting and management controls exercised over these "receivables" are no different from our systems in place to monitor our direct receivables due from direct sales customers. We consider this vendor program to be an important component of our sales and marketing efforts



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and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

Additional tax benefits arise under this facility because the interest charged by the bank to the customer is not subject to the sales taxes that would otherwise accrue had we incorporated the finance charges into the sales value and billed the amount directly to our customer.

Prior to October 1999, all of our customers that had good credit were allowed to purchase inventory on credit using either the vendor program or our payment terms. We reviewed the customers' payment history to determine how much credit we would extend to each customer, but, generally, the program was available to any customer that had an available credit limit and a good payment history with us. Sales made under the vendor program were on the same terms as the cash price offered to that customer. It was typically up to the customer to decide whether to pay cash, use the vendor program, or agree to the payment terms established by us.

Under the terms of our vendor program, the maximum allowable term for payment is generally 180 days though in the case of a few customers, we extend the term to 360 days. The terms of the vendor program depend on the customer's credit rating, which is based on our own internal credit review.

We estimate that for 2000, 2001 and 2002, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 21%, respectively, of total domestic sales value) obtained our guarantee for their loans. At December 31, 2002, we had 11 customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$4 million. Our vendor program exposure was U.S.$39 million at September 30, 2003, U.S.$61 million at December 31, 2001 and U.S.$38 million at December 31, 2002.

In October 1999, as part of our credit risk policies, we introduced more stringent credit risk criteria for the selection of customers to which we sell through the "vendor program." The selection criteria were established based on an internal credit score ranking (general and financial credit risk evaluation criteria). Once we receive and fill a sales order, we contact one of five banks with which we operate, and the bank arranges the terms and conditions of payment with the customer. Since the implementation of this policy, we have reduced the customers to which we extend the vendor program from approximately 200 customers to approximately 57 customers. This reduction was made due to the decline in bank charges and interest spreads (charged to customers by the banks) in Brazil and the resulting decrease in bank financing costs available directly to our customers.

Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. In 2002 and the nine months ended September 30, 2003, we recovered 100% of the amounts we paid under guarantees.

We also extend credit to our customers through our own program (the non-vendor program). Customers with good credit are allowed to use either the vendor or the non-vendor program. In 2002 and the nine months ended September 30, 2003, 21% and 17%, respectively, of the total domestic sales were made through the vendor program. In addition, 79% and 83% of the total domestic sales in 2002 and the nine months ended September 30, 2003, respectively, were made under cash sales or the non-vendor sales program. The quality of the vendor receivables and the non-vendor receivables was the same under both programs, and we bore the same risk with respect to both types of receivables.

Our customers who make purchases using credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sales price. The finance charges are recognized over the payment period and are included in financial income.

We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program. To mitigate this risk, we continuously monitor the receivables under both programs and periodically update our assessment of each customer. In addition, we continuously evaluate both vendor program receivables and our receivables for collectibility.


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Competition

The international markets for pulp and paper products are highly competitive and involve a large number of producers worldwide. As an integrated pulp and paper producer, we compete not only with other integrated pulp and paper producers but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do. Our production levels have been, and will continue to be, small by comparison to overall world pulp and paper production, and the prices for our products will depend on prevailing world prices and other factors.

Based on 2002 net revenues of Brazilian pulp and/or paper producers, we were the fourth largest Brazilian producer, behind Klabin, Cia. Suzano de Papel e Celulose S.A., or Suzano, and Aracruz. In the domestic market, with respect to market pulp, we had the second largest Brazilian market share in terms of volume behind Lwarcel Celulose e Papel S.A. with 91,000 tons.

According to Bracelpa, with respect to writing and printing paper, we were the second largest Brazilian producer in 2002 in terms of volume, producing more than Suzano, Ripasa Papel e Celulose and Bahia Sul, but less than International Paper. In addition, in 2002, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We had a leadership position in 2002 in coated paper in Brazil with a 40% market share followed by Suzano with a 22% market share. Our main competitors in carbonless and thermal paper are located outside of Brazil.

On July 2, 2003, Aracruz announced the closing of its purchase from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda. all shares of capital stock of Riocell S.A., or Riocell. The Riocell mill is located in the state of Rio Grande do Sul, Brazil. Riocell produces bleached eucalyptus kraft pulp, the larger part of which is exported, and had a current annual effective capacity of 415,000 tons. Riocell manages 40,000 hectares of eucalyptus plantations located within an average radius of 85 km of the pulp mill.

Environmental policies

As part of our commitment to sustainable development, we plan to develop one of the largest forested areas in the state of Sao Paulo with approximately 176,000 hectares located near our industrial plants, of which approximately 28% will be preserved as native forest and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor the fauna and flora of the region. In 2002, we planted approximately 15,000 hectares of eucalyptus as part of our reforestation efforts.

In 2001, we implemented a new integrated policy for quality, the environment, health and safety, based on the following principles:

o to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

o to operate responsibly and in compliance with laws, regulations and corporate commitments;

o to ensure the integrity, qualification and career development of our employees; and

o to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

We use technologies that process and bleach pulp and paper wood pulp with ozone, which minimizes water consumption and reduces effluents and organic chlorine compounds.

We have an electronic system that monitors and coordinates all our environmental activities to facilitate operational control, management of environmental risks and compliance with legal requirements at the Jacarei plant.


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We have obtained an ISO 14001 (environmental) certification for the forestry area at the Jacarei mill, and we obtained a recommendation of certification for the industrial area of the Jacarei mill in October 2003. The final certification is expected to be obtained until the end of the year. We also expect to have all our integrated mills certified under the ISO 14000 standard in 2004.

Brazilian environmental regulation and investments

The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora. However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of Sao Paulo is CETESB--Companhia de Tecnologia de Saneamento Ambiental, or CETESB. Pursuant to the pollution control laws of the state of Sao Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

A renewable licensing system was introduced in Sao Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB's convocation. Accordingly, licenses we obtained through December 2002 must be renewed within five years. The new licenses issued by CETESB under this system shall be valid for periods of up to six years for installation licenses and ten years for environmental licenses. The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses.

Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation. During 2000, 2001, 2002, our capital expenditures relating to environmental matters were approximately U.S.$12 million, U.S.$43 million and U.S.$44 million, respectively (2001 and 2002 capital expenditures include expenses relating to the Jacarei expansion). Since 2002, we have implemented new procedures for minimizing environmental risks associated with spills and other potential releases and also to improve control of potential incidents and non-compliance. The estimated cost of implementing these procedures in 2003 is U.S.$1 million. In addition, we do not currently anticipate significant ongoing expenditures for compliance with existing or currently proposed environmental laws and regulations. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures.

In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines to imprisonment, in the case of individuals, or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

    o    fines;

    o    partial or total suspension of activities;

    o    forfeiture or restriction of tax incentives or benefits; and

    o forfeiture or suspension of participation in credit lines with official credit establishments.

In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also repair the damage that was caused to the environment and/or indemnify third parties, regardless of the existence of actual fault.

We have received a number of administrative penalties, warnings and fines in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. None of these penalties has or is expected to result in payments exceeding U.S.$30,000 individually. On June 9, 2003, CETESB fined us R$30,000 (U.S.$10,460) as a result of odorous emissions from our Jacarei plant.


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Environmental indicators

Our operating and production processes utilize natural resources and generate liquid effluents, residual wastes and air emissions which may adversely affect the environment.

Liquid effluents

Water is critical to the process of manufacturing pulp and paper. We obtain water from the rivers that flow adjacent to our mills. After the water has been used in the manufacturing process, we pass the effluents through mechanical and biological treatments before returning them to the rivers. We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the rivers in the event of a problem with our effluent process. Effluent characteristics are monitored constantly through chemical, physical and biological analyses. We also have a spill control system to avoid disturbances in the wastewater treatment plant.

Each of our units uses a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In 2001, we completed construction of a new effluent treatment system at the Jacarei mill and completed an upgrade of the effluent treatment system at the Luiz Antonio facility. For a description of the imposition of tariffs on river water use, see "--Raw materials - Water" above.

Solid wastes

We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

o co-processing with ceramic manufacturing companies (Piracicaba and Jacarei mills);

o   licensed landfills (Jacarei and Mogi das Cruzes mills); and

o   use in forests as soil correction agents (Luiz Antonio mill).

With respect to the co-processing activities at our Piracicaba and Jacarei facilities, we use industrial residue as the raw material to manufacture bricks. Currently, the facility's solid waste residue is being recycled and used in ceramic factories around the city. We are presently reevaluating alternatives for the recycling of organic residue for energy purposes, and we are installing selective waste collection and recycling systems for the common areas at the Mogi das Cruzes mill. We started using these selective waste collection and recycling systems at the Jacarei facility in 2001 and the Piracicaba and Luiz Antonio facilities in 2002.

The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills. The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

Atmospheric emissions

As a byproduct of production, certain compounds and particulate emissions are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions. In order to control odor emissions, our Jacarei and Luiz Antonio mills use an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001. The expansion of the Jacarei facility included similar equipment and processes to control emissions.

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


Forest preservation

All our wood comes from tree plantations rather than native forests. The land we manage is generally not of high enough quality to be used for other forms of agriculture. Our cultivation program seeks to preserve the health of our forests, and Brazilian law requires that at least 20% of our land either be covered with native forests or cultivated with indigenous species of trees rather than eucalyptus or pine.

Forestry Certification System

In October 2002, VCP Florestal received ISO 9001/2000 and ISO 14001 certifications. In 2003, VCP Florestal started the process for the FSC Certification, which should take from 18 to 24 months. VCP Florestal aims to have around 30% to 40% of the Jacarei pulpwood production certified.

Natural resources

Since the 1990s we have been harvesting eucalyptus through uniform micro-propagated seedlings from carefully selected trees. The characteristics of the seedlings we select are matched to different growing regions and our products. This method allows us to (1) greatly increase forestry productivity,
(2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15, 1965), we set aside a portion of our forests for preservation, conservation and environmental recovery. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate. We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects. This program has been implemented at Fazenda Sao Sebastiao do Ribeirao Grande, a large private native forest in the Vale do Paraiba region, and at Varzea do Jenipapo in the Ribeirao Preto region.

Insurance

We maintain insurance policies against a number of risks. Our mills and inventories are insured against damage caused by fires or explosion for up to approximately U.S.$207 million of first loss risk at December 31, 2002. This amount already includes the Jacarei expansion. However, like other forest products companies, we do not maintain insurance against fire, disease and other risks to our forests. We have taken steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of 13 fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost effective. We do not make provisions for risks of loss from fire and other casualties. We expense for the necessary amount when the damage is incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

We have insured our mills and inventories against the risk of electrical shutdowns. From July 25, 2000 to August 14, 2000, our Luiz Antonio facility experienced a shutdown in the paper segment due to an electrical failure in the electric control panel link of one of our papermaking machines, which produces most of our domestic and export cut-size paper. We halted production for 20 days while the machine was being repaired. The shutdown resulted in a production reduction of 10,200 tons of paper. We were able to control our losses through our insurance coverage and through the use of surplus inventories. We received an insurance reimbursement of U.S.$3 million in 2000 to cover the acquisition and installation of new equipment.

Legal matters

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At September 30, 2003, we were defendants in approximately 377 labor lawsuits filed by our former employees, 724 labor lawsuits filed by former employees of our subcontractors and 110 civil proceedings. We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate, will have a material adverse effect on us our financial condition. At September 30, 2003, our provisions for legal proceedings were approximately U.S.$50 million, of which approximately U.S.$40 million related to tax disputes and approximately U.S.$10 million related to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

On April 1, 2002, IHU-Instituto Ecologico de Defesa e Preservacao do Meio Ambiente (Ecologic Institute for the Protection and Preservation of the Environment), a non-governmental organization, filed a public civil lawsuit seeking to suspend the licensing of our co-generation unit at the Jacarei mill, based on a legal prohibition as to the installation of thermal electric plants in that region. IHU was granted an injunction to stop the licensing. On May 13, 2002, however, at our request, the State Court of Sao Paulo suspended this injunction. On December 18, 2002, we obtained the licensing of installation of the co-generation with CETESB (government environmental entity). However, on April 2, 2003, the State Court of Justice reestablished the suspended injunction thus suspending the licensing process once again. On October 31, 2003, we appealed these decisions to the Supreme Court. We are currently awaiting the decision by the Supreme Court on our appeal. Additionally, on March 27, 2003 the Public Prosecutor Office began an investigative proceeding to verify the legal possibility of installation of a co-generation plant in the city of Jacarei. We are currently awaiting the result of the investigations. We believe that possibilities of success in both proceedings are reasonable. Furthermore, a prohibition of the installation of the co-generation unit would not have a material adverse impact on our production at the Jacarei mill since our current generation capacity is sufficient to meet our current needs.

On May 22, 2002, we (along with many other Brazilian companies) received a notice from the Central Bank requesting that we provide information regarding our remittances abroad to certain exporters of equipment imported by us. We responded to the Central Bank within the 30-day period with the information that was requested. In spite of this, the Central Bank issued a fine in the amount of U.S.$4 million. We presented our defense to the Central Bank to refute the payment of the fine, and we believe that our chances of success are high because we have the documents necessary to prove the transactions.

We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain tax liabilities arising in the ordinary course of our business. We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes. For more information on our lawsuits, see note 14 to our audited consolidated financial statements.

Employees

As of September 30, 2003, we employed 3,752 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 4,434 persons as of September 30, 2003. Approximately 82% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See "-- Raw materials -- Wood" and "-- Transportation." We are in compliance with all local, state and federal worker health and safety regulations.

Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were renewed in 2002 and expire in 2003. Collective bargaining agreements relating to other employees which expired in September 2003 were renewed for another year, with the employees receiving a 17.6% pay increase. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have a good relationship with our employees.

In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see "Management -- Defined contribution pension plan."



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


                                   Management

We are managed by our Conselho de Administracao, or board of directors, composed of at least three and at most 10 members, and our Diretoria, or board of officers, composed of at least three and at most 10 members (each an executive officer). We have a non-permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of directors

According to our by-laws, our board of directors is required to meet at least two times a year and when called by the chairman or by the majority of members of the board of directors. Our board of directors met 12 times during 2002. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members, elected at our shareholders' general meeting on April 24, 2003, expire in 2005.

Pursuant to Brazilian corporate law, shareholders of publicly traded companies such as us that together hold preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors as long as no multiple voting procedure has been requested. Until 2005, the board members that may be elected by holders of preferred shares shall be chosen from a list of three names drawn up by our controlling shareholder. The holders of our preferred shares have not yet elected any member of our board of directors.

Set forth below are the name, age and position of each member of our board of directors elected at our shareholders' general meeting on November 18, 2003:

                  Name                        Age          Position
                  ----                        ---          --------

Jose Roberto Ermirio de Moraes(1)..........    45          Chairman
Fabio Ermirio de Moraes(2).................    41          Vice-Chairman
Carlos Ermirio de Moraes(3)................    47          Member
Clovis Ermirio de Moraes Scripilliti(4) ...    44          Member
Raul Calfat................................    50          Member

---------------
(1) Jose Roberto Ermirio de Moraes is the son of Jose Ermirio de Moraes Filho, who passed away in 2001.
(2) Fabio Ermirio de Moraes is the son of Ermirio Pereira de Moraes who was once a board member. He is also the cousin of Jose Roberto Ermirio de Moraes.
(3) Carlos Ermirio de Moraes is the son of Antonio Ermirio de Moraes who was once a board member. He is also the cousin of Jose Roberto Ermirio de Moraes.
(4) Clovis Ermirio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of Jose Roberto Ermirio de Moraes.

We have summarized below the experience, areas of expertise, and principal outside business interests of our current directors.

Jose Roberto Ermirio de Moraes. Mr. Jose Roberto Ermirio de Moraes has been the chairman of our board of directors since 1992 and was our president from 1992 to April 26, 2002. He has worked in the Votorantim group for 17 years and has served as president of Celpav and Votocel and as an executive officer of Cia. de Papel e Papelao Pedras Brancas. He has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in Sao Paulo, Brazil.

Fabio Ermirio de Moraes. Mr. Fabio Ermirio de Moraes is a mechanical engineer and has been working for the Votorantim group since 1985. He has held the position of director vice-president of Votorantim Cimentos Ltda, director president of Cia. Cimento Portland Itau, director president of Cimento Tocantins S.A., and director president of Fazenda Sao Miguel Ltda. Fabio Ermirio de Moraes is a member of the board of Votorantim Participacoes.

Carlos Ermirio de Moraes. Mr. Carlos Ermirio de Moraes has been working for the Votorantim group since 1983. He was the director president of Cimento Portland Itau. He is a founder and counselor member of Nickel Development Institute - NiDI, Toronto/Canada and a founder and counselor member of Ayrton Senna Institute. He is a counselor of ALUNORTE, which is a joint venture with Industry Vale do Rio Doce. He has also been the director president of Votorantim Metais since 1997. He is the president administration counselor of CPFL (Cia. Paulista de Forca e Luz) and VBC Energia S/A (Votorantim, Bradesco e Camargo Energia). He was elected president of the executive committee of Votorantim Participacoes in April 2001.

Clovis Ermirio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our board of directors since 2000. He is also vice president of Votorantim Cimentos. He has an uncompleted degree in Metallurgy Engineering at Mackenzie University in Sao Paulo, Brazil.

Raul Calfat. Mr. Calfat has served as a member of our board of directors since 1992 and is our president and chief executive officer. He began his career at Papel Simao in 1973, where he held various positions. He became the commercial director in 1982 and in 1987 was elected president of Papel Simao. Mr. Calfat is also the vice president of the writing and printing paper division of the Associacao Nacional dos Fabricantes de Papel e Celulose, the Brazilian association of pulp and paper producers. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil and has completed a chief executive officer's specialization course at IMD in Lausanne, Switzerland.

Executive officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established in our by-laws and by the board of directors and are independent from the Ermirio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends on April 25, 2004.

Set forth below are the name, age and position of each of our executive officers elected on November 18, 2003:

               Name                    Age               Position
               ----                    ---               --------

Raul Calfat..........................   50   President & Chief Executive Officer
Francisco Fernandes Campos Valerio...   56   Technical & Industrial Officer
Luiz Carlos Ganzerli.................   55   Human Resource & Organizational
                                             Development Officer
Sergio Marnio Gandra Vaz.............   59   Business Officer
Valdir Roque.........................   53   Chief Financial Officer & Investor
                                             Relations Officer
Nelson Zanella.......................   52   Director of Integrated Logistics


On November 5, 2003, we announced that as of January 5, 2004, Mr. Calfat will step down as our president and chief executive officer and will assume the newly created position of managing director of Votorantim Industrial, a company of the Votorantim group. The main responsibilities of Mr. Calfat's new position include overseeing the implementation of strategic initiatives and management of the Votorantim group's businesses with an aim to meet growth objectives set by its executive board. Mr. Calfat will continue to serve as a member of our board of directors.

As of January 5, 2004, Jose Luciano Duarte Penido will substitute Mr. Calfat as our chief executive officer. Mr. Penido will be joining us from Samarco Mineracao S.A., where he has been president for 11 years. He is a mining engineer and graduate of the Federal University of Minas Gerais.

We have summarized below the experience, areas of expertise, and principal outside business interests of our current executive officers.

Raul Calfat. Mr. Calfat is a member of our board of directors and is our president and chief executive officer. See "-- Board of directors" for information on Mr. Calfat's experience, areas of expertise, and principal outside business interests.

Francisco Fernandes Campos Valerio. Mr. Valerio joined us in January 1998. He previously worked in senior positions at Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. He holds a B.A. in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Luiz Carlos Ganzerli. Mr. Ganzerli was first elected an executive officer in February 2000. He previously held positions in the human resources and organizational development areas at Roche Quimicos e Farmaceuticos in 1999 and 2000, Alpargatas Santista Textil S.A. between 1994 and 1999, and at ZF do Brazil S.A. He holds a B.A. in Business Administration from Mogi das Cruzes University, Brazil.

Sergio Marnio Gandra Vaz. Mr. Vaz has been our business director since 1992. He previously held positions in the sales and marketing areas of Industria Gessy Lever S.A. between 1970 and 1988. In 1988, he was the commercial director at Industrias de Papel Simao S.A. and KSR Comercio e Industria de Papel S.A., both bought by VCP in 1992. He holds a B.A. in Business Administration from FEA, the Administration and Economics College of the University of Sao Paulo, Brazil, and has taken specialization courses in Managing Marketing in Lausanne, Switzerland and at Dynamic Global Marketplace at the Kellogg School/F.D.C. in Chicago, Illinois in the United States.

Valdir Roque. Mr. Roque has been our chief financial officer and our Investor Relations director since 1994. He also serves as chief financial officer of Votocel, another company of the Votorantim group. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed post-graduate courses in Business Administration at the Getulio Vargas Foundation in Sao Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in Sao Paulo, Brazil and has taken specialization courses in financial management at the Stanford Business School, California in the United States.

Nelson Zanella. Mr. Zanella has been the director of Integrated Logistics since June 2002. He holds a degree in Engineering and Business Administration. He was previously the director of Integrated Logistics of Sadia S.A., business director and president of Fratelli Vita (AmBev), and vice-president of operations of Panamco/Coca-Cola.

Fiscal committee

Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal committee (Conselho Fiscal). However, we have created a non-permanent Conselho Fiscal as requested in an April 24, 2003 vote of our shareholders, as we are required to establish a fiscal committee upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares or 5% of the preferred shares. Under the Brazilian corporate law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders' interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the fiscal committee may not contain members that (1) are on the board of directors, (2) are on the board of executive officers, (3) are employed by us or a controlled company or a company of the Votorantim group, and (4) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires a fiscal committee to have a minimum of three and a maximum of five members.

As of November 18, 2003, our fiscal committee was composed of the following members, whose term will expire on the annual shareholders' meeting in 2004:

                    Name                       Age     Length of term     Year first elected         Position
                    ----                       ---     --------------     ------------------         --------
Ariovaldo dos Santos........................    53        one year               2001                Member
Joao Carlos Hopp............................    74        one year               2001                Member
Roberto Martins Ribeiro de Jesus............    43        one year               2001                Member
Lazaro Placido Lisboa.......................    65        one year               2001                Alternate
Roque Antonio Carraza.......................    53        one year               2001                Alternate
Jose Godinho Neto...........................    64        one year               2001                Alternate

Compensation

As of the year ended December 31, 2002, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of seven persons at the time) was approximately R$4.5 million (corresponding to U.S.$1.5 million).

Profit sharing plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee's share of profits is linked to our operational and financial results. Employees are eligible to receive payment of up to one month's salary payable in February of each year. Part of the profit sharing payment relating to the income for that year is advanced in August. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

Defined contribution pension plan

In March 2000, we began to participate in the Votorantim group's defined contribution plan, which is made available to all of our employees. For employees with lower compensation than a certain threshold, we match 100% of their contribution up to 1.5% of the employee's compensation. For employees with higher compensation than that threshold, we match 100% of their contribution up to 6% of the employee's compensation. We may also make additional contributions to the pension plan at our discretion. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest, for an employee with at least one year of service at VCP, upon the employee's retirement, death or disability. At December 31, 2002, 3,087 employees have elected to take part in the plan and we have contributed approximately U.S.$1.0 million to the pension plan in 2002.

                       Principal and selling shareholders

Principal shareholders

The following table sets forth the principal holders of common and preferred shares, including the selling shareholders, and their respective shareholdings as of September 30, 2003:

                                                                                              Preferred shares
                                                                                                   after
                                                         Common             Preferred         the offering (2)
                                                    -----------------    ----------------     -----------------
Shareholders                                        Shares      (%)      Shares     (%)       Shares      (%)
------------                                        ------     ------    ------    ------     ------     ------
                                                              (in million of shares, except percentages)
Votocel Filmes Flexiveis Ltda(1) ..............     18,805      88.95%      617      3.60%       --        --
Cimento Rio Branco S.A.(1).....................       --         --          85      0.50%       --        --
Nova HPI Participacoes Ltda.(1)................      2,336      11.05%      148      0.85%       --        --
                                                    ------     ------    ------    ------     ------     ------
   Total Votorantim group......................     21,141     100.00%      850      4.95%       --        --
BNDES Participacoes S.A........................       --         --       5,797     33.79%
Public float...................................       --         --      10,510     61.26%
                                                    ------     ------    ------    ------     ------     ------
Total..........................................     21,141     100.00%   17,157    100.00%    17,157     100.00%
                                                    ======     ======    ======    ======     ======     ======

    (1) Selling shareholders and companies of the Votorantim group, controlled by the Ermirio de Moraes family.
    (2) Assume full exercise of the underwriters' over allotment option granted by BNDES Participacoes S.A.


The ultimate beneficial owner, in each case, of more than 5% of either our common shares or our preferred shares through intermediate holdings companies is the Ermirio de Moraes family who, in the aggregate, beneficially owned 100% of our voting common shares and 4.95% of our preferred shares at September 30, 2003. All holders of our voting common shares have the same voting rights. Each of our directors, other than Raul Calfat, has material beneficial interests in these holdings.

Selling shareholders

BNDESPAR is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Economico e Social -- BNDES, the government wholly-owned national economic and social development bank of Brazil, which is one of Brazil's principal sources of equity investment in private sector enterprises. BNDESPAR primarily makes temporary, minority investments in Brazilian companies.

Votocel is a manufacturer and supplier of packaging film and is part of the Votorantim group and engages in the production and sale of bi-oriented polypropylene (B.O.P.P.) for packaging. Votocel is ultimately controlled by the Ermirio de Morales family.

Nova is a company of the Votorantim group. Nova is a holding company with interests in various companies in the Votorantim group including us.

Cimento Rio Branco, or CRB, is a company in the Votorantim group. CRB is one of Brazil's principal cement producers and has a market share of 23%. CRB also manufactures lime and mortar.

The selling shareholders have agreed not to sell or otherwise dispose of any of our shares without the consent of J.P. Morgan Securities Inc. for a period of 90 days following the date of this prospectus. This lock-up will not apply to up to 185 million preferred shares held by BNDES Participacoes S.A.- BNDESPAR which may be contributed to an investment fund intended to track the Indice Bovespa Index or the Indice Brasil-50 Index.

                        Transactions with related parties

We have engaged in a number of transactions with related parties. See notes 11 and 12 to our audited consolidated financial statements and "Management's discussion and analysis of financial condition and results of operations -- Liquidity and capital resources."

Transactions with the Votorantim group

Distributions and sales outside of Brazil

In 2001 and 2002 we sold approximately 85% and 56%, respectively, of our exports through Votorantrade N.V., a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products, with offices in various countries. We did not sell any of our exports through Votorantrade N.V. in the nine months ended September 30, 2003. In 2002 and the nine months ended September 30, 2003, part of our distribution was carried out through VCP Trading and VCP North America.

Leases of forest land

As of December 31, 2002, we leased approximately 39,000 hectares of forest land, or approximately 23% of the land devoted to our forestry operations. Approximately 24,000 hectares of the planted area are leased from other companies of the Votorantim group (other than our subsidiaries). The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices. We guarantee a minimum harvest payment to the lessor. Payments under the leases were approximately U.S.$1 million in each of 2000, 2001 and 2002. We believe that the leases with companies of the Votorantim group are as favorable to us as similar leases with non-affiliated third parties.

Banking services

We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates. At September 30, 2003 we had approximately U.S.$318 million (of a total of U.S.$621 million) in deposits and short-term investments with Banco Votorantim and U.S.$57 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim.

Guarantees

At September 30, 2003, we guaranteed U.S.$333 million of debt of other members of the Votorantim group, and other members of the Votorantim group (other than our subsidiaries) guaranteed U.S.$325 million of our debt.

We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees. In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See "Management's discussion and analysis of financial condition and results of operations -- Liquidity and capital resources -- Commitments and contingencies." For additional information on our commitments and contingencies, see note 11 to our audited consolidated financial statements.

Transactions with the selling shareholders

BNDESPAR, a selling shareholder, is a wholly owned subsidiary of BNDES, the Brazilian, economic and social development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. As of September 30, 2003, we had an aggregate of U.S.$171 million in outstanding loans denominated in reais that we borrowed to fund the Jacarei expansion project.



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The BNDES loans are secured by liens on land, equipment and property (including the Jacarei mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES denominated in reais bear interest at 3% per annum on the principal amount and are indexed using either the TJLP, a nominal long-term interest rate that includes an inflation factor, or the weighted average of the funding costs incurred by BNDES abroad. At December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. See note 11 to our audited consolidated financial statements. The TJLP was fixed at 12% for the three-month period starting October 1, 2003.

In January 2003, we entered into a service contract with Votocel pursuant to which we provide Votocel information technology and human resources services for a fee of R$2.4 million per year. The term of the contract is one year, renewable annually on terms to be negotiated by Votocel and us at the time of renewal. We believe that this service contract is on terms that are fair and reasonable to us.

We have no material transactions with Votocel, Nova or Cimento.



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                          Description of capital stock

Set forth below is certain information concerning our preferred shares and common shares, with a brief summary of significant provisions of our by-laws and the Brazilian corporation law. This description is qualified by reference to our by-laws and to Brazilian law. Information on the trading market for the preferred shares is set forth under "Market information," and information on ownership of our shares is set forth under "Principal and selling shareholders."

General

As of September 30, 2003, our capital stock in reais was R$1,701,900,122.76. Our share capital is comprised of common shares and preferred shares, all without par value. The share capital consists of a total of 38,322,699,553 issued shares, without par value, of which 21,140,490,321 are common shares, and 17,182,209,232 are preferred shares, including 25,000,000 preferred shares held as treasury shares as of September 30, 2003. The by-laws authorize the board of directors to increase the capital stock up to 28,000,000,000 common shares and up to 56,000,000,000 preferred shares, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting. Under the Brazilian corporate law, as amended, however, the number of our preferred shares may not exceed two-thirds of the total number of shares.

The board of directors approved share buyback programs on September 20, 2001 and April 5, 2001 in order to keep the shares in treasury for resale at a later date. We have not purchased shares under those two programs since December 21, 2001, nor did we renew them. We held over the 235,400 lots of 1,000 preferred shares bought from the 2000 buyback program as treasury shares up to February 2002, when we began selling these shares. We sold all but 1,579,996 of these preferred shares in 2003. See "Management's discussion and analysis of financial condition and results of operations - Liqudity and capital resources--Buyback programs."

Description of preferred shares

According to our by-laws, the preferred shares are non-voting except under limited circumstances provided for in Brazilian corporate law and, upon liquidation, are entitled to receive, prior to any distribution to the holders of the common shares, an amount equal to their pro rata share of the book value of our net worth, based on their proportional share of our share capital prior to any distribution. Holders of preferred shares are not entitled to receive, in the case of liquidation, payments that are 10% greater than the payments received by holders of the common shares.

Holders of preferred shares are not entitled to a fixed or minimum dividend payment. However, holders of preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to holders of common shares.

Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual distribution, to be paid out within 60 days of the annual shareholders' meeting in which the distribution is approved. The Brazilian corporate law permits, however, a public company to suspend payment of the mandatory distribution if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with our financial condition, subject to approval by the shareholders' meeting. The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders' meeting. Profits not distributed due to such suspension must be allocated to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as our financial situation permits such payments. There is no restriction on our repurchase or redemption of shares while the mandatory distribution is suspended due to duly approved and justified financial reasons, other than the generally applicable restrictions on trading by companies with their own shares, as set forth in the Brazilian corporation law and in the rules and regulations issued by CVM.



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Voting rights

Each common share entitles its holder to one vote at our shareholders' meetings. Preferred shares do not entitle the holder to vote except as set forth below. Holders of preferred shares are entitled to attend meetings of shareholders and to participate in the discussion.

The Brazilian corporate law requires that preferred shares which are entitled to receive fixed or minimum dividends shall acquire voting rights in the event a company fails to pay, for three consecutive fiscal years as established in the by-laws, the fixed or minimum dividend to which such shares are entitled. Because our preferred shares are not entitled to the payment of any fixed or minimum dividend, they cannot acquire voting rights under this rule. The mandatory distribution does not constitute a fixed or minimum dividend for this purpose.

Any change in the preference or rights of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, requires the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of preferred shares. The meeting may be called by publication of a notice in the Diario Oficial do Estado de Sao Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. In such special meetings, each preferred share will entitle the holder thereof to one vote.

Pursuant to the Brazilian corporate law, shareholders that together hold preferred shares representing at least 10% of our total share capital are entitled to appoint a member of our board of directors. Until 2005, the board members that may be elected by the preferred shareholders as described above are to be chosen from a list of three names drawn up by our controlling shareholder.

To date, none of our directors was appointed by our preferred shareholders.

Allocation of net income

At each annual shareholders' meeting, our by-laws require our board of directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

o   5% for a legal reserve that will not exceed 20% of our capital;

o   an amount for a contingency reserve;

o at least 25% for mandatory distribution to shareholders, to be distributed within 60 days of the annual shareholders' meeting that approves the distribution; and

o   any balance to be allocated in the manner determined by the shareholders.

Under the Brazilian corporate law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of the company's financial condition and has provided the shareholders at the annual shareholders' meeting with an opinion to that effect which has been reviewed by the Conselho Fiscal and reported to the CVM prior to such meeting. See "Dividends and dividend policy."

Regulation of foreign investment and exchange controls

There are no restrictions on ownership of our preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the electronic registration with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords



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favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction as defined by Brazilian tax laws (i.e., a country that does not impose taxes or where the maximum income tax rate is lower than 20%).

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:

o appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

o   complete the appropriate foreign investor registration form;

o   register as a foreign investor with the CVM; and

o   register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the Custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we received final approval before the offering of the preferred shares underlying the ADSs in April 2001.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration was carried on through the Central Bank Information System -- SISBACEN, an online network for exchange of information between the Central Bank and Brazilian financial institutions. Pursuant to the electronic registration, the Custodian and Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary's electronic registration for only five business days after such exchange, following which such holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or if not a registered investor under Resolution No. 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See "Taxation -- Brazilian tax consequences."



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Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the issuance of convertible securities or shares is allowed for exercise of the right, and the right is negotiable. However, according to our by-laws, our board of directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares or shares within the limits authorized by the by-laws:
(i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another company.

In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, the holders of preferred shares, except as described above, would have preemptive rights to subscribe to our newly issued preferred shares. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, the holders of the preferred shares, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their interest in their shares. See "Risk factors -- Risks relating to the preferred shares and ADSs -- You may not be able to exercise preemptive rights with respect to our preferred shares."

Redemption and right of withdrawal

According to our by-laws, neither our common nor our preferred shares are redeemable. However, we may redeem shares of minority shareholders if, after a tender offer, our controlling shareholder increases its participation in our total share capital to more than 95%.

The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders' equity attributable to its equity interest. Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorize us:

o to establish new classes of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

o to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

o   to reduce the mandatory distribution of dividends;

o   to change our corporate purpose;

o to merge with another company (including if we are merged into one of our controlling companies) or to consolidate;

o to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as an incorporacao de acoes;

o to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law;



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o   to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein; or

o to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under Brazilian corporate law.

In addition, in the event that the entity resulting from a merger, or incorporacao de acoes, or a spinoff of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders' meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

The Brazilian corporate law allows companies to redeem their shares at their economic value, subject to certain requirements. Because our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders' meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders' meeting.

According to the Brazilian corporate law, in events of consolidation, merger, incorporacao de acoes, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Form and transfer

Because our shares are in registered book-entry form, the transfer of such shares is made under the rules of Article 35 of the Brazilian corporate law, in accordance with which a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itau S.A. performs all the services of book-entry safekeeping and transfer of shares for us and related services.

Transfers of shares by a foreign investor are made in the same way and requested by that investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor should also seek amendment, if necessary, through its local agent, of the electronic registration with the Central Bank to reflect the new ownership.

The Sao Paulo Stock Exchange operates a central clearing system through Companhia Brasileira de Liquidacao e Custodia, or CBLC. A holder of our shares may choose, at its discretion, to hold through this system and all shares elected to be put into the system will be deposited in custody with CBLC (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with CBLC). The fact that those shares are held in custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as are registered shareholders.



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                          Dividends and dividend policy

General

In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At September 30, 2003, the legal reserve outstanding balance was R$65.08 million, equivalent to U.S.$22 million at the September 30, 2003 exchange rate.

According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders' approval, make allocations from the remaining balance to a contingency reserve against future losses.

At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes and after deducting the accumulated losses, and as reduced or increased, as the case may be, by the following amounts:

o   the amount allocated to the legal reserve; and

o the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

Under the Brazilian corporate law, the amount by which the mandatory distribution exceeds the "realized" portion of net income for any particular year may be allocated to the unrealized income reserve and the mandatory distribution may be limited to the "realized" portion of net income. The "realized" portion of net income is the amount by which "net income" exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian corporate law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian corporate law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends we paid in 2003 relate to profits accounted up to December 31, 2002.

Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under "-- General." Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2002, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for



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Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for
Retained Earnings (Reserva de Retencao de Lucros)) of R$1,041 million, equivalent to U.S.$295 million at the exchange rate at December 31, 2002. We had unappropriated retained earnings of U.S.$356 million at December 31, 2001 and U.S.$274 million at December 31, 2000 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. At December 31, 2002, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses (including gains from foreign currency swap contracts) of R$7 million (equivalent to U.S.$3 million at the average exchange rate for 2002).

Mandatory distribution

Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders' meeting at which the distribution is approved, unless a shareholders' resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders' meeting. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders' meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs. The mandatory distribution may also be limited to the "realized" portion of net income, as described under "-- General."

Payment of dividends

We are required by the Brazilian corporate law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, the shareholders have to decide on the payment of our annual dividend. Under the Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under "-- Additional payments on shareholders' equity") in respect of its shares, after which we will have no liability for such payments.

We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. The board of directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders' meeting.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of


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Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco
Itau S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itau S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in Brazilian reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See "Taxation -- Brazilian tax consequences."

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the Custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See "Description of capital stock -- Regulation of foreign investment and exchange controls."

If the holder is not a duly qualified investor and does not obtain an electronic registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the preferred shares through the commercial rate exchange market. Without this special authorization, the holder may currently remit payments with respect to the preferred shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

In addition, a holder who is not a duly qualified investor and who has not obtained an electronic registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2,677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the preferred shares are made.

Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments.

Additional payments on shareholders' equity

Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest attributed to shareholders' equity instead of dividends, which payments may be treated by a company as an expense for income tax and social contribution purposes. Such interest is limited to the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor, and cannot exceed the greater of:

o 50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

o 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

Any payment of interest in respect of preferred shares (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15% or 25% in the case of a shareholder domiciled in a tax haven (see "Taxation -- Brazilian tax consequences"), and such payments may be included, at their net value, as part of any mandatory dividend. In case we distribute interest attributed to shareholders' equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.

Dividend policy

We intend to declare and pay dividends and/or interest on equity, as required by the Brazilian corporate law and our by-laws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our board of directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to shareholders' equity.

Dividends

The following table sets forth the dividends paid to holders of our capital stock since 1995. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders' equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.


                                          Common shares      Preferred shares      Common shares(1)   Preferred shares(1)
                                         ---------------    ------------------   -------------------- -------------------
  First payment date     Fiscal year          (in R$ per 1,000 shares)              (in U.S. dollars per 1,000 shares)
----------------------  -------------    --------------------------------------  ----------------------------------------
June 17, 1996.........      1995          R$   0.1115         R$   0.1115        U.S.$ 0.1113       U.S.$  0.1113
June 30, 1997.........      1996               0.5219              0.5219              0.4846              0.4846
June 30, 1998.........      1997               0.2497              0.2747              0.2159              0.2375
June 30, 1999.........      1998               0.2599              0.2859              0.1469              0.1616
June 30, 2000.........      1999               1.0471              1.1518              0.5817              0.6399
June 26, 2001.........      2000               2.5941              2.8536              1.1211              1.2332
June 21, 2002.........      2001               2.3068              2.5375              0.8849              0.9734
June 20, 2003.........      2002               2.8555              3.1410              0.4856              0.5342

--------------
(1) Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date the dividend was declared.


The dividends we paid amounted to U.S.$34 million in 2002, U.S.$37 million in 2001 and U.S.$23 million in 2000.

At our annual shareholders' general meeting on April 24, 2003, our shareholders approved the payment of dividends in the amount of approximately R$114 million (approximately U.S.$38 million), which represents approximately 34% of adjusted net income in reais for the year 2002, in accordance with the Brazilian corporate law. The preferred shares will have the right to a dividend per share of 10% more than that paid to the common shares.



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


                    Description of American depositary shares

American depositary receipts

The Bank of New York, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs. Each ADS will represent 500 preferred shares (or a right to receive 500 preferred shares) deposited with the principal Sao Paulo office of Banco Itau S.A., as custodian for the depositary in Brazil. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The preferred shares and other property held under the deposit agreement are referred to as the deposited securities. The depositary's office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holders' rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, which is filed as an exhibit to the registration statement filed on Form F-6 (Registration No. 333-84964). You may obtain a copy of the deposit agreement and the form of ADR at the depositary's office or from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Dividends and other distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of deposited securities your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the preferred shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate before the depositary converts the foreign currency or during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any preferred shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell preferred shares which would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it does with cash.


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

If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new preferred shares.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional preferred shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the preferred shares on your behalf. The depositary will then deposit the preferred shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by preferred shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, preferred shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, withdrawal and cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit preferred shares or evidence of rights to receive preferred shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may turn in your ADRs at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the preferred shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting rights

How do you vote?

Currently, the preferred shares do not have any voting rights except in the limited circumstances described under "Description of capital stock--Voting rights." If the holders of preferred shares acquire voting rights, you may instruct the depositary to vote the preferred shares underlying your ADRs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the preferred shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

o   describe the matters to be voted on and

o explain how you may instruct the depositary to vote the preferred shares or other deposited securities underlying your ADSs as you direct.

For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, subject to Brazilian law and the provisions of our by-laws, to vote or to have its agents vote the preferred shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your preferred shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and expenses

As a holder, you will be required to pay the following service fees to the depositary:

Issuance of ADSs, including issuances resulting from a               U.S.$5.00 (or less) per 100 ADSs (or portion
distribution of preferred shares or rights or other property         of 100 ADSs)

Cancellation of ADSs for the purpose of withdrawal, including if     U.S.$5.00 (or less) per 100 ADSs (or portion
the deposit agreement terminates                                     of 100 ADSs)

Any cash distribution to you                                         U.S.$.02 (or less) per ADS (or portion of an
                                                                     ADS)

Distribution of securities distributed to holders of deposited
securities which are distributed by the depositary to ADR holders    A fee equivalent to the fee that would be
                                                                     payable if securities distributed to you had
                                                                     been shares and the shares had been deposited
                                                                     for issuance of ADSs

Depositary services                                                  U.S.$.02 (or less) per ADS per calendar year
                                                                     (if the depositary has not collected any cash
                                                                     distribution fee during that year)


As a holder, you will also be responsible for paying some of the fees and expenses incurred by the depositary and certain taxes and governmental charges, including:

o transfer and registration of preferred shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares;

o   expenses of the depositary in converting foreign currency into U.S. dollars;

o cable, telex and facsimile transmissions (when expressly provided in the deposit agreement);

o taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes; and

o any charges incurred by the depositary or its agents for servicing the deposited securities.

Payment of taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If we:

o   change the nominal or par value of our preferred shares;

o   reclassify, split up or consolidate any of the deposited securities;

o distribute securities on the preferred shares that are not distributed to you; or

o recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action then:

o the cash, preferred shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities; and

o the depositary may distribute some or all of the cash, preferred shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell



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

rights and other property, and (4) deliver deposited securities upon cancellation of ADRs. At least one year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

o are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

o are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

o are not liable if either of us exercises discretion permitted under the deposit agreement;

o have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

o may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the depositary may require:

o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any preferred shares or other deposited securities;

o satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

o compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.


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


Your right to receive the preferred shares underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying preferred shares at any time except:

o when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of preferred shares is blocked to permit voting at a shareholders' meeting; or
     (iii) we are paying a dividend on our preferred shares;

o when you or other ADR holders seeking to withdraw preferred shares owe money to pay fees, taxes and similar charges; or

o when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying preferred shares. This is called a pre-release of the ADR. The depositary may also deliver preferred shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying preferred shares are delivered to the depositary. The depositary may receive ADRs instead of preferred shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:

o before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the preferred shares or ADRs to be deposited;

o the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and

o the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

                                    Taxation

The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is for U.S. federal income tax purposes a citizen or resident of the United States of America, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a "straddle," "hedging transaction" or "conversion transaction," and persons that have a "functional currency" other than the U.S. dollar.

This summary is based upon tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian tax consequences

The following discussion, subject to the limitations therein, summarizes certain Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Taxation of dividends

As a result of tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

Taxation of gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in "-- Registered Capital." However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange. Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gain from the disposition of such preferred shares occurring outside of a stock exchange and will accordingly be subject to tax at a rate of 15%.

Non-Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non-Brazilian holder who is not a resident in a "tax haven" (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by a holder of preferred shares, or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

Interest attributed to shareholders' equity

Distribution of a notional interest charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholders' account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders' equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to shareholders' equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder. However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on bank account transactions (CPMF)

As a general rule, financial transactions or CPMF tax is imposed on any removal of funds from accounts at banks. Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF tax is generally imposed on bank account debits at a current rate of 0.38%. The CPMF was scheduled to terminate on June 16, 2002. However, in June 2002, the CPMF tax regime was extended until December 31, 2004. The CPMF will be levied at a rate of 0.38% in 2002 and 2003, and 0.08% in 2004. President Luis Inacio Lula da Silva has recently sent over to the Brazilian Congress a Proposal for Constitutional Amendment (PEC) No. 41 of 2003. According to such proposal, the assessment of CPMF will be extended to December 31, 2007 at a 0.38% rate. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

Taxation of foreign exchange transactions (IOF/Cambio)

Pursuant to Decree No. 2,219 of May 2, 1997, IOF/Cambio may be imposed upon the conversion of Brazilian currency into a foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, there is no current IOF tax on such conversions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25% at any time, but only in relation to future transactions.

Tax on bonds and securities transactions (IOF/Titulos)

Law No. 8,894/94 created the Tax on Bonds and Securities Transactions (the IOF/Titulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges. The applicable rate for these transactions is currently 0%, although the executive branch may increase the rate up to 1.5% per day, but only with respect to futures transactions.

Registered capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The


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


registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. dollars. The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold in the 15th trading session immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the preferred shares).

A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

The financial availability of the respective amounts of interest to the shareholders, withholding of income tax at source, was defined at the general shareholders' meeting held on April 27, 2001. The interest on shareholders' equity was paid on June 26, 2001.

U.S. federal income tax consequences

The following discussion, subject to the limitations therein, sets forth the material United States federal income tax consequences to U.S. holders in respect of the purchase, ownership and disposition of the preferred shares or ADSs.

In general, for purposes of the U.S. Internal Revenue Code of 1986, as amended (also called the Code), holders of ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

Taxation of dividends

Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares described in section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders' equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To the extent that such a distribution exceeds the amount of VCP's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

o preferred shares of a U.S. holder generally will be includible in the gross income of such U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

o preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder of such ADSs as ordinary income on the day on which the dividends are received by the depositary, and, in either case, will not be eligible for the dividends received deduction allowed to corporations under the Code. However, pursuant to recently enacted U.S. tax legislation, dividends in respect of ADSs paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 may qualify for preferential rates of United States federal income tax as "qualified dividend income" provided that the ADSs are "readily tradable" on an established securities market in the United States and certain other requirements are met. We believe that the ADSs are currently readily tradable on an established securities market in the United States. However, no assurances can be given that the ADSs will remain readily tradable.


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


Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate for conversion of reais into U.S. dollars in effect on the day the distribution is received by the U.S. holder, in the case of preferred shares, or by the depositary, in the case of preferred shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars. If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into dollars (or otherwise disposed of) will be treated as U.S.-source ordinary income or loss. However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the depositary are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the custodian on account of Brazilian inflation.

Dividends received by most U.S. holders generally will constitute foreign source "passive income" for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian income tax withheld in connection with any distribution with respect to ADSs or preferred shares will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). The rules with respect to foreign tax credits are complex, and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances. The Internal Revenue Service has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the Internal Revenue Service.

It is not entirely clear whether the preferred shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. For the purposes of section 305, the term "preferred stock" generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges (generally associated with specific dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. If the preferred shares are treated as "common stock" for purposes of section 305, distributions to U.S. holders of additional shares of such "common stock," or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders, in most instances will not be subject to United States federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of section 305, and if the U.S. holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includible in the U.S. holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Taxation of capital gains

Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A gain or loss realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the preferred shares or the ADSs and the amount realized on the disposition. Capital gains of individuals with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of preferred shares or ADSs, including gain that arises because the U.S. holder's basis in the preferred shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, will be treated as U.S.-source income for U.S. foreign tax credit purposes in most instances. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Loss realized by a U.S. holder on a sale or disposition will be treated as U.S.-source loss in most instances.


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


If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares (see "-- Brazilian Tax Consequences"), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive foreign investment companies

If during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average quarterly value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average quarterly value of all the corporation's assets, the corporation will be treated as a "passive foreign investment company," or PFIC, under U.S. federal income tax law. If we are treated as a PFIC, a U.S. holder may be subject to increased tax liability and form filing requirements upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or makes a "mark-to-market" election with respect to the corporation's stock as permitted by the Code. Moreover, dividends on our ADSs would no longer be "qualified dividend income" subject to preferential rates of United States federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information reporting and backup withholding

Information reporting requirements will apply to dividends in respect of the preferred shares or ADSs or the proceeds received on the sale, exchange, or redemption of the preferred shares or ADSs paid within the United States (and, in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and a backup withholding tax at a current rate of 28% may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding tax from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.


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


                                  Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, J.P. Morgan Securities Inc., have agreed to purchase from the selling shareholders the following respective numbers of ADSs in the U.S. and international offering:


     Name                                                    Number of ADSs
     ----
       J.P. Morgan Securities Inc.......................

                                                        ------------------------
            Total.......................................
                                                        ------------------------


The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including, but not limited to, the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all of the ADSs offered by the selling shareholders if they purchase any ADSs.

The following table shows the per ADS and total underwriting discounts and commissions the selling shareholders will pay to the underwriters as well as the percentage these discounts and commissions represent of the total amount of the U.S and international offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option granted by BNDESPAR.

                                                                  Underwriting Discounts and Commissions
                                                   ----------------------------------------------------------------
                                                          without over-allotment            with over-allotment
                                                              exercise                         exercise
                                                   -------------------------------  -------------------------------
       Per ADS................................     U.S.$                       %    U.S.$                        %
       Total..................................     U.S.$                       %    U.S.$                        %


We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately U.S.$    million.

The following table shows the fees and estimated expenses payable in connection with the global offering:

        Securities and Exchange Commission registration fee............  U.S.$
        National Association of Securities Dealers, Inc. filing fee....  U.S.$
        New York Stock Exchange listing fee............................  U.S.$
        Printing and engraving expenses................................  U.S.$
        Legal fees and expenses (1)....................................  U.S.$
        Accounting fees and expenses...................................  U.S.$
        Miscellaneous .................................................  U.S.$
           Total ......................................................  U.S.$

        ---------------------
        (1) Includes legal fees and expenses for the account of the underwriters and the selling shareholders.


The underwriters have agreed to reimburse us for some of our expenses.

The underwriters propose to offer the ADSs directly to the public at the offering price set forth on the cover page of this prospectus and to certain
dealers at that price less a concession not in excess of U.S.$    per ADS. The
underwriters may allow and such dealers may allow a concession not in excess of
U.S.$   per ADS to certain other dealers. After the public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters.


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


BNDESPAR has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase from BNDESPAR additional ADSs, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of ADSs to be purchased by it shown in the above table bears to the total number of ADSs offered hereby. BNDESPAR will be obligated, pursuant to the option, to sell ADSs to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of ADSs offered by the selling shareholders.

A prospectus in electronic format may be available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by J.P. Morgan Securities Inc. to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

The offering of the ADSs is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of ADSs in whole or in part.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We and each of our directors, executive officers and common shareholders and the selling shareholders have agreed, for 90 days following the date of this prospectus, not to offer, sell, offer to sell, contract to sell, or otherwise dispose of any of our shares of our capital stock or any securities convertible into or exchangeable for or any other rights to purchase or acquire shares of our capital stock, including ADSs, without the prior written consent of J.P. Morgan Securities Inc. This lock-up will not apply to up to 185 million preferred shares held by BNDESPAR which may be contributed to an investment fund intended to track the performance of the Indice Bovespa Index or the Indice Brasil-50 Index.

We have been advised by the underwriters that, pursuant to Regulation M under the Securities Exchange Act of 1934, some persons participating in the offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market.

A "syndicate covering transaction" is a bid for or the purchase of ADSs on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a syndicate short position by making short sales of ADSs and may purchase ADSs in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the ADSs subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the ADSs in the open market that could adversely affect investors who purchase ADSs in this offering. If the underwriters create a syndicate short position, they may choose to reduce or "cover" this position either by exercising all or part of the over-allotment option to purchase additional ADSs from BNDESPAR or by engaging in "syndicate covering transactions." The underwriters may close out any covered short position either by exercising their over-allotment option or purchasing ADSs in the open market. In determining which of these alternatives to pursue, the underwriters will consider, among other things, the price at which ADSs are available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. These transactions may also be carried out in the form of preferred shares.

A "stabilizing bid" is a bid for or the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A "penalty bid" is an arrangement that permits the representative to reclaim the



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



selling concession from an underwriter or a syndicate member when ADSs sold by such underwriter or syndicate member are purchased by the representative in a syndicate covering transaction and therefore have not been effectively placed by the underwriter or syndicate member.

We have been advised by the representative that these transactions may be effected on the New York Stock Exchange, the Sao Paulo Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise prevail in the open market.

We and the selling shareholders have also entered into an underwriting agreement with JPMorgan Brazil, as Brazilian coordinator, providing for the offer and sale
of    preferred shares in a public offering in Brazil. The Brazilian coordinator will subcontract with other Brazilian underwriters. Pursuant to the Brazilian underwriting agreement, BNDESPAR has granted to the Brazilian coordinator an option, exercisable at the discretion of J.P. Morgan Securities Inc. no later than 30 days after the date of this prospectus, to purchase from BNDESPAR additional preferred shares, solely to cover over-allotments in the sale of preferred shares.

The closing of the U.S. and international offering and the Brazilian offering are conditioned upon one another.

The underwriters and the Brazilian underwriters have entered into an intersyndicate agreement providing for the coordination of their activities. Under the intersyndicate agreement, the U.S. and international underwriters and the Brazilian underwriters are permitted to purchase and sell ADSs or preferred shares among each other. Under the terms of the intersyndicate agreement:

o the U.S. and international underwriters and any dealers to whom they sell ADSs will not offer to sell or resell ADSs to any person whom they believe to be a Brazilian person or to any person whom they believe intends to resell ADSs to a Brazilian person, and

o the Brazilian underwriters and any bank, broker or dealer to whom they sell preferred shares will offer to sell or resell preferred shares only to persons whom they believe to be Brazilian persons and to persons whom they believe intend to resell preferred shares only to Brazilian persons.

The intersyndicate agreement also provides, among other things, that the representative and the Brazilian coordinator may direct the transfer of ADSs and preferred shares among the underwriters and the Brazilian underwriters in response to market demand. If there are transfers of ADSs or preferred shares, the number of ADSs and preferred shares initially available for sale by the underwriters or the Brazilian underwriters may be more or less than the amounts stated elsewhere in this prospectus.

Under the intersyndicate agreement, each underwriter has agreed that:

o it has not offered or sold and will not offer or sell any ADSs to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

o it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving, the United Kingdom; and

o it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 received by it in connection with the issue or sale of any ADSs in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us.


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


Purchasers of the securities offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Some of the underwriters and their affiliates and the selling shareholder have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or the selling shareholder. They have received customary fees and commissions for these transactions.

                             Validity of securities

The validity of the ADSs will be passed upon for us by Shearman & Sterling LLP, New York, New York. The validity of the preferred shares will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Sao Paulo, Brazil. Certain matters of U.S. and New York law will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Certain matters of Brazilian law will be passed upon for the underwriters by Machado Meyer Sendacz e Opice, Sao Paulo, Brazil. Certain matters of U.S. and New York law will be passed upon for BNDESPAR by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and for Nova and Votocel by Shearman & Sterling LLP, New York, New York. Certain matters of Brazilian law will be passed upon for BNDESPAR by its chief legal counsel, Mariane Sardenberg Sussekind, Esq. and for Nova and Votocel by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Sao Paulo, Brazil.


                                     Experts

The consolidated financial statements of Votarantim Celulose e Papel S.A. at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in this Registration Statement have been audited by Ernst & Young Auditores Independentes S.C., now named Ernst & Young Auditores Independentes S.S., independent auditors, as set forth in their reports thereon appearing elsewhere herein which, as to the year ended December 31, 2001 is based in part on the report of PricewaterhouseCoopers Auditores Independentes, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.


The consolidated financial statements at and for the year ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing accounting.


                  Where you can find more information about us

We have filed with the Securities and Exchange Commission, or the Commission, a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the U.S. Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this prospectus and the accompanying exhibits, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may


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


be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials. Copies of material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file financial statements and other periodic reports with the CVM located as Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900.

                Enforcement of judgments against foreign persons

We and the selling shareholders are incorporated under the laws of Brazil. Substantially all of our assets and those of the selling shareholders are located in Brazil. All of our directors and officers and certain advisors named herein reside in Brazil, and all of the selling shareholders' officers and directors reside in Brazil. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We, Nova and Votocel have been advised by Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga - Advogados, and BNDESPAR has been advised by its chief legal counsel, Mariane Sardenberg Sussekind, that judgments of U.S. courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment:

o fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

o is issued by a competent court after proper service of process is made in accordance with Brazilian law;

o    is not subject to appeal;

o    is for the payment of a sum certain;

o is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

o is not contrary to Brazilian national sovereignty, public policy or public morality.

We and the selling shareholders cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the United States securities laws with respect to the ADSs and the preferred shares represented by the ADSs.

We and the selling shareholders have been further advised by respective Brazilian counsel that:

o original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts will enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholders and the advisors named in this prospectus; and

o the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching our assets or those of the selling shareholders is limited by provisions of Brazilian law.

A plaintiff (whether Brazilian or non-Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant's attorney fees, as determined by a Brazilian judge.

                 Incorporation of certain documents by reference

The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with the Commission will automatically be deemed to update and supersede this information. We incorporate by reference the following document that has been filed with the Commission:

o our annual report on Form 20-F for the fiscal year ended December 31, 2002 (File No. 1-15018), but excluding the financial information related to "Adjusted EBITDA" contained therein, and

o the description of our preferred shares under the caption "Description of Capital Stock" contained in our registration statement on Form 8-A filed with the Commission on April 7, 2000 (File No. 1-15020).

We also incorporate by reference into this prospectus any future filings made with the Commission under sections 13(a), 13(c) or 15(d) of the Exchange Act and, to the extent designated therein, reports on Form 6-K that we furnish to the Commission.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department, Alameda Santos 1357 - 8(0) andar, 01419-908, Sao Paulo, Sao Paulo, Brazil (tel: (011-55-11) 3269-4000).

                   Index to Consolidated Financial Statements


                                                                                                          Page
Consolidated financial statements for the years ended December 31, 2001 and 2002

Report of PricewaterhouseCoopers Auditores Independentes, independent auditors............................F-3

Report of Ernst & Young Auditores Independentes S.C., independent auditors................................F-4

Report of independent accountants of Aracruz Celulose S.A. ...............................................F-5

Consolidated balance sheets as of December 31, 2001 and 2002..............................................F-6

Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002....................F-8

Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002................F-10

Consolidated statements of changes in shareholders' equity for the years ended December 31, 2000,
  2001 and 2002...........................................................................................F-11

Notes to the consolidated financial statements ...........................................................F-13

Condensed consolidated interim financial information for the three and nine-month periods ended September 30, 2002 and 2003

Unaudited condensed consolidated interim balance sheets as of December 31, 2002 and September 30, 2003....................................................................................F-39

Unaudited condensed consolidated interim statements of income for the three and nine-month ended September 30, 2002 and 2003.........................................................................F-41

Unaudited condensed consolidated interim statements of cash flows for the three and nine-month ended September 30, 2002 and 2003.........................................................................F-43

Notes to the unaudited condensed consolidated interim financial statements................................F-44


                        Votorantim Celulose e Papel S.A.

                       Consolidated financial statements
                 for the years ended December 31, 2001 and 2002

                        Report of Independent Accountants



To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.



In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2000 and 2001 were audited by other accountants whose report, dated January 28, 2002, expressed an unqualified opinion on those statements.



/s/ PricewaterhouseCoopers
PricewaterhouseCoopers                                Sao Paulo, Brazil
Auditores Independentes                               January 31, 2003

                         Report of Independent Auditors


The Board of Directors and Shareholders of
Votorantim Celulose e Papel S.A.


We have audited the accompanying consolidated balance sheet of Votorantim Celulose e Papel S.A. as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of and for the year ended December 31, 2001 of Aracruz Celulose S.A, (a corporation in which the Company has a 12.35% equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to balance sheet data included for Aracruz Celulose S.A, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Votorantim Celulose e Papel S.A. at December 31, 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                  ERNST & YOUNG
                          Auditores Independentes S.C.
                                  2SP015199/O-6

                            /s/ Idesio S. Coelho Jr.
                               Idesio S. Coelho Jr.
                                     Partner

Sao Paulo, Brazil
January 28, 2002

                        Report of Independent Accountants

To the Board of Directors and Shareholders
Aracruz Celulose S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and the results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers
PricewaterhouseCoopers                                Vitoria, Brazil
Auditores Independentes                               January 10, 2002

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------------

Assets                                                2001              2002
                                                   -------           -------
Current assets
     Cash and cash equivalents                         172                90
     Held-to-maturity investments                       87                31
     Trade accounts receivable, net                    171               136
     Inventories                                        60                55
     Deferred income tax                                 3
     Recoverable taxes                                   9                17
     Other                                               6                 9
                                                   -------           -------

                                                       508               338
                                                   -------           -------

Investment in affiliates, including goodwill           216               218
Goodwill                                               155                19
Property, plant and equipment, net                   1,100               907

Other assets
     Held-to-maturity investments                      277               289
     Unrealized gains from cross currency interest
         rate swaps                                     41                93
     Deferred income tax                                                  16
     Other                                              24                38
                                                   -------           -------

                                                       342               436
                                                   -------           -------

                                                     2,321             1,918
                                                   =======           =======

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares                                 (continued)
-------------------------------------------------------------------------------------------------------------


Liabilities and shareholders' equity                                                      2001           2002
                                                                                      --------        -------
Current liabilities
     Trade payables                                                                         57             54
     Short-term debt                                                                        69             66
     Current portion of long-term debt                                                     389            249
     Payroll, profit sharing and related charges                                            12              9
     Income taxes                                                                            3              6
     Dividends payable                                                                      40
     Other                                                                                  14             16
                                                                                      --------        -------

                                                                                           584            400
                                                                                      --------        -------
Long-term liabilities
     Long-term debt                                                                        584            724
     Deferred income tax                                                                    34
     Accrued liabilities for legal proceedings                                              12             27
                                                                                      --------        -------

                                                                                           630            751
                                                                                      --------        -------

Commitments and contingencies (Note 14)
Shareholders' equity
     Preferred shares, no par value, 56,000,000,000
     shares authorized, 17,182,209,232 shares issued
     at December 31, 2001 and 2002                                                         553            553
     Common shares, no par value, 28,000,000,000 shares authorized,
     21,140,490,321 shares issued at December 31, 2001 and 2002                            767            767
     Additional paid-in capital                                                             23             24
     Treasury shares, at cost, 2001 - 235,400,000 preferred shares; 2002 -
     144,300,000 preferred shares                                                          (6)            (4)
     Appropriated retained earnings                                                         27             31
     Unappropriated retained earnings                                                      518            584
     Accumulated other comprehensive deficit
         Net unrealized loss on available-for-sale securities of investee                                 (1)
         Cumulative translation adjustment                                               (775)        (1,187)
                                                                                      --------        -------

                                                                                         1,107            767
                                                                                      --------        -------

                                                                                         2,321          1,918
                                                                                      ========        =======

The accompanying notes are an integral part of the consolidated financial statements.


Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares
---------------------------------------------------------------------------------------------------------------------


                                                                                    2000         2001            2002
                                                                                 -------      -------         -------
Net operating revenue
       Domestic sales (net of sales taxes: 2000 - US$ 92; 2001 - US$ 99
       and 2002 - US$ 109)                                                           537          443             410
       Export sales (including related party sales: 2000 - US$ 196; 2001 -
       US$ 194 and 2002 - US$ 119)                                                   237          211             199
                                                                                 -------      -------         -------

                                                                                     774          654             609
Operating costs and expenses                                                     -------      -------         -------

   Cost of sales                                                                     371          344             329
   Selling and marketing                                                              58           56              58
   General and administrative                                                         33           32              30
   Other operating expenses (income), net                                            (2)            5              15
                                                                                 -------      -------         -------

                                                                                     460          437             432
                                                                                 -------      -------         -------

Operating profit                                                                     314          217             177
                                                                                 -------      -------         -------

Non-operating income (expense)
Financial income                                                                      94           71              73
Financial expense                                                                   (65)         (39)            (59)
Foreign exchange loss, net                                                          (14)          (8)            (11)
                                                                                 -------      -------         -------

                                                                                      15           24               3
                                                                                 -------      -------         -------

Income before taxes on income and cumulative effect of accounting change
   and equity in affiliates                                                          329          241             180
                                                                                 -------      -------         -------

       Current income tax expense                                                   (56)         (40)            (24)
       Deferred income tax benefit (expense)                                        (24)         (19)              34
                                                                                 -------      -------         -------

Income before cumulative effect of accounting change and equity in
   affiliates                                                                        249          182             190
                                                                                 -------      -------         -------

       Equity loss of investee                                                                                  (121)
       Cumulative effect of accounting change, net of tax
           (Note 2(o))                                                                             10
                                                                                 -------      -------         -------

Net income                                                                           249          192              69
                                                                                 =======      =======         =======

Votorantim Celulose e Papel S.A.

Condensed Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares                                        (continued)
---------------------------------------------------------------------------------------------------------------------

                                                                                 2000            2001            2002
                                                                               -------        -------         -------
Net income applicable to preferred shares                                         116              90              32
Net income applicable to common shares                                            133             102              37
                                                                               -------        -------         -------
Net income                                                                        249             192              69
                                                                               =======        =======         =======

Basic earnings per ADS - in U.S. dollars
       (1 ADS: 500 preferred shares)                                             3.45            2.65            0.96

Basic earnings per 1,000 shares - in U.S. dollars
       Preferred                                                                 6.89            5.31            1.91
       Common                                                                    6.27            4.83            1.74

Weighted average number of shares outstanding (thousand)
       Preferred                                                           16,867,058      16,946,809      17,021,387
       Common                                                              21,140,490      21,140,490      21,140,490






The accompanying notes are an integral part of the consolidated financial statements.


Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flow
Expressed in millions of U.S. dollars, except number of shares
---------------------------------------------------------------------------------------------------------------------

                                                                                     2000          2001          2002
                                                                                  -------       -------       -------
Cash flows from operating activities
       Net income                                                                   249           192            69
       Adjustments to reconcile net income to cash provided by operating activities
           Unrealized foreign exchange losses, net                                   14             8            11
           Equity loss in investees, net of dividends                                                           (15)
           Impairment of investment in investee                                                                 136
           Deferred income tax                                                       24            19           (34)
           Depreciation and depletion                                                63            52            51
           Cumulative effect of accounting change, net of tax                                     (10)
           Loss on disposal of property, plant and equipment                          2             4            17
           (Increase) decrease in assets and liabilities
                Trade accounts receivable                                            (8)          (35)           28
                Inventories                                                         (11)           (8)          (16)
                Other assets                                                         29           (10)          (43)
                Liabilities                                                          19            22           (19)
                                                                                  -------       -------       -------
Net cash provided by operating activities                                           381           234           185
                                                                                  -------       -------       -------
Cash flows from investing activities
       Maturities (purchases) of held-to-maturity investments                       155          (325)           49
       Acquisition of equity investee                                                            (370)
       Dividends received                                                                                         8
       Acquisition of property, plant and equipment                                (125)         (309)         (317)
       Proceeds from disposals of property, plant and equipment                       5             2
       Repayment of loans to related parties                                         66
                                                                                  -------       -------       -------
Net cash (used in) provided by investing activities                                 101        (1,002)         (260)
                                                                                  -------       -------       -------
Cash flows from financing activities
       Short-term debt                                                               (4)           13           (13)
       Long-term debt
           Issuances                                                                187           787           991
           Repayments                                                              (329)         (238)         (910)
       Acquisition of treasury shares                                                26                           2
       Dividends paid                                                               (23)          (37)          (34)
                                                                                  -------       -------       -------

Net cash provided by (used in) financing activities                                (143)          525            36
                                                                                  -------       -------       -------
Effect of exchange rate changes on cash and cash equivalents                        (26)          (74)          (43)
                                                                                  -------       -------       -------
Net increase (decrease) in cash and cash equivalents                                313          (317)          (82)
                                                                                  -------       -------       -------
Cash and cash equivalents at beginning of year                                      176           489           172
                                                                                  -------       -------       -------
Cash and cash equivalents at end of year                                            489           172            90
                                                                                  =======       =======       =======

The accompanying notes are an integral part of the consolidated financial statements.


Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

                                                                                     2000          2001          2002
                                                                                  -------       -------       -------

Preferred stock
       At beginning and end of year                                                 553           553           553
                                                                                  =======       =======       =======
Common stock
       At beginning and end of year                                                 767           767           767
                                                                                  =======       =======       =======
Additional paid-in-capital
       At beginning of year                                                           5            23            23
       Gain on sale of treasury stock                                                18                           1
                                                                                  -------       -------       -------
       At end of year                                                                23            23            24
                                                                                  =======       =======       =======

Treasury stock
       At beginning of year                                                         (14)           (6)           (6)

       Preferred stock acquired (2000 - 235,400,000)                                 (6)

       Preferred stock sold (2000 - 1,137,582,405; 2002 - 91,100,000)                14                           2
                                                                                  -------       -------       -------

       At end of year                                                                (6)           (6)           (4)
                                                                                  =======       =======       =======

Appropriated retained earnings
       At beginning of year                                                           9            19            27
       Transferred to available for sale reserve                                                                  1
       Transferred from unappropriated retained earnings                             10             8             3
                                                                                  -------       -------       -------
       At end of year                                                                19            27            31
                                                                                  =======       =======       =======

Unappropriated retained earnings
       At beginning of year                                                         188           374           518
       Net income                                                                   249           192            69
       Transferred to appropriated retained earnings                                (10)           (8)           (3)
       Dividends
           Preferred                                                                (23)          (19)
           Common                                                                   (30)          (21)
                                                                                  -------       -------       -------

       At end of year                                                               374           518           584
                                                                                  -------       -------       -------

Net unrealized loss on available-for-sale securities of equity investee
       Transferred from appropriated retained earnings                                                           (1)
                                                                                  =======       =======       =======



Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in millions of U.S. dollars, except number of shares                                        (continued)
---------------------------------------------------------------------------------------------------------------------

                                                                                     2000          2001          2002
                                                                                  -------       -------       -------
Cumulative translation adjustments
       At beginning of year                                                        (489)         (596)         (775)
       Loss for the year                                                           (107)         (179)         (412)
                                                                                  -------       -------       -------

       At end of year                                                              (596)         (775)       (1,187)
                                                                                  =======       =======       =======

Shareholders' equity at end of year                                               1,134         1,107           767
                                                                                  =======       =======       =======



Comprehensive income (loss)
       Net income                                                                   249           192            69
       Loss in equity investee on available-for-sale securities                                                  (1)
       Translation adjustments                                                     (107)         (179)         (412)
                                                                                  -------       -------       -------

Comprehensive income (loss)                                                         142            13          (344)
                                                                                  =======       =======       =======








The accompanying notes are an integral part of the consolidated financial statements.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

1.   Operations

     Votorantim Celulose e Papel S.A. (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

     We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are effected by such conditions which are beyond our control.

     We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. Our immediate parent company is Votocel Filmes Flexiveis Ltda., which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda. ("Hejoassu"). Hejoassu is controlled by the Ermirio de Moraes Family.

     In April 2000 we made our initial public offering of our American Depositary Shares. Each American Depositary Share represents 500 of our preferred shares. We sold 2,047,648 American Depositary Shares, and certain of our shareholders sold 5,872,352 American Depositary Shares. The U.S. underwriters offered 6,336,000 American Depositary Shares in the United States and Canada, and the international managers offered 1,584,000 American Depositary Shares outside the United States and Canada. In addition, the Brazilian underwriters offered 440,000,000 preferred shares in Brazil. Our preferred shares are traded on the Sao Paulo Stock Exchange and the other Brazilian stock exchanges under the symbol "VCPA4." Our American Depositary Shares are traded on the New York Stock Exchange under the symbol "VCP."

2.   Significant Accounting Policies

(a)  Basis of presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil as filed with the Comissao de Valores Mobiliarios (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

(b)  Translation of financial statements

     We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2000 - US$ 1.00: R$ 1.9554; December 31, 2001 - US$ 1.00 : R$ 2.3204; December 31,
     2002 - US$ 1.00 : R$ 3.5333.)

     Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustment account ("CTA") in shareholders' equity.

     In 2002, we incorporated VCP Overseas Holding KFT, a wholly owned subsidiary located in Hungary. In 2001, we incorporated Newark Financial Inc., a wholly owned subsidiary located in the British Virgin Islands. Both foreign subsidiaries transact the majority of their activities in U.S. dollars and accordingly, have elected such currency as their functional currency.

(c)  Principles of consolidation

     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportacoes e Participacoes S.A., VCP Florestal Ltda, St. Helen Holding III B. V., Normus Emprendimentos e Participacoes Ltda, Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 4) and our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

(d)  Cash and cash equivalents

     We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------
(e)  Held-to-maturity investments

     We consider our debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statement of income.

(f)  Inventories

     Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

(g)  Property, plant and equipment

     Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment costs using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

     Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Previously, costs were deferred based on a formula which reflected the accumulation of costs over a 21-year cycle which included three harvests.

     We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

(h)  Income taxes

     We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes".

(i)  Revenues and expenses

     We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated pass to our customers. Revenue is recorded net of sales returns of US$ 7 in each of 2000, 2001 and 2002. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

     Research and development expenses are charged to expense as incurred and totaled approximately US$ 1 in each of 2000, 2001 and 2002. Start-up expenses of new facilities and restructuring charges are also directly expensed.

     Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 28, US$ 27 and US$ 29 in 2000, 2001 and 2002, respectively.

(j)  Comprehensive income (loss)

     We report comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations and the translation adjustments included in the CTA component of shareholders' equity.

(k)  Earnings per share

     In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We also may pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our American Depository Shares.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

(l)  Use of estimates

     In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years. Such estimates include the selection of useful lives of property, plant and equipment, provisions for impairments and for contingent liabilities, and other similar evaluations. Actual results could differ from our estimates.

(m)  Employee benefits and other related matters

     In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

(n)  Environmental matters

     Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

(o)  Accounting for Derivative Instruments and Hedging Activities

     As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments.

     As a result of the adoption of SFAS 133, we recognize our cross currency interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, we recognized our cross currency interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We recorded the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133, resulted in a cumulative effect of accounting change of US$ 10, net of applicable tax expense of US$ 4, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

(p)  Reclassifications

     Certain reclassifications have been made to financial information as of December 31, 2001, and for the years ended December 31, 2000 and 2001, in order to make it consistent with the presentation of the information as of and for the year ended December 31, 2002. There was no effect on net income and comprehensive income for 2001 as a result of the reclassifications.

3.   Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB"), recently issued a number of Statements of Financial Accounting Standards ("SFAS"); management estimates that once adopted these statements will not have a material impact on the financial position and results of operations of the Company.

     o SFAS no. 143 - "Accounting for Asset Retirement Obligations", requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002.

     o SFAS no. 145 - "Extinguishment of Debt", addresses financial accounting and reporting for extinguishment of debt. SFAS 145 is effective for fiscal years beginning after May 15, 2002.

     o SFAS no. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", establishes the financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for fiscal years initiated after December 31, 2002.

4.   Acquisition of Investee

     On October 3, 2001, Newark Financial Inc., signed a Share Purchase and Sale Agreement to acquire 127,506,457 common shares of Aracruz, representing 28.00% of the voting share capital and 12.35% of equity share capital of Aracruz, for US$ 370. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDES Participacoes S.A. (with 12.5% of the voting shares and one seat on the board of directors). This transaction is subject to final approval by the Brazilian anti-trust authorities and we believe such approval will be provided. The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

     Aracruz's summarized financial position at December 31 is as follows:

                                                                                          2001            2002
                                                                                        ------          ------
        Currents assets                                                                    641             524
        Property, plant, and equipment, investments in affiliated company and
             other assets                                                                2,137           2,174
        Current liabilities                                                                425             239
        Long-term debt (long-term portion)                                                 537             611
        Total equity                                                                     1,738           1,761

        Dividends received from Aracruz during 2002, totaled US$ 8.


     SFAS no. 142, "Goodwill and Other Intangible Assets", requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Consistent with SFAS no. 142 and Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock", the Company reduced the carrying value of its investments in Aracruz to quoted market value at December 31, 2002.

     The impairment provision was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 million (gross of deferred income tax effects of US$ 46) was charged directly to income ("Equity loss of investee"). The deferred tax effect is included in "Deferred income tax benefit".

5.   Income Taxes

     Income taxes in Brazil include federal income tax an social contribution. The composite statutory tax rate was 34% for 2000, 2001 and 2002.

(a)  Income tax reconciliation

     The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

                                                                       2000               2001              2002
                                                                     ------             ------            ------
        Income before income taxes                                      329                241               180
                                                                     ------             ------            ------

        Income tax expense at statutory tax rate                        112                 82                61
        Reconciliation of statutory to effective rate
               Effect of REFIS election (below)                                            (23)              (25)
               Deferred tax on impairment
                   in Aracruz                                                                                (46)
               Interest attributed to capital                           (19)
               Goodwill tax amortization                                (11)
               Other                                                     (2)
                                                                     ------             ------            ------

        Income tax expense (benefit)                                     80                 59               (10)
                                                                     ======             ======            ======

     Consistent with our enrollment in the Program of Tax Recovery (REFIS), we may elect annually for each year between 2001 and 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales (or the year adjusted by financial income and other income) or actual pre-tax income. Both basis are determined on the companies' statutory records. For 2001 and 2002 Votorantim Celulose e Papel S.A. (parent company) elected to calculate and pay income taxes based on the provisions of REFIS, whereas its subsidiaries are assessed based on adjusted pretax income.

(b)  Analysis of deferred tax balances

                                                                    2001      2002
    Deferred tax assets
           Tax loss carryforwards (primarily, VCP Exportadora e
               Participacoes S.A.)                                             17
           Preoperating costs capitalized for tax and other          10
                 Tax effects on impairment of investee (Note 4)                46
           Other provisions                                           4         4
                                                                  ------    ------
    Total deferred tax assets                                        14        67
                                                                  ======    ======

    Deferred tax liabilities
           Cross currency interest swap contracts                   (12)      (36)
             Property, plant and equipment                          (33)      (15)
                                                                  ------    ------

                                                                    (45)      (51)
                                                                  ------    ------

    Net deferred tax assets (liabilities)                           (31)       16
                                                                  ======    ======

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

6.   Held-to-maturity Investments

                                                                                                     2001
                                                ---------------------------------------------------------
                                                  Book     Gross unrealized                Estimated fair
                                                 Value                gains                         value
                                                ------       --------------                --------------
        In reais
            Bank Certificate of Deposits            55                    1                            55
            Debentures                              39                    5                            39
        In U.S. dollars
            Brazilian Public Bonds                 270                   12                           274
                                               -------              -------                       -------
        Total                                      364                   18                           368
                                               =======              =======                       =======



                                                                                                     2002
                                                ---------------------------------------------------------
                                                  Book     Gross unrealized                Estimated fair
                                                 Value       gains (losses)                         value
                                                ------       --------------                --------------
        In reais
            Debentures                              24                    3                            24
        In U.S. dollars
            Time deposits                            8                                                  8
            Brazilian Public Bonds                 288                 (37)                           214
                                               -------              -------                       -------

        Total                                      320                 (34)                           246
                                               =======              =======                       =======


                                                                                                     2002
                                                                                  -----------------------
                                                                                    Book        Estimated
        Maturity periods                                                           Value       fair value
       ------------------------                                                   ------      -----------
        Due in less than one year                                                     31               25
        Due in one to three years                                                    185              147
        Due after five years                                                         104               74
                                                                                  ------           ------
                                                                                     320              246
                                                                                  ======           ======

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

7.   Trade Accounts Receivable

                                                              2001      2002
                                                            ------    ------
        Export receivables, denominated in U.S. dollars         77        67
        Domestic receivables                                    98        74
        Allowance for doubtful accounts                        (4)       (5)
                                                            ------    ------
                                                               171       136
                                                            ======    ======

     As at and for the years ended December 31, 2000, 2001 and 2002, except for our related party Votorantrade N.V. (Note 12), no other single customer or group represented more than 10% of our consolidated trade accounts receivable balance or consolidated sales.

8.   Inventories

                                                         2001      2002
                                                       ------    ------
        Finished products                                  21        24
        Work in process                                     5         4
        Raw materials and supplies                         30        24
        Imports in transit and other                        4         3
                                                       ------    ------
                                                           60        55
                                                       ======    ======

9.   Property, Plant and Equipment

                                                          2001       2002
                                                        ------    ------
        Land                                                44         30
        Buildings                                           97         74
        Machinery, equipment and installations             766        664
        Forests                                            210        113
        Other                                               62         96
        Construction in progress                           229        122
                                                        ------    ------
                                                         1,408      1,099
        Accumulated depreciation and depletion           (308)      (192)
                                                        ------    ------
                                                         1,100        907
                                                        ======    ======

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------


     Interest capitalized on construction in progress in each of the periods was: 2000 - US$ 5; 2001 - US$ 11 and 2002 - US$ 41.

10.  Short-term Debt

     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings
     (ACEs), bearing an annual average interest rate of approximately 5.7% at December 31, 2002 (2001 - 6.1 %). Historically, we have not incurred significant losses in connection with such recourse provisions.

11.  Long-term Debt

                                                     Interest rate at
                                                     December
                                                     31 2002 - % p.a.     2001           2002
                                                    -----------------   ------         ------
        In U.S. dollars
             Syndicated bank loan                    LIBOR + 1.95          353            380
             Bank loan                               LIBOR + 5.00                         200
             Export credits (pre-payment)            LIBOR + 1.64          151            151
             Export credits (ACCs)                   5.73                  145            113
             Import credits                          4.20                   18             13
             International Finance Corporation                               1

        Related party
             Voto loan                                                     200
             Votorantrade N.V. loan                                         11

        In reais
             Banco Nacional de Desenvolvimento
                 Economico e Social ("BNDES")        TJLP + 3.0 a 3.5       94            116
                                                                        ------         ------
                                                                           973            973
                                                                        ------         ------
        Less:  current portion                                            389)          (249)
                                                                        ------         ------
        Long-term portion                                                  584            724
                                                                        ======         ======


        Note: The LIBOR (London Interbank Offered Rate) at December 31, 2002 was
              1.44% per annum.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

          The TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate reset quarterly by the Brazilian Central Bank, at December 31, 2002 was 11% per annum.

(a)  Voto loan

     In December 1996, Voto received a US$ 300 bridge loan from ING Barings, of which US$ 150 was advanced to us at that time. In June 1997, Voto issued US$ 400, 8.5% notes due 2005 ("Voto Notes"), jointly and severally guaranteed by us and Cimento Rio Branco S.A., a subsidiary of S.A. Industrias Votorantim ("SAIV"), members of the Votorantim Group (collectively the "Guarantors"). The bridge loan was paid in full with the proceeds of this issue and an additional US$ 50 was transferred to us. Voto charged us an interest rate on the US$ 200 intercompany loan identical to that which it pays to the holders of the Voto Notes. The remaining balance of US$ 200 of the Voto Notes was transferred to SAIV.

     In connection with our guarantee of the Voto Notes we are subject to covenants, primarily relating to the maintenance of a certain level of net borrowing (debt less our cash equivalents and held-to-maturity investments).

     Voto has no operations and its only significant liability is the 8.5% US$ 400 Notes and its only significant asset is the 8.5% US$ 400 loan receivable from us and SAIV. Current assets and current liabilities were less than US$ 1 at December 31, 2001 and 2002. Shareholders' equity and net income were less than US$ 1 at December 31, 2000, 2001 and 2002 and for the years then ended.

     Under the Voto Notes indenture, each holder of the notes could require Voto to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. Also, under the Voto Notes indenture, Voto could upon notice repurchase the notes from holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. In either case, Voto could procure any other person to purchase the notes that are subject to its repurchase.

     In June 2002, our wholly-owned subsidiary St. Helen Holding III B.V., located in Curacao, exercised the call option and purchased the US$ 200 notes. Funds used for the acquisition of these notes were raised through a bank loan, maturing in 2005. The discount obtained by St. Helen Holding III of US$ 1 on the purchase of the Voto Notes has been deferred to be recognized over the term of the loan. The remaining balance of US$ 200 was repurchased by a wholly owned subsidiary of SAIV.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------

(b)  Syndicated bank loan

     In November 2001, Newark Financial Inc. obtained a bridge loan of US$ 370 to finance the acquisition of our interest in Aracruz. On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark Financial Inc., entered into a US$ 380 credit agreement with a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark Financial Inc. (US$ 304 by VCP Trading and US$ 76 million by VCP North America). Newark Financial Inc. used the proceeds from these advances to pay in full the bridge loan and to make certain payments in connection with the credit agreement. The obligations of VCP Trading N.V. and VCP North America Inc. under the credit agreement are guaranteed directly or indirectly by Newark Financial Inc., VCP Exportadora e Participacoies S.A. and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables from customers for the sales of certain products arising under agreements entered among Newark Financial Inc, VCP Trading N.V. and VCP North America Inc.

     As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios.

(c)  Other guarantees

     The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company. The IFC loan is secured by liens on certain of our properties. The carrying amount of our assets securing these loans was approximately US$ 241 at December 31, 2002.

(d)  Long-term debt maturities

     At December 31, 2002, long-term debt maturities are as follows:

        2004                          267
        2005                          346
        2006                           62
        2007                           19
        2008                           19
        Thereafter                     11
                                    -----
                                      724
                                    =====

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
------------------------------------------------------------------------


12.  Related Parties

     Balances and transactions with related parties are as follows:

                                                             Nature and business purpose
                                                             of transactions                         2001          2002
                                                             ----------------------------           -----         -----

        Cash, cash equivalents and held-to                   Surplus cash funds invested
           maturity investments                              with Group financial
              Votorantim Group company                       institutions
                Banco Votorantim S.A.                                                                 354           320
                Votorantim Financas S.A.                                                               38            18
                Draft II Participacoes S.A.                                                            14             6

        Trade accounts receivable                            Sales to trading company
           Votorantim Group company
                Votorantrade N.V.                                                                      69            60

        Unrealized gains from cross currency                 Arising from swap contract
           interest rate swaps                               transactions in which the
           Votorantim Group company                          Group financial institution
                Banco Votorantim S.A.                        acts as counter-party                     41            86

        Long-term loans from related parties
           Votorantim Group company
                Voto                                                                                  200
                Votorantrade N.V.                                                                      11
           Parent of a significant shareholder - BNDES                                                 94           116


     The above cash equivalent, held-to-maturity investments and loans earn interest at market rates.

     Revenue, income and expenses from transactions with related parties were as follows:

                                               2000         2001       2002
                                             ------       ------     ------
        Export sales revenue                    196          194        119
        Financial income                         76           50        248
        Financial expenses                       24           21

     Export sales revenue primarily relates to sales made to Votorantrade N.V.; financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent charges on intercompany loans from related parties.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------

13.  Financial Instruments and Derivatives

     We primarily use cross currency interest rate swap contracts and Brazilian Public bonds indexed to the U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Public bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

     We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

     o Cash and cash equivalents: the carrying amounts reported in our balance sheet for cash and cash equivalents approximate their fair values.

     o Held-to-maturity investments: the carrying amounts reported in our balance sheet for held-to-maturity investments approximate their fair value.

     o Long- and short-term debt: the carrying amounts of our short-term debt approximate their fair values. The fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

     The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2001 and 2002 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 253 and US$ 255, respectively and their fair values were US$ 32 and US$ 93, respectively. In 2000, we recognized these swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, upon the adoption of SFAS 133, we recognized these swap contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlement on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------


The carrying amounts and fair values of our financial instruments at December 31 were as follows:

                                                                                2001                            2002
                                                         ---------------------------       -------------------------
                                                            Carrying                        Carrying
                                                              Amount      Fair Value          Amount      Fair Value
                                                          ----------      -----------       ---------     ----------
        Cash and cash equivalents                                172             173              90              90
        Held-to-maturity investments                             364             368             320             246
        Unrealized gains from cross currency
         interest rate swaps                                      41              41              93             118
        Short-term debt                                           69              69              66              57
        Long-term debt                                           973             972             973             948



14.  Commitments and Contingencies

     We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made escrow deposits under the custodianship of a court held under our name (included in "Other non-current assets - other") which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                                      2001                            2002
                                 -------------------------        ------------------------
                                  Deposits      Provisions        Deposits      Provisions
                                 ---------      ----------        --------      ----------
        Tax-related                      2               7              10              19
        Civil-related                                    2                               5
        Labor-related                    2               3               2               3
                                 ---------      ----------        --------      ----------
                                         4              12              12              27
                                 =========      ==========        ========      ==========

     The activity in our provision account for 2000, 2001 and 2002 was as follows:

                                                      2000       2001        2002
                                                     -----      -----       -----
        At beginning of year                            17         13          12
        Translation adjustment                         (1)        (2)         (4)
        Provisions for new legal proceedings                        2          19
        Amounts paid to settle litigation              (3)        (1)
                                                     -----      -----       -----
        At end of year                                  13         12          27
                                                     =====      =====       =====

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------



(a)  Tax-related

     In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed (an uplift of 70%) depreciation arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of up to 43% of this uplift. Based on advice from our legal counsel, we accrued US$ 3 relating to this claim.

     In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court during 2002, we accrued US$ 7 relating to this claim.

     During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added SalesTax) in the computation basis for the COFINS tax, relating the period from 1996 to 2002, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We accrued and deposited US$ 8 relating to this claim.

(b)  Other unprovided possible losses

     VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

     Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

     These possible losses, at December 31, are as follows:

                                          2001        2002
                                        ------      ------
        Tax-related                          2           9
        Civil-related                                    5
        Labor-related                                    5
                                        ------      ------
        Total                                2          19
                                        ------      ------

(c)  Sale of investee

     On December 29, 1999, we sold our 51% interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------

     R$ 22 million (approximately US$ 6 million) until 2005. No amounts have been paid under this indemnification and we believe such amounts ultimately paid, if any, will not be significant.

(d)  Commitments

     We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

     In addition to the credit agreement with a syndicate of banks (Note 11) we are the guarantor of an equipment loan made to Votocel Filmes Flexiveis Ltda. (a Votorantim company) which presents a balance of US$ 8 at December 31, 2002. At December 31, 2001 and 2002, VCP has loans totaling US$ 200 that are guaranteed by other companies of the Votorantim Group.

     We provide guarantees to banks, generally not in excess of 180 days though in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2002, customer guarantees provided by us totaled US$ 38 (US$ 61 at December 31, 2001). Our guarantees are usually secured by the personal guarantee of the customer's owner.

     We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were approximately US$ 1 in each of 2000, 2001 and 2002.

     We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts, which began in 1999, represent approximately 51% of our current annual pulp production. The contracts expire from 2002 to 2005.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------

     We have commitments for capital expenditures amounted to US$ 110 at December 31, 2002.

     We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 15 years. The contractual obligations in connection with such contracts are US$ 38 per year.

15.  Segment Information

(a)  Segment information

     The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

     The accounting policies underlying the financial information provided for the segments are based on Brazilian accounting principles used for statutory purposes. We evaluate segment performance information generated from the statutory accounting records. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

                                                           2000           2001         2002
                                                        -------        -------      -------
        Revenue
             Revenue from external customers
                 Pulp                                       207            143          129
                 Paper                                      567            511          480
                                                        -------        -------      -------
        Total revenue from external customers               774            654          609
        Intersegment sales of pulp to paper
             segment                                        228            183          158
                                                        -------        -------      -------
        Total revenue before intersegment sales
             eliminations                                 1,002            837          767
                                                        =======        =======      =======


                                      F-31


         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------


                                                           2000           2001         2002
                                                        -------        -------      -------
        Depreciation and depletion expense
                 Pulp                                        58             48           46
                 Paper                                       23             21           19
                                                        -------        -------      -------
        Total depreciation and depletion
             expense allocated to segments per
             accounting principles generally
             accepted in Brazil                              81             69           65
                                                        -------        -------      -------
        Reconciling items to US GAAP
                 Pulp                                      (13)           (12)         (10)
                 Paper                                      (5)            (5)          (4)
                                                        -------        -------      -------
        Total depreciation and depletion
             expense-US GAAP                                 63             52           51
                                                        -------        -------      -------

     There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------



                                                                      2000           2001            2002
                                                                    ------         ------          ------
        Segment operating profit
             Pulp                                                      212            115              88
             Paper                                                      62             72              82
                                                                    ------         ------          ------
             Total segment operating profit per accounting
             principles generally accepted in Brazil                   274            187             170
                                                                    ------         ------          ------

        Reconciling item to US GAAP
             Difference in depreciation and
                 amortization expense
                 Pulp                                                   13             15              10
                 Paper                                                   5              6               4
             Start-up costs
                 Pulp                                                  (1)            (3)             (4)
                 Paper                                                 (2)            (1)             (2)
                                                                    ------         ------          ------
             Other adjustments
                 Pulp                                                   14              1             (1)
                 Paper                                                  11             12             (2)
                                                                    ------         ------          ------
             Total Pulp                                                238            128              93
             Total Paper                                                76             89              84
                                                                    ------         ------          ------
        Total operating profit -US GAAP                                314            217             177
             Financial income                                           94             71              73
             Financial expenses                                       (65)           (39)            (59)
             Foreign exchange losses, net                             (14)            (8)            (11)
                                                                    ------         ------          ------
        Income before income tax and equity income of
             investees and cumulative effect of account
             change                                                    329            241             180
                                                                    ======         ======          ======


         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------

                                                                      2000           2001            2002
                                                                    ------         ------          ------
        Segment assets
             Pulp                                                      585            683             576
             Paper                                                     362            385             284
                                                                    ------         ------          ------
        Total segment assets per accounting principles generally
             accepted in Brazil                                        947          1,068             860

        Reconciling item to US GAAP
             Pulp                                                       34             22              29
             Paper                                                      16             10              18
                                                                    ------         ------          ------
        Total Pulp                                                     619            705             605
        Total Paper                                                    378            395             302
                                                                    ------         ------          ------
        Total property, plant and equipment -US GAAP                   997          1,100             907
                                                                    ------         ------          ------

        Corporate assets - US GAAP
             Cash and cash equivalents                                 489            172              90
             Held-to-maturity investments                               17            364             320
             Trade accounts receivable                                 159            171             136
             Equity investees (pulp)                                                  371             237
             Other corporate assets                                    128            143             228
                                                                    ------         ------          ------
        Total assets - US GAAP                                       1,790          2,321           1,918
                                                                    ======         ======          ======
        Capital expenditures
             Pulp                                                       72            217             229
             Paper                                                      48             81              71
                                                                    ------         ------          ------
        Total segment capital expenditures per account principles
             generally accepted in Brazil                              120            298             300
                                                                    ------         ------          ------
        Reconciling item to US GAAP
             Capitalized interest
                 Pulp                                                    4              8              14
                 Paper                                                   1              3               2
                                                                    ------         ------          ------
             Total capitalized interest                                  5             11              16
                                                                    ------         ------          ------
             Total pulp                                                 76            225             243
             Total paper                                                49             84              73
                                                                    ------         ------          ------
        Total capital expenditures - US GAAP                           125            309             316
                                                                    ======         ======          ======

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
----------------------------------------------------------------------


(b)  Export sales by region

     The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.


                                                              2000                  2001                  2002
                                                  ----------------      ----------------      ----------------
                                                  Paper       Pulp      Paper       Pulp      Paper       Pulp
                                                 ------       ----      -----       ----      -----       ----
        North America                                18         51         37         47         40         38
        Europe                                       37         77         26         45         28         44
        Middle East and Asia                          5         19          4         15          6         14
        Africa                                                              2                     5
        South America, other than Brazil             30                    35                    24
                                                 ------       ----      -----       ----      -----       ----
                                                     90        147        104        107        103         96
                                                 ======       ====      =====       ====      =====       ====


16.  Shareholders' Equity

     Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 1999, 2000 and 2001 we paid dividends in excess of the mandatory amount.

     The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

     In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (Appropriated retained earnings). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

     Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian Corporate Law.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-------------------------------------------------------------------------


     The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under accounting principles set forth under Brazilian corporate law and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2002, we had unappropriated retained earnings of R$ 949 million (R$ 777 million in 2001) in our statutory books, equivalent, at the exchange rate at December 31, 2002, to US$ 269 (US$ 335 in 2001). As required by Brazilian Corporate Law, the statutory books present retained earnings net of a provision for a dividend which has not yet been declared by the shareholders, equivalent to US$ 27. This provision has not been deducted from shareholders' equity reported under US GAAP.

     Dividends paid per thousand shares in U.S. dollars were as follows:

                                        2000          2001         2002
                                      ------         -----      -------
        Preferred                       0.65          1.02         0.91
        Common                          0.59          0.93         0.83

     Brazilian corporations are permitted to attribute interest on shareholders' equity similar to dividends declared, which is deductible for income tax purposes if the corporation opts to use the method of calculating the income tax based on pre-tax income. We elected to pay such interest to our shareholders on December 31, 2000, and accrued the amount with a direct charge to shareholders' equity. The distribution to the shareholders is subject to withholding income tax generally at the rate of 15%.

17.  Concentration of Credit Risk

     We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with Banco Votorantim S.A. and other highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected. The provision for doubtful accounts was US$ 1 at December 31, 2001 and US$ 4 at December 31, 2002.

         Votorantim Celulose e Papel S.A.

         Notes to the Consolidated Financial Statements
         Expressed in millions of U.S. dollars, except number of shares
-----------------------------------------------------------------------


18.  Supplemental Cash Flow Information

                                                       2000       2001      2002

                                                     ------     ------    ------
        Cash paid during the year for
          Income tax                                     39         34        19
          Interest                                       57         38        54
        Non-cash transactions
          Trade payable - Fixed assets                              10         4

19.  Financial Income and Financial Expense

                                                          2000       2001        2002
                                                        -------    ------      ------
        Financial income
             Interest income on cash equivalents            43         41          39
             Held-to-maturity investments
                 Realized gains                             17                      5
                 Unrealized gains                           12         16          16
             Interest income on credit sales                 2          1           1
             Other                                          20         13          12
                                                        -------    ------      ------
                                                            94         71          73
                                                        =======    ======      ======
        Financial expenses
             Interest and charges on real debt              11          6           6
             Interest and charges on U.S. dollar debt       49         30          50
             Other                                           5          3           3
                                                        -------    ------      ------
                                                            65         39          59
                                                        =======    ======      ======


20.  Defined Contribution Plan

     In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we will match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we will match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was US$ 1 in 2001 and 2002.

                        Votorantim Celulose e Papel S.A.
                   Consolidated interim financial information
                      for the three and nine-month periods
                       ended September 30, 2002 and 2003

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheet
Expressed in millions of United States dollars, except number of shares
   ---------------------------------------------------------------------


                                                                         December 31,       September 30,
Assets                                                                           2002                2003
                                                                         -----------        -------------
                                                                                              (Unaudited)

Current assets
    Cash and cash equivalents                                                      90                 284
    Held-to-maturity investments                                                   31                  51
    Trade accounts receivable, net (allowance for doubtful
    accounts - 2002 - US$ 5; 2003 - US$ 4)                                        136                 153
    Inventories                                                                    55                  97
    Recoverable taxes                                                              17                  38
    Other                                                                           9                  11
                                                                          -----------        ------------
                                                                                  338                 634
                                                                          -----------        ------------
Investment in affiliates, including goodwill                                      237                 240
Property, plant and equipment, net                                                907               1,170

Other assets
    Held-to-maturity investments                                                  289                 229
    Unrealized gains from foreign currency and interest rate swaps                 93                  57
    Deferred income tax                                                            16                  15
    Other                                                                          38                  51
                                                                          -----------        ------------
                                                                                  436                 352
                                                                          -----------        ------------
Total assets                                                                    1,918               2,396
                                                                          ===========        ============

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheet
Expressed in millions of United States dollars, except number of shares          (continued)
--------------------------------------------------------------------------------------------


                                                                                    December 31,        September 30,
Liabilities and shareholders' equity                                                        2002                 2003
                                                                                   -------------        -------------
                                                                                                          (Unaudited)
Current liabilities
    Trade payables                                                                          54                 42
    Short-term debt                                                                         66                 79
    Current portion of long-term debt                                                      249                437
    Payroll, profit sharing and related charges                                              9                 14
    Income taxes                                                                             6                  9
    Other                                                                                   16                 30
                                                                                   -------------        -------------
                                                                                           400                611
                                                                                   -------------        -------------
Long-term liabilities
    Long-term debt                                                                         724                632
    Accrued liabilities for legal proceedings                                               27                 50
                                                                                   -------------        -------------
                                                                                           751                682
                                                                                   -------------        -------------
Commitments and contingencies (Note 12)

Shareholders' equity
    Preferred shares, no par value, 56,000,000,000 shares
        authorized, 17,182,209,232 shares issued                                           553                553
    Common shares, no par value, 28,000,000,000 shares
        authorized, 21,140,490,321 shares issued                                           767                767
    Additional paid in capital                                                              24                 28
    Treasury shares, at cost, 2002 - 144,300,000 preferred shares;
        2003 - 25,000,000 preferred shares                                                  (4)                (1)
    Appropriated retained earnings                                                          31                 31
    Unappropriated retained earnings                                                       584                724
    Accumulated other comprehensive deficit
        Net unrealized loss on available-for-sale securities of investee                    (1)                (1)
        Cumulative translation adjustment                                               (1,187)              (998)
                                                                                   -------------        -------------
                                                                                           767              1,103
                                                                                   -------------        -------------
Total liabilities and shareholders' equity                                               1,918              2,396
                                                                                   =============        =============

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Income
Expressed in millions of United States dollars, except number of shares
-----------------------------------------------------------------------



                                                                              Three-month period             Nine-month period
                                                                              ended September 30            ended September 30
                                                                         -----------------------      -------------------------
                                                                             2002           2003           2002           2003
                                                                        ---------      ---------      ---------      ---------
                                                                        Unaudited      Unaudited      Unaudited      Unaudited


Net operating revenue
  Domestic sales: (net of sales tax: three months ended
    September 2002-US$ 27, 2003-US$ 33; nine months ended
    September 2002-US$ 79, 2003-US$ 87)                                      102            111            313            321
  Export sales: (including related party sales: three
    months ended September 2002-US$ 34; nine
      months ended September 2002-US$ 106, 2003-US$ 58)                       53             95            151            261
                                                                        ---------      ---------      ---------      ---------
                                                                             155            206            464            582
                                                                        ---------      ---------      ---------      ---------
Operating costs and expenses
  Cost of sales                                                               83            109            257            296
  Selling and marketing                                                       15             21             43             56
  General and administrative                                                   8              9             22             23
  Other operating expenses, net                                                5              1             13             10
                                                                        ---------      ---------      ---------      ---------
                                                                             111            140            335            385
                                                                        ---------      ---------      ---------      ---------
Operating income                                                              44             66            129            197

Non-operating income (expense)
  Financial income                                                            17             17             60             47
  Financial expense                                                          (19)           (19)           (51)           (52)
  Foreign exchange gain (loss) and unrealized gain (loss) on
    swaps, net                                                                (5)            (4)            (3)           (11)
                                                                        ---------      ---------      ---------      ---------
                                                                              (7)            (6)             6            (16)
                                                                        ---------      ---------      ---------      ---------
Income before taxes on income and equity in affiliates                        37             60            135            181
  Income tax expense
    Current                                                                   (4)            (8)           (17)           (22)
    Deferred                                                                  (6)             2            (15)             5
                                                                        ---------      ---------      ---------      ---------
                                                                             (10)            (6)           (32)           (17)

Income before equity in affiliates                                            27             54            103            164
  Equity in earnings of investee                                              15              8             19             15
                                                                        ---------      ---------      ---------      ---------
Net income                                                                    42             62            122            179
                                                                        =========      =========      =========      =========

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Income
Expressed in millions of United States dollars, except number of shares                                 (continued)
-------------------------------------------------------------------------------------------------------------------




                                                                          Three-month period               Nine-month period
                                                                          ended September 30              ended September 30

                                                                        2002            2003             2002            2003
                                                                     ---------      ---------        ---------       ---------
                                                                     Unaudited       Unaudited        Unaudited       Unaudited

Net income applicable to preferred stock                                    20              29              57              84
Net income applicable to common stock                                       22              33              65              95
                                                                     ---------       ---------       ---------       ---------
Net income                                                                  42              62             122             179
                                                                     =========      ==========       =========       =========
Basic and diluted earnings per ADS - in U.S. dollars
   (1 ADS: 500 preferred shares)                                          0.59            0.86            1.69            2.47

Basic and diluted earnings per 1,000 shares - in U.S. dollars
   Preferred                                                              1.17            1.71            3.37            4.93
   Common                                                                 1.06            1.56            3.07            4.48

Weighted average number of shares outstanding (thousand)
   Preferred                                                        17,037,909      17,097,288      17,021,387      17,097,288
   Common                                                           21,140,490      21,140,490      21,140,490      21,140,490













The accompanying notes are an integral part of the condensed consolidated financial information.


Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Cash Flows
Expressed in millions of United States dollars
----------------------------------------------------------

                                                                            Three-month period               Nine-month period
                                                                            ended September 30              ended September 30
                                                                     ---------------------------    ------------------------------
                                                                          2002            2003            2002            2003
                                                                     ---------       ---------       ---------       ---------
                                                                     Unaudited       Unaudited       Unaudited       Unaudited

Cash flows from operating activities
  Net income                                                             42              62             122             179
  Adjustments to reconcile net income to cash provided by
    operating activities
      Unrealized foreign exchange gain (loss) and
        unrealized gain (loss) on swaps, net                              4               4               2              11
      Equity in earnings of investee                                    (15)             (8)            (19)            (15)
      Deferred income tax                                                 6              (2)             15              (5)
      Amortization, depreciation and depletion                           13              18              41              52
      Loss on disposal of property, plant and equipment                   6                              14               1
      (Increase) decrease in assets
        Trade accounts receivable                                        27             (15)             43
        Inventories                                                      (2)             (7)             (7)            (29)
        Other assets                                                    (14)             (8)            (38)             (1)
      Increase (decrease) in liabilities                                (28)             (3)            (21)            (16)
                                                                     ---------       ---------       ---------       ---------
Net cash provided by operating activities                                39              41             152             177
                                                                     ---------       ---------       ---------       ---------
Cash flows from investing activities
  Sales of held-to-maturity investments, net                             59              28              43              70
  Acquisition of property, plant and equipment                          (66)            (39)           (249)           (121)
                                                                     ---------       ---------       ---------       ---------
Net cash used in investing activities                                    (7)            (11)           (206)            (51)
                                                                     ---------       ---------       ---------       ---------
Cash flows from financing activities
  Short-term debt                                                       (24)             24             (21)              6
  Long-term debt
    Issuances                                                            85             200             941             414
    Repayments                                                          (93)           (126)           (867)           (334)
  Sales of treasury shares                                                                5               2               6
  Dividends paid                                                                                        (34)            (40)

Net cash provided by (used in) financing activities                     (32)            103              21              52
                                                                     ---------       ---------       ---------       ---------
Effect of exchange rate changes on cash and cash
  equivalents                                                           (19)             (3)            (48)             16
                                                                     ---------       ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                    (19)            130             (81)            194
                                                                     ---------       ---------       ---------       ---------
Cash and cash equivalents at beginning of period                        110             154             172              90
                                                                     ---------       ---------       ---------       ---------
Cash and cash equivalents at end of period                               91             284              91             284
                                                                     ---------       ---------       ---------       ---------



The accompanying notes are an integral part of the condensed consolidated financial information.

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------

 1.  Our Business

     Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

     We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

 2.  Condensed Accounting Policies

(a)  Basis of presentation and translation

     The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

     The condensed consolidated financial information as at and for the three and nine-month periods ended September 30, 2002 and 2003 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

     The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2002. Our results for the nine-months period ended September 30, 2003 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2003.

     The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2002.

     Our balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participacoes S.A., VCP Florestal Ltda, St. Helen Holding III B.V., Normus Emprendimentos e Participacoes Ltda, Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------

     consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO I") and Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") respectively, are accounted for using the equity method.

     The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards
     (SFAS) No. 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (December 31, 2002 - R$ 3.5333:
     US$1.00; September 30, 2003 - R$ 2.9234: US$ 1.00), and a accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (September 30, 2002 - R$ 3.1233: US$ 1.00; September 30, 2003 - R$ 2.9324: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)  Revenues and expenses

     We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

     Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 7 and US$ 13 in the three months ended September 30, 2002 and 2003, respectively, and US$ 21 and US$ 36 in the nine months ended September 30, 2002 and 2003, respectively.

(c)  Recoverability of our long-lived assets

     We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

     An impairment provision was determined in the fourth quarter of 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002 of US$ 136 (gross of deferred income tax effects of US$ 46) which was charged directly to income.

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------

(d)  Derivative financial instruments

     As of January l, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments. As a result of adoption of SFAS No. 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

(e)  Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB"), recently issued a number of pronouncements which upon adoption in 2003, did not have a material impact on our financial position and results of operations.

     SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", establishes the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. We do not have any entities or transactions which are subject to the requirements of FIN 46 and do not expect FIN 46 to have a material impact on our financial statements.

 3.  Inventories

                                              December 31, 2002   September 30, 2003
                                              -----------------   ------------------
                                                                         (Unaudited)
        Finished products                                    24                   50
        Work in process                                       4                    6
        Raw materials and supplies                           24                   40
        Imports in transit and other                          3                    1
                                              -----------------   ------------------
                                                             55                   97
                                              =================   ==================



     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------


 4.  Property, Plant and Equipment

                                                                           December 31, 2002      September 30, 2003
                                                                           -----------------      ------------------
                                                                                                         (Unaudited)
         Land                                                                            30                      46
         Buildings                                                                       74                      94
         Machinery, equipment and installations                                         664                     909
         Forests                                                                        113                     167
         Other                                                                           96                     125
         Construction in process                                                        122                     110
                                                                           -----------------      ------------------
                                                                                      1,099                   1,451
         Accumulated depreciation and depletion                                        (192)                   (281)
                                                                           -----------------      ------------------
                                                                                        907                   1,170
                                                                           -----------------      ------------------

 5.  Income Taxes

     Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. For 2001 up to 2003 we elected to calculate and pay our income taxes based on the provisions of REFIS.

                                                                           December 31, 2002      September 30, 2003
                                                                           -----------------      ------------------
                                                                                                         (Unaudited)
         Deferred tax
            Tax loss carryforwards                                                 17                       8
            Tax effects on impairment of investee (Note 2(c))                      46                      46
            Other                                                                   4                       5
            Foreign currency and interest swap contracts                          (36)                    (22)
            Property, plant and equipment                                         (15)                    (22)
                                                                           -----------------      ------------------
         Net deferred tax asset                                                    16                      15
                                                                           -----------------      ------------------


     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------

 6.  Short-term Debt

     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not incurred significant losses in connection with such recourse provisions.

 7.  Long-term Debt

                                        Interest rate at           December 31,   September 30,
                                       September 30, 2003 -%              2002           2003
                                       ---------------------       -------------  -------------
                                                                                 (Unaudited)
In U.S. dollars
    Syndicated bank loan                    LIBOR + 2.0                   380            317
    Bank loan (ABN)                         4.2                           200            110
    Eurobonds VOTO II                       5.7                                          126
    Export credits (Pre-payment)            LIBOR + 1.6                   151            151
    Export credits                          5.3                           113            194
    Import credits                          LIBOR + 2.8                    13

In reais
    Banco Nacional de Desenvolvimento
        Economico e Social (BNDES)          TJLP + 3.0                     73            137
                                            UMBNDES + 11.8%                43             34
                                                                    ---------       --------
                                                                          973          1,069
Less: current portion                                                    (249)          (437)
                                                                    ---------       --------
Long-term portion                                                         724            632
                                                                    =========       ========

Note: LIBOR = London Interbank Offered Rate. At September 30, 2003, the LIBOR rate was 1.18% per annum. TJLP = "Taxa de Juros a Longo Prazo", a long-term interest rate fixed quarterly by the Brazilian Central Bank. At September 30, 2003, the TJLP rate was 12% per annum. UMBNDES: Weighted-average exchange rate variation on basket of currencies, predominantly U.S. dollars, held by BNDES. (December 31, 2002 - 0.067; September 30, 2003 - 0.056).

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------


     Foreign Currency

     In October 2001, our wholly-owned subsidiary VCP Exportadora e Participacoes S.A. through its wholly-owned subsidiary Newark Financial Inc, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz. On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.

     Pursuant to a right granted in the indenture entered into by VOTO I in June 1997, our 50% affiliated company, St. Helen Holding III B.V., located in Curacao, exercised its call option and purchased US$ 400 of bond issued thereunder. Funds used for the acquisition of these bonds were raised through a bank syndicated loan, maturing in 2005.

     On July 28, 2003 together with Votorantim Participacoes S.A. ("VPAR"), we jointly formed VOTO II, based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due 2005 in the international market, under Regulation S of the Securities Act of 1933 and loaned US$ 125 to St. Helen III, our indirectly controlled entity, and to St. Helen II, an entity under common control of our shareholder VPAR. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR we are the guarantors for this operation with our guarantee limited to US$ 250.

     The funds loaned to St. Helen III were used to repay a portion of the US$ 203 debt that was contracted on June 27, 2002 from ABN AMRO Bank N.V., for the purchase of US$ 200 of the VOTO I Bonds. The interest rate on the balance of US$ 78 was renegotiated to 4.25% per annum, down from the original rate of 6.87% per annum, and the maturity extended to September 17, 2004.

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------



     In August 2003, we entered into a credit agreement with Santander Bank, for export pre-payment financing, of US$ 100, at the rate of LIBOR plus 2.95% per annum, maturing after three years. At September 30, 2003, US$ 25 had been released under this line of credit.

     During the three month period ended September 30, 2003, we were granted, US$ 132 by several financial institutions, as lines of credit to support export pre-payments, at an average interest rate of 3.67% per annum, to be amortized within terms averaging 352 days.

     On September 18, 2003 the BNDES granted us an additional line of credit under our program of US$ 33 which is indexed to the TJLP.

      At September 30, 2003, long-term debt maturities are as follows:

        2004                                  83
        2005                                 425
        2006                                  46
        2007                                  30
        2008                                  30
        Thereafter                            18
                                          ------
                                             632
                                          ======

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------



 8.  Related Parties

     Balances and transactions with related parties are as follows:

                                                       Nature and business Purpose of        December 31,       September 30,
                                                       transactions                                 2002                2003
                                                       ------------------------------        ------------       -------------
                                                                                                                  (Unaudited)

         Cash, cash equivalents and held-to-           Surplus cash funds invested
             maturity investments                      with Group Financial
                 Votorantim Group company              Institution
                    Banco Votorantim S.A.                                                              320                318
                    Votorantim Financas                                                                 18                  6
                    Draft II Participacoes S.A.                                                          6                  1

         Trade accounts receivable                     Sales to trading company
             Votorantim Group company
                 Votorantrade N.V.                                                                      60                  1
                 VINA - Votorantim International
                 North America                                                                                              8

         Unrealized gains from foreign currency        Arising from swap contract
             and interest rate swaps                   Transactions in which the
                 Votorantim Group company              Group financial institution
                    Banco Votorantim S.A.              acts as counter-party                            93                 57

         Long-term loans from related parties          Loans from related parties
             BNDES                                                                                     116                171
             VOTO II                                                                                                      126


     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------


 9.  Financial Instruments and Derivatives

     The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2002 and September 30, 2003 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 255 and US$ 214 respectively, and their fair values were US$ 93 and US$ 55, respectively.

     The carrying amounts and fair values of our financial instruments were as follows:

                                                                              December 31, 2002            September 30, 2003
                                                                   ----------------------------  ----------------------------
                                                                                                                  (Unaudited)

                                                                   Carrying amount   Fair value  Carrying Amount   Fair value
                                                                   ---------------   ----------  ---------------   ----------
          Cash and cash equivalents                                             90           90              284          284
          Held-to-maturity investments                                         320          246              280          276
          Unrealized gains from foreign
              currency and interest rate swaps                                  93          118               57           57
          Short-term debt                                                       66           57               79           79
          Long-term debt                                                       973          948            1,069        1,079


10.  Segment Information

                                                              Three-month period ended September 30
                                                              -------------------------------------
                                                                                        (Unaudited)

                                                                 2002                          2003
                                                   -------   --------            --------   -------
                                                    Pulp        Paper             Pulp        Paper

          Revenues from external customers            33          121               72          134
          Intersegment revenues                       35                            50
          Segment profit                              23           21               35           31


     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
----------------------------------------------------------------------------



                                                                   Nine-month period ended September 30
                                                                   -------------------------------------
                                                                                            (Unaudited)

                                                                         2002                      2003
                                                     ------------------------      --------------------
                                                     Pulp           Paper           Pulp         Paper
                                                   --------        -------         -------     --------
          Revenues from external customers              94            370            192          390
          Intersegment revenues                        122                           151
          Segment profit                                66             63            110           87

     At September 30, 2003 pulp and paper segment assets had increased by US$ 162 and US$ 69, respectively, from amounts reported at December 31, 2002. In the nine month period ended September 30, 2003, the acquisitions of property, plant and equipment were US$ 83 for pulp and US$ 30 for paper.

     A reconciliation of combined operating profit from our Pulp and Paper segments to U.S. GAAP consolidated income before taxes on income and equity in affiliates is as follows:

                                                          Three-month period ended           Nine-month period ended
                                                                      September 30                      September 30
                                                          ------------------------           ------------------------
                                                                       (Unaudited)                       (Unaudited)

                                                             2002             2003            2002              2003
                                                           -------           ------          ------            ------
        Total operating profit for reportable
          segments                                            44              66              129              197
        Financial income                                      17              17               60               47
        Financial expenses                                   (19)            (19)             (51)             (52)
        Foreign exchange gains (losses), net                  (5)             (4)              (3)             (11)
                                                           -------           ------          ------            ------
        Income before taxes on income and equity
          in affiliates                                       37              60              135              181
                                                           =======           ======          ======           =======


     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------


11.  Shareholders' Equity

     Changes in shareholders' equity for the period are presented below:

                                                          Nine-month period ended
                                                            September 30, 2003
                                                          ------------------------
                                                               (Unaudited)

         At January 1, 2003                                            767
         Sale of treasury stock                                          3
         Gain on sale of treasury stock (APIC)                           4
         Foreign currency translation adjustments                      190
         Net income for the period                                     179
         Dividends declared                                           (40)
                                                                ----------
         At September 30, 2003                                       1,103
                                                                ==========

         Total comprehensive income (loss) is comprised of:





                                              Three-month period ended     Nine-month period ended
                                                          September 30                September 30
                                                           (Unaudited)                  (Unaudited)
                                             --------------------------    ------------------------
                                                   2002         2003            2002         2003
                                             ----------    ---------       ---------    ---------
        Net income                                 42           62            122            179
        Translation adjustments                  (268)         (21)          (485)           190
        Net unrealized loss in equity
              investee on
              available-for-sale
              securities                           (1)                         (1)
                                             ----------    ---------       ---------    ---------

        Comprehensive income (loss)              (227)          41           (364)           369
                                             ==========    =========       =========    =========


        Translation adjustments resulted from the changes in exchange rates between the real and the U.S. dollar.

     Votorantim Celulose e Papel S.A.

     Notes to the Condensed Consolidated Interim Financial Information Expressed in millions of United States dollars, unless otherwise stated
-------------------------------------------------------------------------------



12.  Commitments and Contingencies

     We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made escrow deposits under the custodianship of a court held under our name (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                                  December 31, 2002               September 30, 2003
                                        ---------------------------     ----------------------------
                                                                                         (Unaudited)
         Type of proceeding             Deposits        Provisions         Deposits          Provisions
         ------------------             --------        ----------         --------          ----------
         Tax-related                      10               19                16                   40
         Civil-related                                      5                                      3
         Labor-related                     2                3                 3                    7
                                        --------        ----------         --------          ----------
                                          12               27                19                   50
                                        ========        ==========         =======           ==========

     We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 15 years. The contractual obligations in connection with such contracts are approximately US$ 38 per year.

     We provide guarantees to banks generally not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At September 30, 2003, customer guarantees provided by us totaled US$ 39, including interest (US$ 38 at December 31, 2002). Our guarantees are usually secured by the personal guarantee of the customer's owner.

     Based on our analysis of our guarantees, we have determined that the fair value of such amounts are not significant for purpose of inclusion in our balance sheet.



                                      * * *

                                                     ADSs


                                   [VCP Logo]


                    Each American Depositary Share represents
                              500 Preferred Shares


                                   Prospectus


                                    JPMorgan



                                     , 2003

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers

     Neither the laws of Brazil nor the Registrant's by-laws or other constitutive documents provide for indemnification of directors or officers.

     The Registrant maintains liability insurance covering all expenses, liability and loss (including reasonable attorney's fees, judgments and amounts paid or to be paid in settlement) that any of its directors and officers are legally required to pay (and for which they are not indemnified by the Registrant) as a result of a written request for indemnification of financial losses or of any civil, criminal or formal administrative proceedings in connection with any mistake, misstatement, act, omission, neglect or violation of a right performed by such directors and officers acting as such, either individually or as a group, and also in connection with being a director or officer of the Registrant.

     This liability insurance also covers all payments made by the Registrant to indemnify its directors and officers against all expenses, liability and loss (including reasonable attorney's fees, judgments and amounts paid or to be paid in settlement) that such directors and officers are legally required to pay in the circumstances explained above.

Item 9.  Exhibits

     The following documents are filed as part of this Registration Statement:

Exhibit
Number         Description
-------        -----------

1.1*           Form of Underwriting Agreement.

4.1+ Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

5.1* Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga - Advogados, Brazilian counsel of the Registrant, as to the legality of the preferred shares.

5.2+ Opinion of counsel to the depositary bank as to the legality of the American depositary shares.

8.1*           Opinion of Shearman & Sterling LLP, as to U.S. tax matters.

8.2* Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga - Advogados, as to Brazilian tax matters.

23.1           Consent of PricewaterhouseCoopers Auditores Independentes.

23.2           Consent of Ernst & Young Auditores Independentes S.S.

23.3* Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga - Advogados, Brazilian legal counsel of the Registrant (included in Exhibit 5.1).

23.4* Consent of Shearman & Sterling LLP, U.S. counsel of the Registrant (included in Exhibit 8.1).

24.1 Power of Attorney (included on the signature page to the Registration Statement).


----------
*  To be filed by amendment
+ Incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-84964)


Item 10.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 8 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby also undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sao Paulo, Brazil on November 21, 2003.

                                            VOTORANTIM CELULOSE E PAPEL S.A.



                                            By:  /s/   Raul Calfat
                                               ---------------------------------
                                               Name:   Raul Calfat
                                               Title:  Chief Executive Officer



                                            By:  /s/  Valdir Roque
                                               ---------------------------------
                                               Name:   Valdir Roque
                                               Title:  Chief Financial Officer

                                POWER OF ATTORNEY

                  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raul Calfat and Valdir Roque, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign this Registration Statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 21, 2003.



            Name                                        Title


  /a/   Fabio Ermirio de Moraes                Vice-Chairman of the Board of
--------------------------------------------   Directors
Fabio Ermirio de Moraes


  /s/   Carlos Ermirio de Moraes               Director
--------------------------------------------
Carlos Ermirio de Moraes


  /s/   Clovis Ermirio de Moraes Scripilliti   Director
--------------------------------------------
Clovis Ermirio de Moraes Scripilliti


  /s/   Raul Calfat                            Director, President and Chief
--------------------------------------------   Executive Officer
Raul Calfat


  /s/   Valdir Roque                           Chief Financial Officer and
--------------------------------------------   Investor Relations Officer
Valdir Roque


  /s/   Sidney Catania                         Corporate Controller
--------------------------------------------
Sidney Catania


Votorantim International                       Authorized Representative in the
North America Inc.                             United States

  /s/ Votorantim International
      North America Inc.
--------------------------------------------
By:  Eduardo de Magalhaes Scabbia
     Authorized Signatory